Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foster Wheeler AG
(Name of Subject Company)

Foster Wheeler AG
(Name of Person Filing Statement)

Registered Shares, par value CHF 3 per share
(Title of Class of Securities)

H27178104
(CUSIP Number for Registered Shares)

Michelle K. Davies
Executive Vice President, General Counsel and Corporate Secretary
Foster Wheeler AG
Shinfield Park
Reading Berkshire RG2 9FW
United Kingdom
+44 118 913 1234
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Doug Smith, Esq. Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HT United Kingdom +44 20 7936 4000	Matthew F. Herman, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue, 31st floor New York, NY 10022 United States +1 (212) 277 4037
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits and Annexes attached hereto, this "Schedule 14D-9") relates is Foster Wheeler AG, a corporation incorporated under the laws of Switzerland and registered in the commercial register of the Canton of Zug, Switzerland with registered number CHE-114.603.783 (the "Company" or "Foster Wheeler"). The Company's principal executive offices are located at Shinfield Park, Reading, Berkshire, RG2 9FW, United Kingdom, its registered offices are located at Lindestrasse 10, 6340 Baar (Canton of Zug), Switzerland, and its telephone number is +44 118 913 1234.

Securities

        The title of the class of equity securities to which Schedule 14D-9 relates is the registered shares of the Company, par value CHF 3 per share (the "Shares"). As of the close of business on September 26, 2014, there were 100,094,999 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        Foster Wheeler is the subject company and the person filing this Schedule 14D-9. The Company's name, business address, and business telephone number are set forth in Item 1 above under the caption "Name and Address." The Company's website address is http://www.fwc.com. The Company's website and the information on or connected to the Company's website are not a part of this Schedule 14D-9 and are not incorporated herein by reference.

Exchange Offer

        This Schedule 14D-9, which has been filed with the Securities and Exchange Commission (the "SEC"), relates to an exchange offer by AMEC International Investments BV ("AMEC Investments"), a company organized under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, a public limited company incorporated and registered in England and Wales ("AMEC"), to acquire all of the issued and to be issued Shares in exchange for consideration per Share (the aggregate of such consideration per Share being the "Offer Consideration") consisting of a combination of $16.00 in cash and 0.8998 AMEC securities ("AMEC securities"), which at the election of the Company shareholders will be in the form of either ordinary shares, nominal value £0.50 per share ("AMEC Shares"), or American depositary shares each representing one AMEC Share ("AMEC ADSs") in accordance with the Implementation Agreement dated 13 February 2014, by and between AMEC and the Company (as amended by the letter agreement dated 28 March 2014, the Deed of Amendment dated 28 May 2014 and the Deed of Amendment dated 2 October 2014, the "Implementation Agreement").

        As set forth in the offer to exchange/prospectus dated October 7, 2014 (as amended or supplemented from time to time, the "Prospectus"), which is part of the Registration Statement on Form F-4 filed by AMEC with the SEC on October 2, 2014 in connection with the exchange offer, and the related letter of transmittal (as amended or supplemented from time to time, the "Letter of Transmittal") incorporated by reference as Exhibit (a)(1)(i) to the Tender Offer Statement filed by AMEC with the SEC on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") on October 7, 2014, each Company shareholder may elect to receive for each outstanding Share validly tendered and not properly withdrawn in the exchange offer: (i) $32.00 in cash without interest (the "Cash Consideration") or (ii) 1.7996 AMEC securities (in the form of either AMEC Shares or

AMEC ADSs at the election of the Company shareholders) (the "Share Consideration"), in each case, less any applicable taxes, and subject to the election and proration procedures described in the Prospectus and the Letter of Transmittal. The terms and conditions of the exchange offer set forth in the Prospectus and the Letter of Transmittal together constitute the "Offer."

        As more fully described in the Prospectus and the Letter of Transmittal, AMEC, through AMEC Investments, has set a fixed aggregate amount of cash to be paid (on the one hand) and a fixed aggregate amount of AMEC securities to be issued (on the other hand) as consideration in the Offer (which amounts are fixed based on the assumption that all Shares then outstanding are tendered). Accordingly, as a result of the election and proration procedures described in the Prospectus and the Letter of Transmittal, Company shareholders cannot be certain of receiving the exact proportion of consideration that they elect with respect to all of their Shares (see "The Offer—Terms of the Offer—Mix and Match Election and Proration" in the Prospectus). Company shareholders may receive a different form of consideration than their election as a result of proration if the elections of Company shareholders result in an oversubscription of the pool of cash or AMEC securities available to be paid or issued, respectively, pursuant to the Offer. Tendering Company shareholders who make no election will receive the type of consideration that is not oversubscribed, which will depend on the valid elections of tendering Company shareholders. If neither type of consideration is oversubscribed, tendering Company shareholders who make no election will be entitled to receive the Cash Consideration and the Share Consideration in proportion to the amount of each type of consideration that is available after taking into account the valid elections of tendering Company shareholders.

        In addition, Company shareholders who otherwise would be entitled to receive a fractional AMEC security (after aggregating each of all fractional AMEC securities issuable to such tendering Company shareholder in the Offer) will instead receive cash (without interest) in an amount representing such shareholders' proportionate interest in the net proceeds from the sale of the aggregate number of such AMEC securities that would otherwise be issued, as more fully described in the Prospectus under the caption "The Offer—Fractional Shares."

        Company shareholders should be aware that the exchange ratio in relation to the securities portion of the Offer consideration is fixed and will not vary, regardless of any fluctuations in the market price of either AMEC securities or Company shares. Therefore, the US dollar value of the Share Consideration will fluctuate along with the market price of AMEC Shares (and, because the market price of AMEC Shares is quoted in pounds sterling, the exchange rate of pounds sterling to US dollars), and Company shareholders should obtain current market price and exchange rate information before tendering their Shares.

        AMEC Investments commenced the Offer on October 7, 2014, and the Offer is initially scheduled to expire at 11:59 pm, New York City time, on November 4, 2014, unless extended.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed descriptions and explanations contained in the Prospectus and Letter of Transmittal. A copy of the Prospectus is filed as Exhibit (a)(1) to this Schedule 14D-9 and a copy of the Letter of Transmittal is filed as Exhibit (a)(2) to this Schedule 14D-9. Company shareholders are urged to carefully read the Prospectus and the Letter of Transmittal in order to more fully understand the terms and conditions of the Offer.

        The Offer is being undertaken pursuant to the Implementation Agreement. A more complete description of the Implementation Agreement is contained in the Prospectus under the caption "Material Agreements—Implementation Agreement." Copies of the Implementation Agreement dated 13 February 2014, the letter agreement dated 28 March 2014, the Deed of Amendment dated 28 May 2014 and the Deed of Amendment dated 2 October 2014 are filed as Exhibits (e)(1)(A), (e)(1)(B), (e)(1)(C) and (e)(1)(D) hereto, respectively, and are incorporated herein by reference. Company shareholders are urged to carefully read the Implementation Agreement in its entirety in order to more fully understand the terms and conditions of the Offer.

        The closing of the Offer is subject to certain conditions, including, among other things, AMEC having received in the Offer valid acceptances for at least 80% of the total number of issued Shares outstanding, which AMEC may waive down to a minimum tender of 66 2/3% (the "Minimum Tender Condition") and approval of the Offer by AMEC's shareholders at an extraordinary general meeting, which is to be held on October 23, 2014. The Offer is not subject to any financing condition. As of the date of this Schedule 14D-9, the following conditions have been satisfied and are no longer applicable:

  •
  the receipt of the Committee on Foreign Investment in the United States ("CFIUS") and all antitrust approvals required for closing of the Offer;

  •
  the approval by the Company shareholders of the amendment of the 10% transfer restriction and the 10% voting limitation contained in the Company's Articles of Association (as described below); and

  •
  the board of directors of the Company (the "Board," and each director, a "Director") having resolved to register AMEC and its affiliates in the Company share register as a shareholder with voting rights in respect of all Shares acquired or to be acquired in the Offer.

The conditions to the closing of the Offer are described more fully in the Prospectus under the caption, "The Offer—Conditions to the Offer."

        In the Prospectus, AMEC has disclosed that the purpose of the Offer is for AMEC to acquire control of, and ultimately acquire 100% of the issued share capital of the Company. If, following the closing of the Offer, AMEC, directly or indirectly, has acquired or controls, at least 90% of the issued Company voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a squeeze-out merger under Swiss law exists, AMEC will, indirectly through a Swiss wholly-owned subsidiary, initiate a squeeze-out merger under Swiss law whereby any remaining Company shareholders will be compensated (in cash or otherwise) as required under Swiss law (the "Squeeze-Out Merger"). However, in no event will they receive any shares of the surviving entity. Pursuant to article 8, paragraph 2 and article 18, paragraph 5 of the Swiss Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities (the "Merger Act"), the amount or value of such compensation paid in the Squeeze-Out Merger must be adequate, but such amount may be different in form and/or value from the consideration Company shareholders receive in the Offer.

        In addition, if the Minimum Tender Condition is satisfied but less than 90% of the Company's issued voting rights are acquired or controlled, directly or indirectly, by AMEC after the closing of the Offer, AMEC will not be able to unilaterally initiate a Squeeze-Out Merger immediately following closing of the Offer. However, AMEC has disclosed in the Prospectus that it may use all legally permitted means under Swiss law to acquire the remaining outstanding Company voting rights after the Offer, including engaging in one or more corporate restructuring transactions such as contribution of assets, businesses or shareholdings into the Company in connection with a capital increase of the Company by contribution in kind, whereby the preemptive rights of the remaining Company shareholders would be withdrawn and new Shares would be issued to AMEC (or its contributing affiliate), or purchases of Shares from minority Company shareholders. For any such transaction, the form and amount of the consideration to be paid could be different from the consideration offered pursuant to the Offer.

        If the Squeeze-Out Merger is completed and is treated as having occurred pursuant to an integrated plan together with the Offer and at least 40% of the aggregate fair market value of all currently outstanding Shares are treated as having been exchanged for AMEC securities, determined at the time the Squeeze-Out Merger is completed, then the Company expects that the acquisition and the

Squeeze-Out Merger, taken together, should qualify as a tax-deferred reorganization under section 368(a) of the US Internal Revenue Code of 1986, as amended (the "Code"). However, no assurances can be made that the Offer and the Squeeze-Out Merger, taken together, will qualify as reorganization within the meaning of Section 368(a) of the Code. Company shareholders are urged to carefully read the section entitled "Material Tax Consequences—Material US Federal Income Tax Considerations" in the Prospectus and to consult their own tax advisors in order to more fully understand the tax consequences of their participation in the Offer and their ownership of AMEC securities.

        The above summaries do not contain all of the information that may be important to you. Company shareholders are urged to carefully read the entirety of this Schedule 14D-9 (including the Exhibits and Annexes) and other documents that are referred to herein (including the Prospectus, the Letter of Transmittal and the Implementation Agreement) in order to more fully understand the terms and conditions of the Offer. The Company does not take any responsibility for the accuracy or completeness of any information contained in the Prospectus or Letter of Transmittal, including information concerning AMEC or AMEC Investments, or their respective affiliates, officers or directors, or actions or events with respect to any of them, or for any failure by AMEC to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

        AMEC is headquartered at 4th Floor, Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom, its registered office is at Booths Park, Chelford Road, Knutsford, Cheshire WA16 8QZ, United Kingdom, and its main telephone number is +44 (0) 20 7429 7500.

        Information relating to the Offer, including the Prospectus, the Letter of Transmittal, this Schedule 14D-9 and related documents, can be found on the SEC's website at http://www.sec.gov, on the Company's website at http://www.fwc.com or on AMEC's website at http://www.amec.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Statement Regarding Conflicts of Interest

        Except as set forth in this Schedule 14D-9 (including this Item 3), the Exhibits hereto and the information incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company's executive officers, Directors or affiliates or (ii) AMEC or its executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and its Directors, Executive Officers and Affiliates

        In considering the recommendation of the Board set forth in Item 4 below under the caption "Recommendation of the Board," the Company shareholders should be aware that the Directors and Company executive officers have interests in the Offer and the other transactions contemplated by the Implementation Agreement (including the Squeeze-Out Merger) that are different from, or in addition to, those of Company shareholders generally. These interests include, but are not limited to, the treatment of Equity Awards (as defined below) held by the Directors and Company executive officers and the payment of certain amounts to the Company's executive officers in the event of a change of control and/or termination of employment pursuant to the terms of agreements previously entered into with such Company executive officers.

        The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Implementation Agreement and the Offer and in making their recommendation to shareholders.

Consideration for Shares Tendered Pursuant to the Offer

        If the Directors and Company executive officers who own Shares tender their Shares in the Offer, they will receive the same Offer Consideration for each Share tendered, on the same terms and conditions, as the other Company shareholders (subject to differences arising out of the making of different elections as to the form of consideration and the related effects of proration in connection therewith, as described in further detail in Item 2 above under the caption "Exchange Offer").

        The following table sets forth, as of September 26, 2014, beneficial ownership of Shares by each Director and executive officer and the total cash value each Director and executive officer would receive if he or she tendered all such Shares in the Offer, assuming for this purpose that, as a result of proration as described above, such Director or executive officer receives $32.62 per Share (the "Assumed Offer Price"), comprised of $16.00 in cash and 0.8998 AMEC securities (with such AMEC securities valued at $18.47 per AMEC security, which is the average of the closing price of AMEC Shares on the London Stock Exchange over the five trading days following announcement of the execution of the Implementation Agreement, converted into US dollars at a rate of $1.67 per pound sterling, the average exchange rate as published in The Financial Times over such five-day period).

        As of September 26, 2014, there were 100,094,999 Shares outstanding, and the Directors and Company executive officers beneficially owned, in the aggregate, 414,156 Shares, excluding for this purpose, unvested restricted stock units and Shares subject to vested or unvested options. If the Directors and Company executive officers were to tender all such Shares pursuant to the Offer, and all such Shares were accepted for exchange, they would receive an aggregate of approximately $13,509,804.

Name	Shares Held(1)		Shares Held ($)(1)
Directors
Clayton C. Daley, Jr.	12,732		$415,318
Steven J. Demetriou	19,950		$650,769
Edward G. Galante	15,047		$490,833
John M. Malcolm	7,611		$248,271
J. Kent Masters(2)	198,427	(3)	$6,472,689	(3)
Stephanie S. Newby	20,529		$669,656
Henri Philippe Reichstul	7,826		$255,284
Maureen B. Tart-Bezer	11,322		$369,324
Executive Officers
Franco Baseotto	37,980		$1,238,908
Michelle K. Davies	4,616		$150,574
Rakesh K. Jindal	12,447		$406,021
Gary T. Nedelka	20,859		$680,421
Jonathan C. Nield	2,445		$79,756
Roberto Penno	16,146		$526,683
Stephen Rostron	1,196		$39,014
Beth B. Sexton	15,386		$501,891
Lisa Z. Wood	9,637		$314,359

(1)
The number of Shares indicated as being held by each person listed in this table includes Shares that are individually or jointly owned, as well as Shares over which such person has either sole or shared investment or voting authority.

(2)
In addition to serving as a Director, Mr. Masters is President and Chief Executive Officer of the Company.

(3)
On September 30, 2014, 27,872 restricted stock units and 3,920 restricted stock units with performance goals held by Mr. Masters vested, and the Company issued a total of 31,792 Shares to Mr. Masters as a result of such vesting. 15,067 Shares were sold by Mr. Masters pursuant to a Rule 10b5-1 Trading Plan adopted on May 7, 2013. See "Item 6—Interest in Securities of the Subject Company." As a result of these transactions, as of the date of this Schedule 14D-9, Mr. Masters holds 16,725 Shares in addition to the Shares listed above, and is expected to receive an additional $545,570 upon the tender of these Shares in the Offer at the Assumed Offer Price.

Treatment of Stock Options and Restricted Stock Units under the Implementation Agreement

        Each of the Company's Directors and executive officers holds vested and unvested equity awards. Under the terms of the Implementation Agreement, each stock option ("Option"), restricted stock unit ("RSU") and restricted stock unit with performance goals ("PRSU" and, together with Options and RSUs, the "Equity Awards" and each, an "Equity Award") granted pursuant to the Foster Wheeler AG Omnibus Plan (as amended from time to time, the "Company Omnibus Plan") will be treated as follows:

  Vesting and settlement of Options, RSUs, and PRSUs granted on or before November 8, 2012:

  Vesting: Options and RSUs

        Unvested Options and RSUs granted on or before November 8, 2012 (including those held by Directors and executive officers) will vest in full on the closing of the Offer.

  Vesting: PRSUs

        Unvested PRSUs granted on or before November 8, 2012 (including those held by executive officers) will vest on the closing of the Offer to the extent that the Company's Compensation and Executive Development Committee determines that the applicable performance condition has been met as at the latest practicable measurement date prior to the closing of the Offer, and shall lapse as to the balance.

  Settlement

        Holders of such Options (including vested but unexercised Options), RSUs and PRSUs will, following the closing of the Offer, receive (at the election of the Company) the relevant number of Shares or a cash sum calculated by multiplying the number of vested Shares under the applicable award by the closing price on NASDAQ Stock Market LLC of a Share on the last trading day prior to the closing of the Offer, less, in the case of Options only, any exercise price payable to exercise the Option. Such cash sum will be paid no later than 10 business days after closing of the Offer and will be subject to applicable withholding taxes. Where Equity Awards are satisfied by payment of a cash sum, the amount paid may be greater or less than the Offer Consideration depending upon the closing price of a Share on the last trading day prior to the date of closing of the Offer. Where Equity Awards are satisfied by delivery of Shares, the Company will take steps to assist a participant in discharging his or her tax liability (including arranging the sale of Shares on behalf of the participant) and will seek to ensure the Shares are acquired in the Squeeze-Out Merger or otherwise.

        Replacement of Options, RSUs, and PRSUs held by current Company employees granted after November 8, 2012:

        Outstanding Options, RSUs and PRSUs granted after November 8, 2012 to current Company employees (including executive officers) which have not vested in the ordinary course prior to the closing of the Offer will not vest and instead holders of such awards will receive equivalent, replacement awards of AMEC Shares.

        The number of AMEC Shares subject to replacement awards, in the case of Options and RSUs, will be calculated by multiplying the number of Shares subject to the outstanding award by 1.7996 and rounding down to the nearest whole number. In the case of an Option, the total exercise price payable to exercise the replacement award will, to the greatest extent possible, be the same as the corresponding total exercise price for the Option which it replaces.

        The number of AMEC Shares subject to replacement awards, in the case of PRSUs, will be calculated by multiplying 50% of the maximum number of Foster Wheeler shares subject to the outstanding award by 1.7996 and rounding down to the nearest whole number. The terms and conditions of the replacement awards will be equivalent in all material respects to those applicable to the Equity Awards immediately prior to closing of the Offer, except that no performance conditions will apply to the replacement awards in respect of PRSUs.

        Settlement of RSUs and PRSUs held by non-employee Directors and former executive officers granted after November 8, 2012:

        Outstanding RSUs and PRSUs granted after November 8, 2012 to non-employee Directors and former executive officers who have already ceased employment with the Company will not be replaced, but on closing of the Offer will be settled as described under "Settlement" above.

  Options, RSUs, and PRSUs vesting in the ordinary course prior to closing of the Offer:

        Equity Awards over approximately 78,806 Shares will vest in the ordinary course in September 2014. Prior to the closing of the Offer, RSUs and PRSUs will be settled in Shares shortly after vesting and Options, if exercised, will be settled in Shares upon exercise. AMEC will extend the Offer to holders of any Shares obtained under RSUs and PRSUs that vest prior to the closing of the Offer and Options that are exercised prior to the closing of the Offer.

        The following table sets forth the cash consideration that each Director and executive officer of the Company would be entitled to receive upon the closing of the Offer, in respect of his or her vested Options outstanding as of September 26, 2014 and his or her Options, RSUs and PRSUs outstanding as of September 26, 2014 that will be settled upon the closing of the Offer as set forth above, after payment of any exercise price payable to exercise such Options, assuming for this purpose that (i) no executive officer experiences a qualifying termination event upon the closing of the Offer, (ii) the Company's Compensation and Executive Development Committee has determined that the applicable performance metrics for all PRSUs have been satisfied at the maximum level, (iii) all Equity Awards granted on or before November 8, 2012 are satisfied by payment of a cash sum, (iv) all RSUs and PRSUs held by non-employee Directors granted after November 8, 2012 are satisfied by payment of a cash sum and (v) the closing price on NASDAQ of a Share on the last trading day prior to the closing of the Offer is the Assumed Offer Price of $32.62.

Name	Shares Subject to Options	Shares Subject to Options ($)	RSUs		RSUs ($)		PRSUs		PRSUs ($)		Total ($)
Directors
Clayton C. Daley, Jr.	9,274	38,368	3,566		116,323		—		—		154,691
Steven J. Demetriou	13,321	79,322	5,426		176,996		—		—		256,318
Edward G. Galante	2,438	—	3,566		116,323		—		—		116,323
John M. Malcolm	6,165	57,948	3,566		116,323		—		—		174,271
J. Kent Masters(1)	65,331	738,149	38,682	(2)	1,261,807	(2)	146,634	(2)	4,783,185	(2)	6,783,141	(2)
Stephanie S. Newby	9,274	38,368	3,566		116,323		—		—		154,691
Henri Philippe Reichstul	5,432	55,038	3,566		116,323		—		—		171,361
Maureen B. Tart-Bezer	9,274	38,368	3,566		116,323		—		—		154,691
Executive Officers
Franco Baseotto	29,405	95,593	6,020		196,372		27,096		883,872		1,175,837
Michelle K. Davies	14,099	98,508	1,812		59,107		8,162		266,244		423,859
Rakesh K. Jindal	6,634	22,750	1,433		46,744		6,451		210,432		279,926
Gary T. Nedelka	16,859	63,725	4,013		130,904		18,064		589,248		783,877
Jonathan C. Nield	7,966	29,138	572		18,659		2,580		84,160		131,957
Roberto Penno	19,199	98,522	2,007		65,468		9,032		294,624		458,614
Stephen Rostron	—	—	—		—		—		—		—
Beth B. Sexton	34,828	119,726	2,293		74,798		10,322		336,704		531,228
Lisa Z. Wood	6,538	21,851	1,375		44,853		6,193		202,016		268,720

(1)
In addition to serving as a Director, Mr. Masters is President and Chief Executive Officer of the Company.

(2)
On September 30, 2014, 27,872 RSUs and 3,920 PRSUs held by Mr. Masters vested, and the Company issued a total of 31,792 Shares to Mr. Masters as a result of such vesting. See "Item 6—Interest in Securities of the Subject Company."

Change in Control Agreements

        The Company's employment agreements with its executive officers provide each executive officer with certain payments and benefits if his or her employment is terminated without cause during a "change in control period" or if he or she resigns for good reason during a change in control period. A "change in control period" is defined as (i) in the case of Mr. Baseotto and Ms. Sexton, the 13 months following a change in control, and (ii) in the case of all other executive officers, the 24 months following a change in control. The closing of the Offer will qualify as a change in control for purposes of the Company's employment agreements with its executive officers.

        The employment agreements provide for certain cash severance benefits as follows:

  •
  Base salary:

  •
  J. Kent Masters, Rakesh Jindal, Roberto Penno and Lisa Wood—a sum equal to two times annual base salary for the year in which the termination occurs, paid over the course of two years at the same time intervals at which active employees are paid.

  •
  Michelle Davies, Jonathan Nield and Stephen Rostron—a lump sum equal to two times annual base salary for the year in which the termination occurs, paid on the 60th day following termination.

    •
    Gary Nedelka—a sum equal to two and a half times annual base salary for the year in which the termination occurs, paid over the course of two and a half years at the same time intervals at which active employees are paid.

    •
    Beth Sexton—a lump sum equal to two and a half times annual base salary for the year in which the termination occurs, paid within 30 days following termination.

    •
    Franco Baseotto—a lump sum equal to three times annual base salary for the year in which the termination occurs, paid within 30 days following termination.

  •
  Bonus:

  •
  J. Kent Masters—a sum equal to two times the target short term incentive award ("STI"), paid in two payments, each equal to 100% of target STI, with the payments being made in the first and second years following termination, in each case at the same time the Company pays annual cash incentives to its active employees. Mr. Masters would also be paid a pro rata portion of his target STI for the year of termination (to the extent not already paid) as a lump sum within 60 days following termination.

  •
  Rakesh Jindal, Roberto Penno and Lisa Wood—a sum equal to two times target STI, paid in two payments, each equal to 100% of target STI, with the payments being made in the first and second years following termination, in each case at the same time the Company pays annual cash incentives to its active employees.

  •
  Michelle Davies, Jonathan Nield and Stephen Rostron—a lump sum equal to (1) two times target STI, plus (2) a pro rata portion of target STI for the year of termination (to the extent not already paid), paid on the 60th day following termination.

  •
  Gary Nedelka—a sum equal to two and a half times target STI, paid in three payments, the first two equal to 100% of target STI and the third equal to 50% of target STI, with the payments being made in the first, second and third years following termination, in each case at the same time the Company pays annual cash incentives to its active employees. Mr. Nedelka would also be paid for the year of termination a pro rata portion of the higher of (x) his highest annual STI paid within the past three years and (y) his annual STI paid or payable for the most recently completed fiscal year (such higher amount, the "Highest Annual Bonus") (to the extent not already paid, by the Single Trigger Payment described below or otherwise) within 30 days following termination.

  •
  Beth Sexton—a lump sum equal to (1) two and a half times her Highest Annual Bonus, plus (2) for the year of termination a pro rata portion of the Highest Annual Bonus (to the extent not already paid, by the Single Trigger Payment described below or otherwise), paid within 30 days following termination.

  •
  Franco Baseotto—a lump sum equal to (1) three times his Highest Annual Bonus, plus (2) for the year of termination a pro rata portion of the Highest Annual Bonus (to the extent not already paid, by the Single Trigger Payment described below or otherwise), paid within 30 days following termination.

        In addition, Messrs. Baseotto and Nedelka and Ms. Sexton will each receive, as soon as possible after the change in control, a sum (the "Single Trigger Payment") equal to his or her STI for the year immediately preceding the year in which the change in control occurred, which is payable on a "single-trigger" basis (i.e., upon the occurrence of a change in control, regardless of whether the executive officer experiences a qualifying termination of employment following the change in control).

        Under the employment agreements and/or the Company Omnibus Plan, upon the termination of an executive officer during a change in control period, all unvested Equity Awards granted to the executive officer vest in full.

        The employment agreements also provide for the continuation of health care benefits for specific periods of time following termination (24 months for Messrs. Masters, Penno, Jindal, Nield, and Rostron and Mses. Davies and Wood, 30 months for Mr. Nedelka and Ms. Sexton, and 60 months for Mr. Baseotto), as well as reimbursement of costs for career transition services up to specified amounts and, in the case of Messrs. Masters, Baseotto and Jindal and Ms. Sexton, reimbursements for the reasonable costs of repatriation to the US.

        The employment agreements with Messrs. Baseotto and Nedelka and Msses. Sexton and Wood also provide for specified tax gross-up payments for excise taxes incurred under Sections 280G or 4999 of the Code. The employment agreements with Messrs. Masters, Jindal, Nield and Rostron provide that to the extent any change in control payments or benefits result in an excise tax under Sections 280G or 4999 of the Code, a "modified cap" would be applied, by which the executive officer would receive the greater of (a) the total parachute payments net of all income and excise taxes or (b) the total parachute payment reduced to the amount that would result in the payment of no excise taxes, net of income taxes.

        As consideration for receiving severance benefits under the employment agreement, an executive officer must execute and deliver to the Company a waiver and release agreement. The employment agreements also contain standard non-compete and non-solicitation clauses for certain periods of time following termination during a change in control period. The non-compete and non-solicitation restrictions included in the Company's employment agreements with its executive officers are effective for the following periods following termination during a change in control period:

Name	Non-Compete Term	Non-Solicitation Term
J. Kent Masters	24 months	24 months
Franco Baseotto	12 months	24 months
Michelle K. Davies	12 months	12 months
Rakesh K. Jindal	24 months	24 months
Gary T. Nedelka	30 months	30 months
Jonathan C. Nield	12 months	12 months
Roberto Penno	24 months	24 months
Stephen Rostron	12 months	12 months
Beth B. Sexton	30 months	30 months
Lisa Z. Wood	24 months	24 months

  Termination for Cause

        The employment agreements with the Company's executive officers generally define "cause" as any felony, use of illegal drugs or act of theft, embezzlement or moral turpitude, an uncured material breach of the employment agreement or breach of a fiduciary duty to the Company, gross negligence or willful misconduct in the performance of the executive officer's duties or refusal to perform his or her duties, or a material violation of the Company's Code of Business Conduct and Ethics.

  Resignation for Good Reason

        The employment agreements with the Company's executive officers generally define "good reason" in the context of a termination during a change in control period as:

  •
  a reduction of the executive's base salary and benefits (other than as part of across-the-board changes for senior executives at the Company);

  •
  exclusion from executive benefit or compensation plans;

  •
  a material change in the geographic location of the executive officer's principal office; or

  •
  a material breach of the agreement by the Company.

        Each of the current executive officers other than Mr. Jindal, Mr. Penno and Ms. Wood can also resign for good reason following a material diminution in his or her title, duties, responsibilities or authority during a change in control period (Mr. Jindal can resign for good reason following a material diminution in his title, duties, responsibilities or authority on or after six months following a change in control).

        For Messrs. Baseotto, Jindal and Nedelka and Msses. Sexton and Wood, good reason also includes resignation in compliance with applicable securities or corporate governance applicable law (such as the US Sarbanes-Oxley Act) or rules of professional conduct specifically applicable to him or her.

        In addition, for Mr. Baseotto, any termination of his employment agreement for any reason within the 30 days immediately following the first anniversary of a change in control shall be considered a termination for good reason.

        The foregoing descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the employment agreements, including all amendments thereto, filed as Exhibits (e)(20) through (e)(58) to this Schedule 14D-9, which are incorporated herein by reference.

Information Regarding Golden Parachute Compensation

        The table below sets forth the potential payments to executive officers pursuant to the terms of their respective employment agreements (and, in the case of Mr. Masters, as reflected in the terms of the Coordination and Settlement Agreement (defined below)) upon a termination of their employment following the closing of the Offer. The table below assumes that the closing of the Offer, which will qualify as a change in control of the Company, will become effective on October 31, 2014 and that the employment of each executive officer will be involuntarily terminated without cause or that each executive officer will resign for good reason on that date (other than Mr. Masters, whose employment, per the terms of the Coordination and Settlement Agreement (defined below), is assumed to terminate on the 91st day following the closing of the Offer, i.e., January 30, 2015). The actual date of the closing of the Offer will depend, among other things, upon the satisfaction of conditions described in the section entitled "The Offer" in the Prospectus, and the date of termination of the executive officers will depend, among other things, upon the applicable notice periods for termination or resignation set forth in their respective employment agreements. The table excludes any base salary, short term incentive compensation and vacation earned or accrued but unpaid as of that date. It also excludes the continuation of certain employee benefits pursuant to the terms of the Company's employee benefit plans, which is available to all salaried employees, and the reasonable repatriation costs to the US which some of the Company's executives are entitled to receive pursuant to their employment agreements. To the extent applicable, any payments to be made to executive officers in pounds sterling under the terms of their employment agreements have been converted to US dollars at a rate of $1.67 per pound sterling, which is the average exchange rate as published in The Financial Times over the five trading days following announcement of the execution of the Implementation Agreement. The value estimated to be realized upon the acceleration of unvested Equity Awards assumes (i) a price per Share equal to the Assumed Offer Price of $32.62, and (ii) the value of any replacement awards over AMEC Shares granted pursuant to the Implementation Agreement for unvested Equity Awards granted after November 8, 2012 (as described above under "Treatment of Stock Options and Restricted Stock Units under the Implementation Agreement") following the closing of the Offer and prior to termination to be equal to the Assumed Offer Price of $32.62 multiplied by the number of unvested Shares underlying the Company RSUs and PRSUs replaced by such awards.

	Termination in connection with a change in control
	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)(3)	Perquisites / benefits ($)(4)	Tax reimbursement ($)(5)	Other ($)	Total ($)
J. Kent Masters	4,506,250	14,712,533	—	165,890	—	—	19,384,673
Franco Baseotto	3,635,280	3,405,424	—	87,905	—	—	7,128,609
Michelle K. Davies	1,684,923	1,100,911	—	55,260	—	—	2,841,094
Rakesh K. Jindal	1,161,247	810,695	—	48,260	—	—	2,020,202
Gary T. Nedelka	2,472,755	2,705,921	—	58,325	—	—	5,237,001
Jonathan C. Nield	1,055,657	377,267	—	55,260	—	—	1,488,184
Roberto Penno	2,474,455	2,247,420	—	48,606	—	—	4,770,481
Stephen Rostron	957,059	326,332	—	55,260	—	—	1,338,651
Beth B. Sexton	2,324,815	1,297,261	—	66,693	—	—	3,688,769
Lisa Z. Wood	1,045,430	778,297	—	48,260	—	—	1,871,987

(1)
Cash: The amounts in this column reflect the cash severance payment to which the executive officers would be entitled under their employment agreements and (with respect to Messrs. Penno and Jindal and Ms. Wood only) under the Implementation Agreement.

For Mr. Masters, per the terms of the Coordination and Settlement Agreement (defined below), this amount is equal to two times the sum of his annual base salary of $1,050,000 per annum and his target STI of $1,155,000, plus, given the assumption that his employment is being terminated on January 30, 2015, the pro rata portion of his target STI of $1,155,000 (which, for purposes of this table, is prorated for one month), all of which is payable upon the termination of Mr. Masters' employment following the closing of the Offer.

For Messrs. Nield and Rostron and Ms. Davies, this amount is equal to two times the sum of his or her annual base salary for 2014 and his or her target STI for 2014, plus the pro rata portion of his or her target STI for 2014 (which, for purposes of this table, is prorated for ten months), all of which is payable on a "double-trigger" basis (i.e., only if the executive officer experiences a qualifying termination of employment following the change in control).

For Messrs. Penno and Jindal and Ms. Wood, this amount is equal to two times the sum of his or her annual base salary for 2014 and his or her target STI for 2014, all of which is payable on a double-trigger basis, plus, in accordance with the terms of the Implementation Agreement, the pro rata portion of his or her STI for 2014 (which, for purposes of this table, is prorated for ten months) calculated by reference to Company results as at the last complete financial quarter prior to the closing of the Offer (which, for purposes of this table, is assumed to be at target), which is payable upon an involuntary termination of the executive officer without cause (including a constructive dismissal as determined by a court or tribunal of competent jurisdiction) on or before December 31, 2014.

For Mr. Nedelka, this amount is equal to (1) two and a half times the sum of his annual base salary for 2014 and his target STI for 2014, all of which is payable on a double-trigger basis, plus (2) his STI for 2013, which is payable on a "single-trigger" basis (i.e., upon the occurrence of a change in control, regardless of whether he experiences a qualifying termination of employment following the change in control).

For Ms. Sexton, this amount is equal to (1) two and a half times the sum of her annual base salary for 2014 and her Highest Annual Bonus (defined above), all of which is payable on a double-trigger basis, plus (2) her STI for 2013, which is payable on a "single-trigger" basis.

For Mr. Baseotto, this amount is equal to (1) three times the sum of his annual base salary for 2014 and his Highest Annual Bonus, all of which is payable on a double-trigger basis, plus (2) his STI for 2013, which is payable on a single-trigger basis.

(2)
Equity: The amounts in this column reflect the value of the accelerated vesting of the executive officers' unvested Equity Awards, which include RSUs and PRSUs, as well as replacement awards over AMEC Shares granted pursuant to the Implementation Agreement. None of the executive officers listed below hold any Options that were granted after November 8, 2012. The value of the unvested and accelerated RSUs and PRSUs (assuming for this purpose that the Company's Compensation and Executive Development Committee has determined that the applicable performance metrics for the PRSUs granted on or before November 8, 2012 have been satisfied at the maximum level) has been calculated at the Assumed Offer Price of $32.62 multiplied by the number of unvested Shares underlying the RSUs and PRSUs as of October 31, 2014. The value of the unvested and accelerated replacement awards for AMEC Shares has been calculated as the Assumed Offer Price of $32.62 multiplied by the number of unvested Shares underlying the RSUs and PRSUs as of October 31, 2014 for which the replacement awards were granted (which for PRSUs was 50% of the maximum number of Shares subject to the relevant PRSU immediately prior to the closing of the Offer). The following table sets forth the value of the acceleration of unvested Equity Awards in greater detail. For purposes of this table, it is assumed that there will be no change to the amounts of vested and unvested Options, RSUs and PRSUs held by these executive officers between the date of this Schedule 14D-9 and October 31, 2014.

					Replacement Awards for AMEC Shares Granted to Replace Awards granted after November 8, 2012(b)
	Awards granted on or before November 8, 2012(a)				Value of Accelerated RSU Replacement Awards ($)	Value of Accelerated PRSU Replacement Awards ($)
	Value of Accelerated Options ($)	Value of Accelerated RSUs ($)	Value of Accelerated PRSUs ($)	Total ($)			Total ($)
J. Kent Masters	171,630	352,622	4,655,331	5,179,583	4,061,908	5,471,042	9,532,950
Franco Baseotto	95,593	196,372	883,872	1,175,837	980,277	1,249,310	2,229,587
Michelle K. Davies	32,415	59,107	266,244	357,766	326,728	416,417	743,145
Rakesh K. Jindal	22,750	46,744	210,432	279,926	233,344	297,425	530,769
Gary T. Nedelka	63,725	130,904	589,248	783,877	1,089,194	832,850	1,922,044
Jonathan C. Nield	9,098	18,659	84,160	111,917	116,658	148,692	265,350
Roberto Penno	31,867	65,468	294,624	391,959	1,045,205	810,256	1,855,461
Stephen Rostron	—	—	—	—	227,468	98,864	326,332
Beth B. Sexton	36,421	74,798	336,704	447,923	373,423	475,915	849,338
Lisa Z. Wood	21,851	44,853	202,016	268,720	224,044	285,533	509,577

(a)
As described above under "Treatment of Stock Options and Restricted Stock Units under the Implementation Agreement," any Equity Award granted on or before November 8, 2012 will vest in full upon the closing of the Offer, and the acceleration of these Equity Awards is a single-trigger benefit that will occur regardless of whether the executive officer experiences a qualifying termination of employment following the change in control.

(b)
The acceleration of any Equity Award granted after November 8, 2012 is a double-trigger benefit that will occur only if the executive officer experiences a qualifying termination of employment following the change in control. As described above under "Treatment of Stock Options and Restricted Stock Units under the Implementation Agreement," any Equity Award granted after November 8, 2012 that is outstanding following closing of the Offer will be replaced with equivalent awards over AMEC Shares. Outstanding RSUs will be replaced with equivalent awards over AMEC Shares equal in number to (i) the number of Shares subject to the RSU immediately prior to the closing of the Offer multiplied by (ii) 1.7996 (rounded down to the nearest whole Share) and outstanding PRSUs will be replaced with equivalent awards over AMEC Shares equal in number to (i) 50% of the maximum number of Shares subject to the relevant PRSU immediately prior to the closing of the Offer multiplied by (ii) 1.7996 (rounded down to the nearest whole Share). To the extent AMEC does not issue replacement awards for any Equity Awards granted after November 8, 2012, the value of the acceleration of such Equity Awards will be different than the value shown in this table.
(3)
Pension/Non-qualified Deferred Compensation: None of the executive officers will receive any increased pension or non-qualified deferred compensation benefits in connection with the Offer.

(4)
Perquisites/Benefits: The amounts in this column reflects the sum of the following benefits, all of which are available on a double-trigger basis:

(a)
Continuing health and welfare benefits, representing 24 months of continuing health and welfare benefits for Messrs. Masters, Penno, Jindal, Nield, and Rostron and Mses. Davies and Wood, 30 months of continuing health and welfare benefits for Mr. Nedelka and Ms. Sexton, and 60 months of continuing health and welfare benefits for Mr. Baseotto.

(b)
The maximum amount of executive career transition assistance for each of the executive officers, other than for Mr. Baseotto and Ms. Sexton. For Mr. Baseotto and Ms. Sexton, the table below assumes a value of $8,000 for executive career transition assistance received by these executive officers; however the amount of such assistance that each receives may differ since, in accordance with the terms of their respective employment agreements, upon a termination of Mr. Baseotto's or Ms. Sexton's employment during a change in control period, the executive officer shall determine the scope of, and the provider of, the outplacement services he or she receives.

(c)
For Mr. Masters only, under the terms of the Coordination and Settlement Agreement (defined below), a payment of $100,000 plus VAT (if any) to Mr. Masters' attorney in respect of his fees for legal advice received in relation to the Coordination and Settlement Agreement.

        The following table sets forth the values for (a) and (b) in greater detail.

	Health and Welfare Benefits ($)	Executive Career Assistance ($)
J. Kent Masters	57,890	8,000
Franco Baseotto	79,905	8,000
Michelle K. Davies	40,260	15,000
Rakesh K. Jindal	40,260	8,000
Gary T. Nedelka	50,325	8,000
Jonathan C. Nield	40,260	15,000
Roberto Penno	40,260	8,346
Stephen Rostron	40,260	15,000
Beth B. Sexton	58,693	8,000
Lisa Z. Wood	40,260	8,000
(5)
Tax reimbursement: This column reflects the gross-up payment, if any, for excise taxes estimated to be incurred in accordance with Section 280G and Section 4999 of the Code. Under their employment agreements, Mr. Baseotto, Mr. Nedelka, Ms. Sexton and Ms. Wood are entitled to receive such gross-up payments. None of these executive officers are expected to be subject to this excise tax and, therefore, the Company does not anticipate making any tax reimbursement payments to these executive officers.

Board Appointment and Mandate Agreements

        Pursuant to the terms of the Implementation Agreement, upon the closing of the Offer, two of the Company's current Directors, Stephanie S. Newby and J. Kent Masters, will be appointed as additional non-executive directors on the AMEC board of directors (the "Nominee Directors").

        In connection with their appointment to the AMEC board of directors, each of the Nominee Directors has entered into letters of appointment with AMEC whereby they have agreed to their appointment as non-executive directors of AMEC (i) in the case of Ms. Newby, with effect from the closing of the Offer and (ii) in the case of Mr. Masters, following the closing of the Offer, immediately following the date on which his employment with the Company terminates, but provided he is no longer a Director. The terms of the appointment of the Nominee Directors are expected to be substantially the same as the terms of appointment of the other non-executive directors on AMEC's board of directors. As part of these terms, it is expected that AMEC will provide the Nominee Directors with customary rights to indemnification against personal liability and customary rights under directors' and officers' liability insurance, in each case on the same terms as the other non-executive directors on AMEC's board of directors.

        This above description of the letters of appointment does not purport to be complete and is qualified in its entirety by reference to the letters of appointment, which are filed as Exhibits (e)(59) and (e)(60) hereto and are incorporated herein by reference.

        In connection with their appointment to the AMEC board of directors, each Nominee Director has entered into a mandate agreement with AMEC (the "Mandate Agreement"). The Mandate Agreement requires that, subject to and with effect from the closing of the Offer, the Nominee Director must comply with and act on the instructions provided by AMEC, provided that the Nominee Director does not have to comply with any instruction that (i) would result in the Nominee Director not acting in accordance with all applicable laws and regulations. including his or her fiduciary duties as a Director, or (ii) could conflict with the Nominee Director's rights or obligations under the Implementation Agreement. If AMEC is unable to, or does not provide instructions, or a matter requires immediate action and the Nominee Director cannot obtain instructions from AMEC, then the Nominee Director must act, to the best of his or her knowledge, in the best interests of the Company. The Nominee Director will be entitled to an annual fee of CHF 20,000 for his or her service as a Director following the closing of the Offer.

        During the term of the Mandate Agreement, and following its termination, AMEC shall not, and shall procure that the Company will not, bring any claim for monetary damages against the Nominee Director in his or her capacity as agent under the Mandate Agreement and/or Director, except for claims for, or based upon, fraud, unlawful intent or gross negligence. In addition, under the Mandate Agreement, AMEC will waive any claims and release the Nominee Director from any responsibility, and instruct the Company to waive any claims and release the Nominee Director from any responsibility arising out of or in connection with the Nominee Director's actions or omissions in the direction and management of the Company made in accordance with AMEC's instructions.

        If AMEC terminates the Mandate Agreement after the completion of the Offer, the Nominee Director shall resign from the Board in accordance with AMEC's instructions. If the Nominee Director terminates the Mandate Agreement after the completion of the Offer, the Nominee Director shall, unless mutually agreed otherwise, resign from the Board with immediate effect.

        The above description of the Mandate Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Mandate Agreements, which are attached hereto as Exhibits (e)(61) and (e)(62) and incorporated herein by reference.

Coordination and Settlement Agreement

        AMEC has entered into a Coordination Agreement, dated as of October 2, 2014, with J. Kent Masters (the "Coordination Agreement") relating to his termination arrangements. The Coordination Agreement also includes a form of Settlement Agreement to be entered into by and among Mr. Masters, AMEC and Foster Wheeler Inc. on or after the date of termination of the employment of Mr. Masters, (the "Settlement Agreement," and together with the Coordination Agreement, the "Coordination and Settlement Agreement"). The Coordination and Settlement Agreement provides that Mr. Masters will step down from his role as Chief Executive Officer of the Company with effect from the closing of the Offer. He will remain an employee of Foster Wheeler Inc. until the expiration of his 90-day notice period (unless he resigns prior to that date in accordance with the terms of his employment agreement).

        The Coordination and Settlement Agreement, among other things, (a) contains waivers of claims in relation to Mr. Masters' employment and (b) provides for the following payments upon the termination of Mr. Masters' employment (which payments would be due under the terms of his employment agreement upon termination of Mr. Masters' employment without cause or resignation by Mr. Masters for good reason during a change of control period): (i) two times his annual base salary of $1,050,000 per annum; (ii) two times his target STI at 110% of base salary; (iii) pro rata portion of his target STI at 110% of base salary for the year in which his employment is terminated or an annual incentive payment pursuant to the short term incentive plan (to the extent not already paid, and if his termination date falls in 2015, he will be entitled to a bonus for 2014 in addition to a time pro rata bonus for 2015), (iv) accelerated vesting of all outstanding replacement awards granted as described above under "Treatment of Stock Options and Restricted Stock Units under the Implementation Agreement"; (v) 24 months of continuing health and welfare benefits; (vi) executive career assistance up to a maximum value of $8,000; (vii) tax equalization in accordance with his employment agreement; and (viii) repatriation costs in accordance with his employment agreement. The Coordination and Settlement Agreement also provides for a payment of $100,000 plus VAT to his attorneys in respect of fees for legal advice received in relation to this agreement.

        The above description of the Coordination and Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Coordination and Settlement Agreement, which is attached hereto as Exhibit (e)(63) and incorporated herein by reference.

Potential for Future Arrangements

        Except for the foregoing, to the Company's knowledge, no employment, equity contribution or other agreement, arrangement or understanding between any Company executive officer or Director, on the one hand, and AMEC, or any of its affiliates, on the other hand, exists as of the date of this Schedule 14D-9, and the Offer is not conditioned upon any Company executive officer or Director entering into any such agreement, arrangement or understanding.

        It is possible that certain members of the Company's current management will enter into employment arrangements with AMEC after the closing of the Offer. Such arrangements, if any, may include the right to purchase or participate in the equity of AMEC or its affiliates.

Certain Provisions of the Implementation Agreement

        The Implementation Agreement provides that, during the twelve-month period from the closing of the Offer (the "Employment Protection Period"), AMEC will not reduce any of the base salary, target and maximum opportunity under short term incentive plans, severance programs or any terms regarding future pension accrual or contributions (each a "Key Employment Provision") or otherwise amend the terms of any of the Key Employment Provisions to the detriment of any employee, Director or officer of the Company or its subsidiaries without his or her agreement.

        AMEC has also agreed in the Implementation Agreement that it will either maintain all existing welfare benefit plans or will replace them with a plan which provides broadly similar benefits during the Employment Protection Period or, if shorter, until the expiry of the relevant plan. If AMEC chooses to replace a welfare benefit plan it must use its reasonable endeavors to ensure that each applicable Company Director, officer or employee is credited with length of service with the Company for the purposes of eligibility to participate and vesting, that all limitations on pre-existing conditions, exclusions, waiting periods and actively-at-work requirements are waived and that such employee is credited with any deductibles or expenses paid by such employee to a corresponding plan in the same year.

        The Company and AMEC have also agreed that, without prejudice to any alternative treatment in applicable employment agreements, any officer or employee of the Company or its subsidiaries whose employment is terminated involuntarily and without cause by AMEC (or by the Company at the request of AMEC) on or before December 31, 2014 will be entitled to receive a bonus for the 2014 financial year, pro-rated on a time basis up to the date on which their employment terminates. The performance criteria for such bonus will be calculated by reference to results as at the last complete financial quarter prior to the closing of the Offer. Such bonus will be determined by the Nominee Directors in accordance with, and subject to, relevant Company bonus schemes and shall be payable as soon as is reasonably practicable following the date on which the employment of the relevant officer or employee is terminated by AMEC (or by the Company at AMEC's request). All such bonuses will be subject to the Company's normal rules regarding clawback.

        In addition, if an officer or employee of the Company has unvested retirement contributions under a qualified defined contribution or defined benefit retirement plan maintained in the United States and is terminated involuntarily and without cause, AMEC and the Company have agreed to take such steps as may be reasonably necessary and practicable to ensure that those retirement contributions vest and are not forfeited (provided that it is permissible and does not affect the applicable tax qualification).

Director and Officer Indemnification and Insurance

        The Company's Articles of Association provide that the Company is required to indemnify its current and former Directors and officers to the fullest extent permitted by law, other than for matters in respect of which any such person is found, in a final judgment or decree of a court, arbitral tribunal or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of such person's duties as a Director or officer. In addition, the Company may also be required to advance to existing and former Directors and officers court costs and attorney fees in connection with civil, criminal, administrative or investigative proceedings as described in this paragraph. The Company may also procure liability insurance for the Directors and officers of the Company. This description of the Articles of Association does not purport to be complete and is qualified in its entirety by reference to the Articles of Association, a copy of which is filed as Exhibit (e)(64) hereto and incorporated herein by reference.

        The Company has also entered into indemnification agreements (the "Indemnification Agreements") with each of its Directors and officers under which each Director and officer has a contractual right (i) to indemnification to the fullest extent permitted by applicable law for losses suffered or expenses incurred in connection with any threatened, pending or completed litigation or other proceeding relating to that person's service as a Director or officer of the Company, (ii) subject to certain limitations and procedural requirements, to the advancement of expenses paid or incurred in connection with such litigation or other proceeding, (iii) to certain procedural and other protections effective upon a change in control of the Company, and (iv) to coverage under the Company's directors' and officers' insurance policies, to the extent that the Company maintains such insurance policies. This description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the forms of which are filed as Exhibits (e)(65) and (e)(66) hereto and incorporated herein by reference.

        Pursuant to the Implementation Agreement, AMEC has agreed that all rights to indemnification, advancement of expenses and exculpation by the Company and its subsidiaries existing as of the date of the Implementation Agreement (as described above) in favor of each current or former Director or officer of the Company and each person who becomes a Director or officer of the Company prior to the closing of the Offer (each a "D&O Indemnified Party") as provided in the Company's Articles of Association, or pursuant to the Indemnification Agreements or any other agreements, will remain in effect for a period of ten years from the closing of the Offer (the "D&O Coverage Period").

        In addition, AMEC has agreed to cause the Company to indemnify, defend and hold harmless each D&O Indemnified Party, to the same extent such D&O Indemnified Party is indemnified as of the date of the Implementation Agreement (including with respect to advancement of expenses), for actions or omissions occurring prior to the closing of the Offer. The Implementation Agreement further provides the Company will obtain "tail" insurance policies as of the closing of the Offer with a claims period of the D&O Coverage Period and, with coverage and amounts and other material terms and conditions that are substantially equivalent, and no less favorable in the aggregate, to the Directors and officers of the Company and its subsidiaries, in each case with respect to claims arising out of or relating to events which occurred on or prior to the closing of the Offer (including in connection with the transactions contemplated by the Implementation Agreement), as compared to the Company's policies as of the date of the Implementation Agreement; provided, however, that the Company and its subsidiaries will not be required to expend a premium for such coverage in excess of 250% of the last annual premium paid by the Company and its subsidiaries for such insurance.

        In the event the Company or any of its successors or assigns (a) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, the Implementation Agreement provides that proper provision must be made so that the successors and assigns of the Company (including as a result of a Squeeze-Out Merger) will assume all obligations of the Company described above in favor of the D&O Indemnified Parties. In addition, throughout the D&O Coverage Period, AMEC has agreed to ensure that the Company (or its successors or assigns) have sufficient funds to enable it to pay the $1 million deductible in respect of "Side B" and "Side C" director and officer insurance coverage in the manner such deductible existed and applied as of the date of the Implementation Agreement.

Arrangements with AMEC

Implementation Agreement

        On February 13, 2014, the Company and AMEC entered into the Implementation Agreement, a copy of which is filed as Exhibit (e)(1)(A) hereto and incorporated herein by reference. The parties subsequently amended the Implementation Agreement by a letter agreement on March 28, 2014, by a Deed of Amendment on May 28, 2014 and by a Deed of Amendment on October 2, 2014, copies of which are filed as Exhibits (e)(1)(B), (e)(1)(C) and (e)(1)(D) hereto, respectively, and incorporated herein by reference. A detailed summary of the Implementation Agreement is contained in the Prospectus under the caption "Material Agreements—Implementation Agreement." Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Implementation Agreement. Company shareholders are urged to carefully read the Implementation Agreement in its entirety in order to more fully understand its terms and conditions.

        The Implementation Agreement has been included to provide shareholders with information regarding the terms of that agreement. It is not intended to provide any other factual information about AMEC or AMEC Investments. The representations, warranties and covenants contained in the Implementation Agreement were made only as of specified dates for the purposes of that agreement, were solely for the benefit of the Company and AMEC as the parties to that agreement and subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Implementation Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable in other contexts, such as in respect of reports and documents filed with the SEC, and in some cases were qualified by disclosures that were provided by the Company to AMEC in a data room or in due diligence sessions, which disclosures were not filed with the SEC as part of the Implementation Agreement. Company shareholders are not third-party beneficiaries under the Implementation Agreement. Accordingly, Company shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein.

Confidentiality Agreement

        On August 26, 2013, the Company and AMEC entered into a mutual confidentiality agreement (the "Confidentiality Agreement"). Under the Confidentiality Agreement, each of the Company and AMEC has agreed, among other things, to keep non-public information regarding the other in strict confidence (subject to certain exceptions). Each of the Company and AMEC has also agreed that it would only disclose, reproduce or distribute confidential information to its respective representatives to the extent that such disclosure is necessary for the purposes of evaluating, negotiating and/or advising on the proposed transaction, or as may be required by law, regulation or any stock exchange or competent governmental or regulatory authority or by a valid and effective subpoena, order or other document issued by a court of competent jurisdiction (subject to certain conditions). Under the Confidentiality Agreement, each of the Company and AMEC also agreed to certain "standstill" provisions with respect to the other party for a period of 18 months from the date of the Confidentiality Agreement. Each of the Company and AMEC also agreed that for two years from the date of the Confidentiality Agreement, it would not solicit or hire certain of the other party's officers and employees, subject to certain exceptions.

        This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(67) hereto and is incorporated herein by reference.

Non-Solicitation Agreement

        On January 12, 2014, the Company and AMEC executed a non-solicitation letter (the "Non-Solicitation Agreement"), which prohibited the Company from soliciting, initiating, or engaging in any discussions with any other party concerning any takeover proposal that, if consummated, would result in a transaction that would preclude or materially restrict the proposed transaction, or from approving, endorsing, recommending, executing, or entering into any agreement, letter of intent, or contract with respect to a takeover proposal other than the Company until February 22, 2014. The Non-Solicitation Agreement terminated upon execution of the Implementation Agreement.

        This summary of the Non-Solicitation Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Solicitation Agreement, which is filed as Exhibit (e)(68) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

        After careful consideration, including a thorough review of the Offer with the Special Projects Committee (as defined below) and its legal and financial advisors, the Board unanimously determined: (i) that the Implementation Agreement and the Offer are in the best interests of the Company and fair to the Company shareholders; (ii) to approve the Implementation Agreement; and (iii) to recommend that the Company shareholders accept the Offer. The Board's recommendation may be withdrawn, modified, or amended only to the extent permitted by Section 6.2 of the Implementation Agreement.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY SHAREHOLDERS
ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Important Note Regarding Offer Consideration

        While the Company Board believes that the blend of Cash Consideration and Share Consideration and the Cash Election and Share Election options are favorable aspects of the Offer, the proration mechanism that may apply to Company shareholders that elect either of these options is complex. Accordingly, the Board urges Company shareholders to carefully review the information appearing under the caption "The Offer" in the Prospectus and to carefully read the Prospectus and the Letter of Transmittal in order to more fully understand the possible proration consequences of making a Cash Election or Share Election (or failing to make an election). The Prospectus and the Letter of Transmittal set out, among other things, that:

  •
  the aggregate amount of cash and the total amount of AMEC securities (whether in the form of AMEC Shares or AMEC ADSs) to be paid and issued in the Offer, respectively, and the ratio of exchange of AMEC securities for Shares, are fixed;

  •
  AMEC will fund approximately $1.6 billion of the total Offer Consideration in cash and satisfy the remaining obligation by issuing approximately 90 million AMEC Shares;

  •
  the Letter of Transmittal permits tendering Company shareholders to make an election to receive cash or AMEC securities for each of their validly tendered Shares, and, with respect to each Share in exchange for which AMEC securities will be issued, the tendering Company shareholder may elect to receive AMEC Shares or AMEC ADSs, or may also choose to make no election;

  •
  at the closing of the Offer, the aggregate amount of consideration available to tendering Company shareholders will be proportionate to the overall level of acceptance by shareholders (for example, if 85% of Company shareholders tender their Shares, 85% of the total Cash Consideration and 85% of the total Share Consideration will be available to those tendering Company shareholders);

  •
  if the available amounts of each type of consideration are sufficient to satisfy the elections of the tendering Company shareholders at the closing of the Offer, the tendering Company shareholders will receive the type of consideration elected for each Share tendered, and tendering Company shareholders who made no election will receive cash and AMEC Shares in proportion to the amount of each type of consideration that remains after payment to Company shareholders who have made valid elections;

  •
  if the available amounts of either type of consideration are not sufficient to satisfy the elections of the tendering Company shareholders at the closing of the Offer, the exchange agent will allocate the available consideration on a pro rata basis as mutually and reasonably determined by the Company and AMEC, and tendering Company shareholders who make no election will receive the type of consideration that is not oversubscribed, which will depend on the valid elections of tendering Company shareholders;

  •
  tendering Company shareholders who make no election, or who make an election but fail to select either AMEC Shares or AMEC ADSs, and who receive Share Consideration will receive AMEC Shares;

  •
  as a consequence of the operation of the proration mechanism, depending on the elections made by other Company shareholders, a Company shareholder may receive a proportion of cash and/or AMEC securities that is different from what the shareholder elected (and therefore there can be no assurance that Company shareholders will receive the form of consideration initially elected); and

  •
  the exchange ratio in relation to the securities portion of the Offer consideration is fixed and will not vary, regardless of any fluctuations in the market price of either AMEC securities or Company shares. Therefore, the US dollar value of the Share Consideration will fluctuate along with the market price of AMEC Shares (and, because the market price of AMEC Shares is quoted in pounds sterling, the exchange rate of pounds sterling to US dollars), and Company shareholders should obtain current market price and exchange rate information before tendering their Shares.

Background for the Board's Recommendation

        The Board has, from time to time, engaged in reviews and discussions of potential strategic alternatives and has considered ways to enhance the Company's financial performance and prospects in light of competitive and other relevant developments, including by empowering committees to review and consider such potential alternatives and make recommendations to the Board in respect of proposals related thereto. Those reviews have included comprehensive assessments of the Company's performance profile, in part by taking into account (among other things) factors discussed under the caption "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended 2013, filed with the SEC on February 27, 2014 (the "2013 Annual Report"), in particular, the fact that the Company's operations are concentrated in four industries (oil and gas, oil refining, chemical/petrochemical and power generation); and accordingly, the Company's results of operations are dependent on the demand for its products and services from clients in those industries. Those reviews have also led to periodic discussions of the nature, risks and benefits of potential acquisitions and other transactions that could further the Company's strategic objectives (including mitigating concentration and cyclicality risks).

        On August 15, 2011, in connection with its periodic consideration of strategic alternatives, the Board held a telephonic meeting that was attended by all Directors to discuss, among other things, the process for engaging financial and legal advisors to advise the Board in connection with certain potential acquisitions and other strategic transactions under consideration by the Company. At the meeting, the Board agreed to empower, for purposes of efficiency, an ad hoc committee of the Board (the "Transaction Committee," subsequently renamed (and referred to herein as) the "Special Projects Committee" by resolution of the Board on August 6, 2013) to review, evaluate and make recommendations to the Board as to specific strategic acquisitions, transactions, or other alternatives and proposals, including, among other things, making recommendations in relation to preliminary discussions between senior management of the Company and AMEC regarding a potential strategic transaction between the two companies, preliminary discussions having commenced earlier that year.

        In connection with such discussions between senior management of the Company and AMEC and the Board's evaluation of other potential strategic transactions, Rothschild Inc. ("Rothschild") and J.P. Morgan Securities LLC ("J.P. Morgan") were engaged as the Company's financial advisors.

        On October 21, 2011, the Company received an unsolicited, non-binding, indicative proposal from AMEC in which AMEC proposed to acquire all of the Company's issued and to be issued share capital at a price in the order of $30 per Share.

        On October 31, 2011, the Board held a telephonic meeting, at which all Directors were present, which was attended by representatives of each of Rothschild, J.P. Morgan and Freshfields Bruckhaus Deringer LLP (together with Freshfields Bruckhaus Deringer US LLP, "Freshfields"). At the meeting, the Board considered AMEC's proposal and representatives of Rothschild and J.P. Morgan presented certain preliminary financial analyses, including standalone valuations of the Company, related thereto, and agreed that despite the premium inherent in the proposal AMEC made 10 days earlier, the proposal was not compelling enough to warrant substantive engagement with AMEC at that time. Representatives of Freshfields (having also taken advice as to matters of Swiss law from Bär & Karrer AG ("Bär & Karrer"), Swiss counsel to the Company) also advised the Board on its fiduciary duties in connection with its consideration of AMEC's unsolicited proposal. Following discussion, and consideration of the legal and financial advice it had received, the Board unanimously concluded that AMEC's proposal was not in the best interests of the Company, and the same was communicated by Ray Milchovich, then-Chairman of the Board to Samir Brikho, the Chief Executive of AMEC, early on November 1, 2011.

        During the course of November 2011 through April 2012, senior management of AMEC and the Company continued to hold occasional discussions regarding a potential strategic transaction between the two companies, and the Board continued to receive updates from Rothschild and J.P. Morgan in connection with its continued consideration of strategic alternatives, including considerations relating to the Company continuing to operate as a standalone public company.

        In an unsolicited letter, dated May 30, 2012, AMEC reaffirmed its previous unsolicited non-binding indicative proposal (including as to price) first submitted on October 21, 2011. After considering the advice of its financial and legal advisors, including preliminary valuations of the Company on a standalone basis provided by Rothschild and J.P. Morgan, the Board concluded that the price proposed by AMEC continued to undervalue the Company at that time, and that AMEC's offer was not compelling and would not warrant meaningful subsequent discussions. Following the Board's conclusion that AMEC's offer price undervalued the Company, the Board sent AMEC a letter on June 1, 2012 ending all then-current discussions of a business combination. On June 5, 2012, the Company requested that AMEC return or destroy the information that the Company had previously provided.

        The preliminary discussions held between the Company and AMEC throughout 2011 and 2012 did not result in any definitive agreements between the parties (other than a mutual confidentiality agreement entered into on April 28, 2011). There was no contact between AMEC and the Company regarding any potential business combination from June 2012 until March 2013, when AMEC reestablished discussions with the Company.

        Beginning in April 2013, as part of the Company's continued review of strategic alternatives, members of the Company's senior management requested that J.P. Morgan begin conducting an analysis of the strategic alternatives available to the Company, including, among other analyses, a preliminary financial analysis of the Company on a standalone basis as compared to strategic transactions (including potential business combination transactions).

        On May 1 and 2, 2013, the Board held a two-day meeting in Zug, Switzerland with all Directors (other than Ms. Newby) in attendance, at which, among other things, the Board determined that, because J.P. Morgan already had an in-depth understanding of the Company and its business, had already performed a substantial amount of research on the Company and the industries in which it operates, and had previously examined certain strategic alternatives on behalf of the Board, J.P. Morgan should be engaged to advise the Board in connection with its ongoing review of strategic alternatives. The Board further determined that it was advisable to retain a second financial advisor to act alongside J.P. Morgan (the term of Rothschild's engagement having ended), in view of the benefit that would naturally come from having an additional team of experienced advisors working with the Board. After considering the qualifications of several potential financial advisors, the Board determined to retain Goldman Sachs & Co. ("Goldman Sachs" and, together with J.P. Morgan, the "Financial Advisors"). The Board selected Goldman Sachs because it is an internationally recognized investment banking firm with substantial experience in transactions similar to the transactions contemplated by the Implementation Agreement.

        Following discussions of the Company's performance and operations, and an update on the continuing evaluation of strategic alternatives for the Company, the Board resolved, by written resolution dated May 22, 2013, to reconstitute the Special Projects Committee for purposes of efficiency in working with the Financial Advisors and members of the Company's senior management to evaluate the Company's strategic alternatives and to make reports and recommendations to the Board. The Special Projects Committee then consisted of: Steven J. Demetriou, J. Kent Masters (who had been appointed in 2011), Roberto Quarta (who would resign from the Special Projects Committee effective as of December 31, 2013 in connection with his concurrent resignation from the Board on such date), Edward G. Galante and Clayton C. Daley, Jr. Mr. Daley was also appointed as Chairman of the Special Projects Committee.

        Following the execution of confidentiality agreements between the Company and each Financial Advisor, the Company provided the Financial Advisors with financial data and related information to use to conduct preliminary financial analyses of potential strategic options. This information included internal financial forecasts of the Company, certain internal presentations on the Company's strategy, internal estimates of synergies that could generally be realized in a strategic transaction, and internal projections for certain litigation-related costs and payments.

        Between May 2, 2013 and July 18, 2013, the Company, in consultation with the Financial Advisors, gathered further relevant information to provide to the Financial Advisors to use to refine their financial analyses regarding potential strategic alternatives. This information included, but was not limited to, information regarding estimated tax leakage under various scenarios, further information on the Company's market outlook, estimates relating to the Company's long-term capital structure and the level of minimum cash required to operate the Company's businesses under various scenarios, as well as other business separation considerations (including in relation to information technology, intellectual property and the Company's litigation liability profile).

        On July 18, 2013, the Special Projects Committee held a telephonic meeting with all committee members in attendance at which, among other things, it considered and discussed the benefits and risks of the Company remaining as a standalone public company, including the requirements to pursue operational and management improvements necessary to achieve its long-term business plan. At the meeting, the Financial Advisors also presented their initial, preliminary financial analyses of strategic alternatives for the Company. The Special Projects Committee discussed the potential benefits and risks of continuing to operate as a standalone public company as compared to pursuing potential strategic alternatives geared towards maximizing value for the Company shareholders. In particular, four key strategic alternatives were considered:

  •
  an outright sale of the Company;

  •
  a sale of the Company's Engineering and Construction business ("E&C") and Global Power Group ("GPG") separately and simultaneously;

  •
  a sale of GPG with E&C remaining as the business of the standalone public company; and

  •
  a sale of E&C with GPG remaining as the business of the standalone public company.

        Representatives of Freshfields also outlined certain procedural considerations related to various alternatives under consideration, and (having also taken advice from Bär and Karrer as to matters of Swiss law) considerations related to the fiduciary duties of the Board.

        On August 7 and 8, 2013, the Board held a two-day meeting in Zug, Switzerland with all Directors in attendance, at which the Special Projects Committee, in consultation with the Financial Advisors, provided its preliminary findings to the Board, focusing on a review of the Company's strategy as a standalone public company and considering other potential transformational transactions, including the sale of all or part of the Company.

        At this meeting, representatives of Freshfields also outlined the procedural considerations previously discussed with the Special Projects Committee, as well as (having taken advice from Bär & Karrer as to matters of Swiss law) considerations related to the fiduciary duties of the Board.

        In considering a potential sale of all or part of the Company, the Board considered if there could potentially be more interest from potential buyers if E&C and GPG were sold separately. The Board discussed, in consultation with the Financial Advisors, the extent to which potential buyers would likely have an interest in either E&C or GPG, on a standalone basis, and that there would likely be more limited interest in the acquisition of both segments (or the whole Company) by most strategic buyers. Accordingly, it was discussed that offering the E&C and GPG groups for sale separately could potentially lead to a more competitive process and a potentially higher overall value to Company shareholders, but that would ultimately depend on finding a party interested in acquiring GPG at an attractive valuation, as well as managing execution risk of the two concurrent transactions.

        The Board, together with the Financial Advisors, also discussed certain potential risks to the Company of pursuing strategic alternatives more generally. For example, the Company's senior management advised that, given the nature of the E&C business, with several large multi-year contracts and complex bidding processes, if news of a potential process relating to a sale of the Company or the E&C business were to be disclosed (whether or not such disclosure was authorized by the Company), current and prospective E&C clients could potentially defer awarding new business to the Company, pending an outcome of that process.

        Following discussion, the Board authorized the Financial Advisors to initiate confidential approaches to parties identified by the Financial Advisors as potentially interested acquirers of GPG, and agreed, after consultation with the Special Projects Committee and the Company's senior management, to ascertain those parties' interest in pursuing such a transaction, should the Board decide that GPG should be put up for sale on a standalone basis. The Board also instructed the Company's senior management to work, in consultation with the Financial Advisors, on the preparation of preliminary information to enable potential buyers to evaluate their interest in a potential transaction, including sale of all or part of the Company.

        In light of, among other things, AMEC's familiarity with the Company's business (as a result of prior discussions and by being an industry participant) and the potential for strategic fit between the two companies, together with a general desire to minimize risks of unauthorized disclosure inherent in the implementation of a broader process, the Board also authorized Mr. Demetriou to approach the Chief Executive of AMEC, Mr. Brikho, on a confidential basis to invite AMEC to make an initial proposal that it would like the Board to consider at its next meeting. Mr. Brikho was also informed that any sale of the Company would be subject to a market check, which would include contacting other potential buyers. The Board also instructed the Company's senior management to prepare, in consultation with the Financial Advisors, a confidential information memorandum to enable AMEC to further evaluate its interest in an acquisition of the Company.

        On August 12, 2013, Mr. Brikho called Mr. Demetriou. In this discussion, Mr. Demetriou informed Mr. Brikho that the Company was considering various strategic alternatives, including a potential sale of the Company, and that the Board had authorized Mr. Demetriou to invite AMEC to consider submitting a proposal for consideration at the Board's next meeting. Mr. Demetriou also indicated, among other things, that the Financial Advisors would later be contacting a number of additional parties to participate in a process relating to such a potential transaction.

        During August 2013, the Company's senior management prepared, with the assistance of the Financial Advisors and the Company's legal counsel, preliminary materials in connection with the process of contacting potentially interested parties as authorized by the Board, including a confidential information memorandum, short-form and long-form confidentiality agreements, management presentations, and an analysis in respect of certain strategic separation alternatives.

        On August 26, 2013, AMEC executed the Confidentiality Agreement, and on August 28, 2013, a confidential information memorandum was distributed by the Financial Advisors to AMEC. The confidential information memorandum contained forward-looking and material non-public information, including forecasts and projections, about the Company prepared by the Company's senior management.

        On August 29, 2013, the Financial Advisors began contacting the key parties that they, along with the Company's senior management and the Special Projects Committee, identified as potentially interested in a sale of GPG. Upon execution by the interested parties of short-form confidentiality agreements, the Financial Advisors sent a "teaser" briefly describing the GPG business. The Financial

Advisors requested that each party inform the Financial Advisors by September 12, 2013 whether they would have sufficient interest in a potential transaction such that they would be willing to execute a customary non-disclosure agreement to receive supplemental information relevant to their evaluation of a potential transaction.

        On September 5, 2013, the Financial Advisors provided AMEC with a bid process letter requesting a preliminary, non-binding proposal by September 12, 2013. That same day, Mr. Masters, Mr. Baseotto, Mr. della Sala, Ms. Davies and Mr. Nedelka, with representatives of the Financial Advisors, participated in a due diligence conference call with representatives of AMEC including Mr. Brikho, Ian McHoul, Chief Financial Officer, Tarun Bafna, Head of M&A, François Lafaix, Head of Strategy, and Bank of America Merrill Lynch ("BAML"). AMEC had requested this session to discuss the Company's business performance and outlook, including its short-term and long-term positioning, its mix of services and details of the Company's "Build, Own and Operate" assets. Following that meeting, Mr. Brikho called Mr. Demetriou to discuss AMEC's indicative non-binding offer price and its implications for the Company's exploration of strategic alternatives. Mr. Brikho indicated that AMEC's board of directors had approved an indicative price of $33.00 per share in cash. Mr. Demetriou agreed to speak with the other Directors, and to follow up with Mr. Brikho the next day.

        On September 6, 2013, the Company received an indicative non-binding proposal from AMEC for the acquisition of all of the Company's issued and to be issued share capital for all cash consideration of $33.00 per Share, representing a 38% premium over the closing price on September 5, 2013 of $23.87, and a 48% premium over the six-month volume-weighted average Share price. AMEC stated in its letter that it expected to pay the entire purchase price in cash and that, based on discussions with BAML, AMEC's financial advisor, AMEC was confident of its ability to raise the requisite capital for the proposed transaction. The letter stated that AMEC's indicative non-binding offer would expire on Monday September 9, 2013, and that AMEC wished to engage with the Company in direct, confidential, exclusive discussions, toward the goal of consummating a binding transaction.

        On September 9 and September 10, 2013, the Special Projects Committee and the Board, respectively, each held a telephonic meeting, with all members in attendance on September 9 and all Directors (other than Mr. Galante and Mr. Quarta) in attendance on September 10, to discuss the preliminary offer from AMEC and the progress made with respect to a potential GPG-related transaction with other potentially interested parties. The Financial Advisors presented preliminary financial analyses at each meeting, and the Board discussed with the Financial Advisors and Freshfields the terms of AMEC's proposal, as well as the Financial Advisors' preliminary financial analyses of the financial aspects of AMEC's offer.

        The Special Projects Committee and the Board each also considered, at their respective meetings, the potential benefits and risks of entering into a short exclusive negotiation period with AMEC in response to its proposal, including the risk of unauthorized disclosure and the need for any such exclusivity (if granted at any stage in the process) to reflect the ability of the Board to comply with its fiduciary duties, including by not precluding a superior proposal from a third-party bidder. It was noted at the meetings that although AMEC had requested exclusivity, further due diligence by AMEC as requested in its proposal could be permitted while the Company simultaneously continued its broader process of exploring strategic alternatives. Each of the Special Projects Committee and the Board concluded that the broader process should not be delayed to any material extent by pursuing discussions with AMEC at such time.

        The Special Projects Committee and the Board each also discussed the possible separate sale of GPG. At each meeting, the Financial Advisors mentioned that, pursuant to instructions from the Special Projects Committee, they had been in contact with, and provided information to, a number of potentially interested parties. The Financial Advisors noted that of the five parties identified as potential GPG buyers, three parties had executed short form confidentiality agreements, one party was still considering the matter, and one party had indicated that it would not consider the opportunity.

        The Special Projects Committee decided at its September 9 meeting to recommend to the Board, and the Board determined at its September 10 meeting, that AMEC's September 6 offer of $33.00 per Share in cash did not represent a proposal that should cause the Company to discontinue the process of contacting other parties so as to continue to seek to maximize value for the Company shareholders. However, the Board decided to allow AMEC to conduct additional due diligence for three weeks while the Company continued to prepare for a simultaneous broadened sale process, and to make a final, unconditional, improved, offer at the end of such three-week period.

        Following the meeting of the Board, the Financial Advisors communicated the Company's response via telephone to representatives of BAML.

        On September 16, 2013, AMEC and its representatives were granted access to a virtual data room containing documentary due diligence materials prepared by the Company.

        From September 19 through October 15, 2013, representatives of AMEC and its advisors attended meetings with the Company's senior management, the Financial Advisors and Freshfields to discuss AMEC's due diligence requests. On September 19, 2013, AMEC and the Company entered into a confidentiality agreement to allow AMEC to undertake preliminary evaluation and due diligence of certain commercially sensitive information of the Company. During these meetings, forward-looking and material non-public information, including forecasts and projections, substantially similar to that contained in the information memorandum was provided by the Company to AMEC, as well as updated information on backlog, new orders, prospects and hours booked.

        On September 26, 2013, an initial draft of an Implementation Agreement was provided by Freshfields to Linklaters LLP ("Linklaters"), counsel to AMEC. An updated version of this document was provided to Linklaters on October 3, 2013, which included additional terms regarding employee benefits and share awards.

        On October 5, 2013, Mr. Demetriou received a telephone call from Mr. Brikho, the material points of which were later confirmed in writing, in which AMEC confirmed its indicative non-binding offer of $33.00 per Share in cash, subject to further due diligence (focused on the Company's liability profile, including potential environmental and other liability and project claims), which, Mr. Brikho indicated, could reduce the valuation by $2.00 to $3.00 per share. AMEC also requested an additional two weeks, during which it requested exclusivity, to complete its due diligence in order to make a binding offer. The closing price of the Shares as of October 4, 2013 was $26.65.

        That same day, the Special Projects Committee met telephonically, with all committee members in attendance, to discuss the process of exploring strategic alternatives, including the terms of AMEC's most recent proposal. Mr. Demetriou updated the Special Projects Committee on his call with Mr. Brikho and the material terms of AMEC's letter, and the Financial Advisors also reported on discussions they had with BAML (the substance of which were consistent with the conversation that Mr. Demetriou had with Mr. Brikho). The Special Projects Committee discussed, in consultation with the Financial Advisors, the valuation contained in AMEC's proposal (including the fact that AMEC's proposal indicated no potential for value greater than $33.00 per Share, and more likely an ultimate price below $33.00 per Share) and compared it to the current market value of the Shares, the Company's view and the Financial Advisors' preliminary financial analyses of the proposal, as well as the Company's recent financial and operational performance.

        The Special Projects Committee agreed that, in an all cash transaction as then proposed by AMEC, while a price of $33.00 per share or higher would be a threshold for starting discussions with AMEC on any basis, or in another way that would suspend or preclude the broader process, the likely potential for a reduction of $2.00 to $3.00 in value per Share was disappointing and accordingly did not warrant exclusivity. The Special Projects Committee decided to recommend to the Board that the Financial Advisors inform AMEC that the Company would not be prepared to grant exclusivity on the basis of AMEC's latest proposal, nor was the Company willing to delay its planned launch of a broader outreach effort to other potentially interested parties.

        On October 6, 2013, the Board held a telephonic meeting with all Directors (except Ms. Newby and Mr. Quarta) in attendance, at which it received an update from the Special Projects Committee, the Financial Advisors and Freshfields, and received the recommendation of the Special Projects Committee. The Board discussed the valuation contained in AMEC's proposal and compared it to the current market value of the Shares, the Special Projects Committee's view of the Company's standalone value, as well as the Company's recent financial and operational performance. The Board also discussed the list of parties identified by the Financial Advisors, after consultation with the Company's senior management, as potentially interested participants in the broader process.

        Following their discussion, the Board agreed with the recommendation of the Special Projects Committee and directed the Financial Advisors to communicate the same to AMEC. The Board also instructed the Financial Advisors to launch broader processes relating to both a potential sale of the Company as a whole and GPG on a standalone basis as soon as possible. The Board also instructed the Financial Advisors to grant AMEC additional access to due diligence materials to continue its review during the pendency of such processes.

        Following these discussions, on October 6, 2013, Mr. Demetriou called Mr. Brikho and explained that the Board had decided to begin a broader sale process and would not be prepared to grant exclusivity on the basis of AMEC's indicative non-binding offer of October 5, 2013.

        On October 8, 2013, the Financial Advisors, acting pursuant to instructions from the Board, initiated calls to parties believed to have the potential interest, financial resources and industry experience to engage in a potential transaction with the Company. The Financial Advisors collectively contacted nine parties regarding a potential sale of the Company as a whole and seven parties regarding a potential sale of GPG. Based on discussions held with the Board, parties contacted with respect to the potential sale of the Company as a whole were advised that, although the sale of the Company as a whole was the preferred option, the Board would consider alternative proposals, including proposals involving only part of the Company, provided such proposals would have resulted in incremental value creation for the Company shareholders. Of those parties, three executed long-form confidentiality agreements (containing customary standstill and similar provisions) and received a confidential information memorandum in respect of the sale of the Company as a whole, and two parties executed long-form non-disclosure agreements and received a confidential information memorandum in respect of a potential sale of GPG.

        With the authorization of the Board (after taking into account consultations with its advisors), the Financial Advisors contacted only strategic buyers. In view of the expected synergies realizable by a strategic buyer, it was determined that a financial buyer, having no reasonable expectation of realizing the same level of synergies, would be unlikely to offer value competitive with the value a strategic bidder would offer. It was also decided that contacting financial buyers would significantly increase the chance of an unauthorized disclosure regarding the process, which could be detrimental to the Company by causing current and prospective clients to potentially defer awarding new business to the Company, pending an outcome of the process.

        From October 14, 2013 through October 30, 2013, members of the Company's senior management team held separate due diligence conference calls with four of the five parties that had executed long-form non-disclosure agreements; during these calls, they discussed matters relevant to the sale of the Company as a whole with two parties, matters relevant to the sale of GPG on a standalone basis with one party, and matters relevant to the sale of E&C on a standalone basis with one party that independently expressed an interest in an acquisition of E&C without previously being presented with such an option.

        On October 21, 2013, Mr. Brikho called Mr. Demetriou to inquire about the status of the Company's broader sale process, during which Mr. Demetriou indicated the Board would discuss the process at its next board meeting.

        On November 1, 2013, one of the parties that participated in a due diligence conference call relating to the sale of the Company as a whole ("Party A") submitted a preliminary non-binding proposal in respect of the sale of the Company at $32.39 per Share in cash, which represented a 20% premium to the closing Share price on October 31, 2013 of $26.99. Party A's offer was conditioned on further due diligence, including assumptions relating to capital expenditures, the Company's liability profile, potentially challenging regulatory approvals, and approval by Party A's board of directors and shareholders.

        On November 4, 2013, Mr. Brikho called Mr. Demetriou noting that AMEC had completed the due diligence necessary to make an indicative non-binding offer in writing for the acquisition of the Company for a price in a range around $31.80 per Share in cash. Mr. Brikho noted that, while this reflected a reduction in price as compared to AMEC's prior offer following AMEC's due diligence review, the amount of the reduction was less than the $2.00 to $3.00 per Share reduction previously communicated.

        That same day, the Special Projects Committee held a telephonic meeting, with all committee members in attendance, during which the Financial Advisors provided an update on material developments since the last Special Projects Committee meeting, including, among other things, the receipt (orally) of the revised proposal from AMEC and the receipt of the written proposal from Party A. The Chairman, Mr. Daley, also noted that he expected to receive a proposal from one of the parties initially contacted by J.P. Morgan ("Party B") which had executed a short-form non-disclosure agreement in order to initiate discussions with J.P. Morgan, but had neither executed a long-form non-disclosure agreement nor received a confidential information memorandum.

        On November 5, 2013, Party B submitted a preliminary non-binding proposal, solely on the basis of publicly available information, which contemplated two potential alternative transactions, either: (i) the acquisition of E&C for a cash purchase price of $2 billion or (ii) a business combination transaction whereby Party B would merge the majority of its engineering and construction business into the Company in exchange for approximately 65% of the equity interests in the Company, with the Company shareholders retaining approximately 35% of the equity interests in the combined entity.

        On November 7, 2013, the Board held a meeting in Milan, Italy, at which all Directors were present, and which was attended by representatives of the Financial Advisors and Freshfields. At the meeting, the Board received an update from the Special Projects Committee and its advisors as to the events that had transpired since the last Board meeting and discussed, among other things, the scope of the broadened process to date, the basis of selection of the parties contacted, the most recent oral proposal received from AMEC, and the proposals received from Party A and Party B.

        It was also noted that another party ("Party C") had participated in a due diligence conference call relating to the sale of the Company as a whole, and had indicated orally that it would be interested in further discussions only if these discussions related to a potential combination transaction that did not involve the payment of a premium. Of the other parties contacted, one had also expressed, informally, interest in pursuing an acquisition of E&C, but declined to submit a formal indication of interest specifying a potential valuation for the business. None of the other parties contacted submitted an indication of interest for a transaction involving any of GPG, E&C or the Company as a whole.

        The Board engaged in a comprehensive discussion covering AMEC's revised proposal, Party A's proposal and the related benefits and challenges (including that it was subject to completion of due diligence, further corporate approvals, and potentially challenging regulatory approvals and other conditions), Party B's proposal(s) and the related benefits and challenges (including the complexity, timeline, and transaction execution risks inherent therein), as well as consideration of other strategic alternatives in light of recent developments (including consideration of non-premium combinations of the type proposed by Party C).

        Representatives of Freshfields (having also taken advice from Bär & Karrer as to matters of Swiss law) reminded the Board of its fiduciary duties in connection with such proposals and strategic alternatives. Based on such advice, the Company also discussed whether to engage a Swiss fairness opinion provider admitted by the Swiss Takeover Board with experience in providing opinions to Swiss corporations in exchange and tender offers. The Board also received a presentation from the Company's regular advisor on certain accounting and financial matters from the perspective of a prospective acquirer of the Company.

        The Board then decided that Mr. Demetriou would contact Mr. Brikho to discuss the Company's interest in a transaction at a price materially more favorable than that proposed by AMEC, and that, in an all cash transaction of the kind being discussed, $33.00 per Share remained as a starting point for discussions between the parties. The Board also instructed the Company's senior management, with support from the Financial Advisors and Freshfields, to coordinate to permit Party A to commence a coordinated due diligence review of the Company. At the same meeting, the Board approved the addition of Ms. Newby as a member of the Special Projects Committee.

        Shortly thereafter, Mr. Demetriou called Mr. Brikho via telephone to deliver the Board's message. Representatives of Goldman Sachs also called representatives of BAML later that day to convey the same message, Mr. Brikho responded in his conversation with Mr. Demetriou that he did not believe the board of directors of AMEC would approve a $33.00 per Share offer in an all cash transaction of the kind being discussed.

        On November 11, 2013, the Financial Advisors requested more information from Party B regarding its second alternative proposal to reverse-merge a majority of its engineering and construction business into the Company in exchange for approximately 65% of the equity interests in the Company.

        On November 14, 2013, the Company provided Party A and its representatives with access to a virtual data room containing certain information about the Company and a draft implementation agreement in respect of a potential transaction between the Company and Party A.

        On November 15, 2013, representatives of BAML contacted representatives of Goldman Sachs to ask whether the Board would consider a business combination transaction with AMEC that included AMEC Shares as part of the consideration to the Company shareholders.

        On November 18, 2013, the Financial Advisors sent a process letter to Party A to explain the timing and procedures for submitting a definitive, binding offer for the acquisition of the Company, the deadline for which was set for December 13, 2013.

        On November 20, 2013, Party B responded with limited supplemental information regarding its second alternative reverse-merger proposal. Shortly thereafter, Party B stated that it did not want to participate in a broader process and would pursue discussions only on an exclusive basis (with a required eight-week minimum exclusivity period).

        On November 22, 2013, Mr. Brikho called Mr. Demetriou and stated that the board of directors of AMEC would not support an offer of $33.00 per Share in an all cash transaction. Mr. Brikho then asked Mr. Demetriou whether the Board would consider a partial or all stock transaction. Mr. Demetriou responded that the Board had not been presented with a partial or all stock transaction from AMEC for consideration, but that AMEC was welcome to make a proposal.

        On November 26, 2013, the Special Projects Committee held a telephonic meeting, with all committee members (other than Ms. Newby and Mr. Quarta) in attendance, with the Company's senior management and the Financial Advisors to analyze an all equity proposal from AMEC and the reverse-merger proposal of Party B. The Board discussed, in consultation with the Financial Advisors, how a theoretical all equity offer from AMEC had the potential to be worth more than $33.00 per Share in cash, depending on the level of synergies achieved. The Board discussed further, in consultation with the Financial Advisors, that Party B's proposal was difficult to evaluate because of the lack of information provided by Party B, and that Party B was requesting an eight-week period of exclusivity in order more fully to explore the merits of a transaction with the Company.

        On November 26, 2013, The Times published an article referring to a potential sale of the Company to AMEC, and subsequently, articles were released referencing other bidders rumored to be involved in a broader sale process (collectively, the "November 26 Press Reports"). Both AMEC and the Company declined to comment on the articles at the time. The closing price of the Shares on November 26 (which was the last trading day prior to The Times article) was $28.73. The closing price of the Shares on November 27, 2013, was $30.49.

        On November 27, 2013, a party ("Party D") that had not previously been contacted by either Financial Advisor contacted the Company and expressed its interest in a sale of GPG only. With the permission of the Special Projects Committee, the Financial Advisors sent Party D a confidentiality agreement (which was executed on December 16, 2013).

        On November 28, 2013, representatives of Freshfields held a call with representatives of counsel to Party A to discuss the draft implementation agreement provided to Party A.

        On December 3, 2013, representatives of Party A and its advisors attended meetings with the Company's senior management, the Financial Advisors and Freshfields to discuss Party A's due diligence requests, including forecasted financial information about the Company.

        On December 12, 2013, Party A notified the Financial Advisors that it was going to withdraw from the process because it did not believe it could increase the valuation beyond that in its November 1st proposal.

        On December 13, 2013, AMEC submitted a formal indicative non-binding proposal to acquire all of the issued and to be issued shares of the Company for $31.00 per Share (comprised of $18.50 per Share in cash and $12.50 per Share in new AMEC securities to be issued directly to the Company shareholders in the transaction). The proposal indicated that, as a result of such transaction, the Company shareholders would hold approximately 20% of the combined company. The closing price of the Shares as of December 13, 2013 was $31.32.

        That same day, Mr. Demetriou and Mr. Brikho spoke via telephone, focusing on the terms of AMEC's revised proposal as well as broader points relating to the terms by which AMEC might otherwise seek to acquire the Company, including AMEC's prior proposals for an all cash transaction and the related valuation AMEC would be willing to pay.

        On December 15, 2013, the Special Projects Committee held a telephonic meeting with the Financial Advisors and Freshfields, with all committee members in attendance (except Mr. Quarta), to discuss material updates since its last meeting, including the recent proposal from AMEC. The Financial Advisors updated the members on the current positions of each interested party and the related considerations with each and, in particular, the most recent communications from Party A and Party B. The Financial Advisors and Freshfields noted that Party B's proposal was complex, subject to a lengthy exclusivity period and a potentially lengthy timeline, as well as significant execution risk as compared to other alternatives.

        The Special Projects Committee also discussed the terms of AMEC's December 13 proposal and the ensuing phone call between Mr. Demetriou and Mr. Brikho, including the premium implied by the offer, and the ability of Company shareholders to share in the synergies and other value appreciation elements by virtue of the stock component of the transaction, taking into account risks associated with equity ownership in the combined companies, transaction execution risks and timing, and other concerns (including as compared to an all cash deal or one of the other transaction structures proposed by other bidders). Following the meeting, members of the Special Projects Committee updated each of the Board members on their deliberations.

        On December 16, 2013, the Company responded to AMEC's December 13 letter by, among other things, noting that the headline price of $31.00 per Share was not acceptable to the Company but that it was comfortable with a potential transaction including AMEC equity, and that there was a need for further meetings to determine if the Company and AMEC could reach mutually agreeable transaction terms (including in respect of consideration), subject to the approval of the Board.

        On December 17, 2013, the Financial Advisors sent Party D a confidential information memorandum regarding GPG, as well as a process letter that requested a preliminary proposal by January 10, 2014. Subsequently, Party D requested more time to complete its review and, although the Company's senior management held a due diligence conference call with Party D to discuss the GPG business on January 7, 2014, Party D ultimately failed to submit an indication of interest.

        On December 20, 2013, representatives of BAML informed Freshfields and the Financial Advisors that, following the November 26 Press Reports of a possible transaction between the Company and AMEC, the UK Listing Authority (the "UKLA"), AMEC's primary securities regulator, had indicated that further discussions could not take place without a public announcement. In conversations later that week, BAML informed the Financial Advisors that, according to the UKLA, in order to comply with UKLA disclosure rules, any further meeting with the Company to discuss a transaction would likely require an initial public announcement of the meeting as well as another public announcement following such meeting disclosing whether or not there had been agreement between the Company and AMEC.

        On January 2, 2014, the Special Projects Committee held a telephonic meeting with all committee members in attendance in which it was agreed that the process outlined by the UKLA, as communicated by BAML, would be unattractive to the Company and suggested that it was preferable instead to meet with AMEC to negotiate non-binding terms only if an announcement could be made in the face of agreed-upon, non-binding terms (and if no announcement would be made in other circumstances).

        The Special Projects Committee also considered the terms of AMEC's proposal, including the potential synergies between AMEC and the Company and the proposed price of the December 13th proposal (noting that the November 26 Press Reports contemplated an all cash deal, and any effect on the Company's and AMEC's stock price could differ upon disclosure of a transaction involving AMEC stock).

        On January 3, 2014, the Board held a telephonic meeting with all Directors in attendance in which it considered the process outlined by the UKLA, as communicated by BAML, and discussed the terms of AMEC's proposal. The Board then unanimously agreed with the Special Projects Committee's conclusion that pursuing the proposed transaction with AMEC would be more compelling and more likely to achieve the Company's strategic goals (including maximizing upside value potential and minimizing downside standalone Company risks) if it included a greater AMEC Share component (including the potential for up to an all stock transaction) than what had been proposed in AMEC's December 13 letter.

        On January 6, 2014, representatives of Goldman Sachs spoke with representatives of BAML regarding AMEC's conversations with the UKLA. Goldman Sachs was informed by BAML that AMEC and the Company would be permitted to meet over a weekend (following the close of trading in the US markets) without the need for a prior announcement. BAML further informed Goldman Sachs that, if an agreement in principle were reached or if talks were still ongoing as of the re-opening of markets in the UK, then AMEC would be required to make an announcement, and that if no agreement were reached and the parties ceased discussions over that weekend, then no announcement would be required, but the UKLA would require an announcement if talks then resumed.

        Around this time, Mr. Demetriou and Mr. Brikho spoke, and Mr. Demetriou indicated that an offer of $31.00 per Share was not acceptable, but that he believed, given the work to date, that it would be worth convening an in-person meeting of the principals to consider if mutually agreeable terms could be reached. Following further discussion between Mr. Demetriou and Mr. Brikho, and Goldman Sachs and BAML, it was agreed that AMEC and the Company would meet in London on January 11, 2014, with the intention of attempting to negotiate and agree on final non-binding terms.

        On January 8, 2014, the Special Projects Committee held a telephonic meeting with all committee members in attendance with Freshfields and the Financial Advisors to discuss material updates since its last meeting and to review a draft of summary, key, non-binding terms that had been prepared by Freshfields. The Special Projects Committee discussed the financial and other terms of a proposed transaction with AMEC, as well as the Financial Advisors' preliminary financial analyses of the Company and a combination with AMEC.

        The Special Projects Committee also discussed the negotiation timeline and process discussed between Goldman Sachs and BAML to meet over the upcoming weekend to conduct accelerated negotiations, the proposed agenda for the meeting (with a focus on the key economic and commercial terms), and strategy for reaching either heads of agreement or binding terms. The advisors discussed with the Board the timing and preparations of the meeting with regard to disclosure obligations because, under the UKLA disclosure requirements, AMEC would be required to make a public announcement on the morning of January 13, 2014 if an agreement was reached over the weekend.

        The Special Projects Committee then instructed the Financial Advisors to work with BAML to arrange a meeting, with the express understanding that: (i) AMEC's prior proposal to the Company of $31.00 per Share was not acceptable to the Company; (ii) the Company premised the meeting on an expectation of a substantial equity component (even an up to all stock transaction); and (iii) the Company expected a meaningful discussion relating to a substantial AMEC Share repurchase following closing. The Special Projects Committee also authorized Mr. Daley to conduct negotiations on its behalf, subject to further Board approval of any final terms.

        On January 11 and 12, 2014, the Company, AMEC, and their respective advisors held meetings at the London offices of Freshfields to negotiate heads of agreement or binding terms. Mr. Brikho, Mr. McHoul, Mr. Bafna, Mr. Lafaix and Alison Yapp, General Counsel of AMEC, were present from AMEC and Mr. Daley, Mr. Masters, Mr. Baseotto and Ms. Davies were present from the Company. Representatives of Linklaters, Freshfields, BAML and the Financial Advisors were also present. The topics discussed covered due diligence on both the Company and AMEC, and negotiation and agreement on the non-binding terms of a potential transaction. The Company provided AMEC with updated forward-looking and material non-public information, including forecasts and projections. AMEC made an initial proposal of $31.65 per Share representing a 40% AMEC securities and 60% cash split and no post-closing share repurchase obligation. After lengthy negotiations involving each party's financial and legal advisors, Mr. Brikho and Mr. Daley reached a preliminary verbal understanding with respect to certain non-binding terms of a potential sale of the Company (the "Proposed Terms") by way of a cash and share offer by AMEC for all of the Company's issued and to be issued Shares for $32.00 per Share (comprising 50% cash and 50% AMEC securities).

        It was also agreed that the Company would not be precluded during the pendency of such offer to declare and pay a $0.40 cash dividend to Company shareholders, which, although a material element of the Company delivering overall shareholder value, would not be conditioned upon the closing of the transaction, and that although AMEC would not commit to an express obligation, it would remain open to considering a post-closing share repurchase.

        On January 11, 2014, the Board held a special telephonic meeting with all Directors in attendance with representatives of Freshfields and the Financial Advisors to discuss the status of the negotiations with AMEC. The Chairman, Mr. Demetriou, reminded the Board of the AMEC proposal from December 13, 2013, and Mr. Daley gave an update on the subsequent discussions with AMEC, including the negotiations earlier that day and the details of the Proposed Terms.

        Freshfields reported that it had been informed by Linklaters that AMEC's position was that it would not agree to further non-economic terms at this stage (and therefore that no heads of terms would be prepared), that the agreed-upon terms would be non-binding, and that definitive agreements in relation to the transaction would be subject to further due diligence. Additionally, the parties would agree to the form of their respective press releases and agree and negotiate the Non-Solicitation Agreement (which, as opposed to the exclusivity commitment requested by AMEC, allowed the Company the freedom to entertain unsolicited offers without any requirement to pay a break fee to AMEC under any circumstances).

        The Financial Advisors gave a joint presentation outlining the draft terms of the proposed transaction, preliminary financial considerations and potential timetable with AMEC going forward. The Board then discussed the draft terms, the process to announcement and related risks, and the action that the Company should take in relation thereto. Freshfields also reminded the Board of its fiduciary duties and other legal considerations in relation to the proposed transaction.

        On the evening of January 11, 2014, the Board unanimously approved the Proposed Terms and authorized the Special Projects Committee to negotiate and agree to the Non-Solicitation Letter.

        In the morning of January 13, 2014, the Company and AMEC executed the Non-Solicitation Agreement. That same day, the Financial Advisors informed Party D's financial advisor that the Company was terminating its sale process for GPG.

        Also on January 13, 2014, the Company publicly announced the non-binding Proposed Terms, whereby the Company shareholders would receive 0.8998 of AMEC Shares and $16.00 in cash for each Share (representing approximately $3.3 billion, or £2.0 billion, in aggregate, payable approximately 50% in cash and 50% in AMEC securities) (the "Proposed Transaction").

        On January 14, 2014, after considering previous advice from Bär & Karrer, the Board engaged IFBC AG ("IFBC"), a Swiss fairness opinion provider admitted by the Swiss Takeover Board with experience in providing opinions to Swiss corporations in exchange and tender offers. IFBC was engaged for the limited purpose of providing an independent opinion to the Board with respect to the fairness, from a financial point of view, of the aggregate consideration to be received by the Company shareholders pursuant to the Offer. IFBC was not asked to, and did not, conduct any due diligence on AMEC.

        On January 21, 2014, Linklaters sent Freshfields a revised draft of the Implementation Agreement. Key revisions to the draft received from Freshfields on October 3, 2013 included (i) revision of the Minimum Tender Condition from 66 2/3% proposed by the Company to 90% (waiveable down by AMEC to 66 2/3%); (ii) removal of the Company's proposed unconditional and unqualified obligation on AMEC to implement any remedy necessary in order to obtain regulatory approval for the Proposed Transaction; and (iii) replacing the mutual cost reimbursement amount of $25 million proposed by the Company with cost reimbursement amounts of $25 million in the event payable by AMEC to the Company and of $112 million (approximately 3.5% of the transaction value) in the event payable by the Company to AMEC.

        On January 23, 2014, the Company and its representatives were granted access to a virtual data room containing documentary due diligence materials prepared by AMEC and its advisors. On January 30 and 31, 2014, the Company, together with its advisors, conducted in-person due diligence meetings with AMEC management, including Mr. Brikho and Mr. McHoul, who were joined by Mr. Daley by telephone for a portion of the meeting. The due diligence investigation included a detailed review and assessment of AMEC's business operations, financials, and the expected synergies of the business combination.

        On January 29, 2014, AMEC and the Company entered into a confidentiality agreement to allow the Company to undertake preliminary evaluation and due diligence of certain commercially sensitive information of AMEC, and from January 28 to February 11, 2014, reciprocal management due diligence discussions took place involving numerous representatives from AMEC and the Company, as well as their auditors and legal and financial advisers.

        On January 30, 2014, Freshfields sent Linklaters a revised draft of the Implementation Agreement. Key revisions of this draft included (i) restoration of the 66 2/3% Minimum Tender Condition (without waiveability); (ii) restoration of the unconditional and unqualified obligation on AMEC to implement any remedy necessary in order to obtain regulatory approval for the Proposed Transaction; and (iii) restoration of the mutual cost reimbursement amount of $25 million.

        On February 3, 2014, the Special Projects Committee held a telephonic meeting, with all committee members in attendance, with representatives of Freshfields and the Financial Advisors. The Financial Advisors led the Special Projects Committee through their preliminary financial analyses of AMEC. Additionally, the Financial Advisors updated the Special Projects Committee on the status of investor relations feedback. Representatives of Freshfields then led the Special Projects Committee through the open issues related to the draft Implementation Agreement, following which the Special Projects Committee unanimously agreed to continue negotiations with AMEC in order to resolve the open issues in furtherance of reaching mutually agreeable transaction terms.

        From February 3 to February 12, 2014, various drafts of the Implementation Agreement were exchanged between the legal advisors reflecting the parties' previous positions with respect to the Minimum Tender Condition, obligations with respect to antitrust and regulatory risk and the amount of the cost reimbursements, as well as termination rights triggers and cost reimbursement triggers, among other terms and conditions. In a draft of the Implementation Agreement, dated February 10, 2014, the Company accepted an 80% Minimum Tender Condition, waiveable down to 66 2/3% by AMEC, and increased its proposed mutual cost reimbursement amount to $32 million (and this was increased to $48 million in subsequent discussions). In a draft of the Implementation Agreement dated February 12, 2014, AMEC agreed that the cost reimbursement amount would be reciprocal and should be set at £32.5 million, which was the maximum amount that AMEC could agree to under its applicable listing rules.

        On February 9, 2014, a special meeting of the Board was held, which was attended by all Directors, and by representatives of Freshfields, Bär & Karrer, the Financial Advisors, and IFBC. The Board was updated on the due diligence that had been undertaken on AMEC by the Company and the Company's accounting and legal advisors, in consultation with the Financial Advisors, in light of the inclusion of AMEC stock as consideration in the Proposed Transaction. The Company's senior management team also presented a summary of tax and cost synergies that AMEC believed could be realized in connection with the Proposed Transaction.

        Representatives of J.P. Morgan, Goldman Sachs, and IFBC each presented preliminary financial analyses of the Company, AMEC and the Proposed Transaction, and there was discussion with the Board of the methodologies and assumptions used in these respective analyses by the Financial Advisors.

        Freshfields reviewed with the Board the terms of the advanced draft of the Implementation Agreement to be entered into between AMEC and the Company, and, together with representatives of Bär & Karrer, reviewed again the Board's fiduciary duties in connection with its consideration of the Implementation Agreement and the transactions contemplated thereby, including with respect to the non-solicitation covenant (and the scope of the exceptions thereto), the amount and circumstances under which the Company could become obligated to pay the cost reimbursement, and the Company's ability to change its recommendation and terminate the Implementation Agreement to accept a superior proposal.

        After full discussion among all of the Board members, the Board unanimously decided that each member of the Special Projects Committee was authorized to negotiate and finalize the key outstanding issues and terms of the Implementation Agreement, subject to final approval of the Board.

        During the evening of February 12, 2014, the Board held a special telephonic meeting with all Directors in attendance. The Board received an update from Mr. Masters on the AMEC due diligence and valuation process (noting the Company's final due diligence report that had been previously circulated to the Board). The Board also received an update from each of J.P. Morgan, Goldman Sachs, and IFBC as to their respective financial analyses.

        IFBC then delivered its oral opinion (later confirmed in writing), that as of the date of the written opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by IFBC in preparing its opinion, the aggregate consideration to be received by the shareholders of the Company in the Offer was fair, from a financial point of view, to such shareholders.

        Goldman Sachs then delivered its oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the shareholders of the Company (other than AMEC and its affiliates) in the Offer pursuant to the Implementation Agreement was fair, from a financial point of view, to such shareholders.

        J.P. Morgan stated that, subject to reviewing the final Implementation Agreement, it was prepared to deliver its opinion that as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration per Share together with the special dividend (the "Total Per Share Payments") to be paid to the holders of the Company's Shares in the proposed Offer and Squeeze-Out Merger (the "Transaction") was fair, from a financial point of view, to such holders.

        After full discussion with each of the Board members, the Board unanimously: (i) resolved that the proposed transaction with AMEC, including the Implementation Agreement and the Offer, was in the best interests of the Company and fair to the Company shareholders and (ii) approved the Implementation Agreement and authorized its execution by a member of the Board.

        On the morning of February 13, 2014 the Company and AMEC executed the Implementation Agreement and issued press releases announcing the transaction. The Company's press release is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

Reasons for the Recommendation of the Board

        In evaluating the Implementation Agreement, the Offer and the other transactions contemplated by the Implementation Agreement, the Board consulted with the Company's senior management and the Special Projects Committee, and with Freshfields, the Financial Advisors and IFBC, and considered a number of factors in recommending by unanimous vote that the Company shareholders accept the

Offer and tender their Shares to AMEC pursuant to the Offer, including the material factors set forth below:

Factors Related to Proposed Price and Consideration Mix, and Other Proposed Terms

  •
  Premium to Company shareholders.  Based on the historical trading prices and trading information with respect to the Shares, the proposed Offer Consideration reflects:

  •
  a 12.8% premium versus the price per Share prior to the November 26 Press Reports;

  •
  a 19.4% premium based on the 3-month volume-weighted average price per Share prior to the November 26 Press Reports;

  •
  a 36.8% premium based on the 12-month volume-weighted average price per Share prior to the November 26 Press Reports;

  •
  a 5.7% premium based on the 52-week high price per Share prior to the November 26 Press Reports; and

  •
  a premium to the Company shareholders as compared with those proposed by other bidders in the process generally.

  •
  Share consideration for Company shareholders.  The inclusion of an equity component to the Offer Consideration and the election mechanics of the Offer:

  •
  permit Company shareholders to indicate (i) the number of Shares for which they wish to receive 1.7996 AMEC securities and (ii) the number of Shares for which they wish to receive $32.00 cash. Accordingly, shareholders are permitted to choose their individual mix of combined equity and cash (subject to proration);

  •
  permit Company shareholders to participate in the combined company equity and related potential upside following closing of the Offer;

  •
  lack any cap or collar that would otherwise mitigate the risk of equity value decline prior to closing of the Offer (which, depending on the terms of any cap or collar, could also limit the upside to the Company shareholders);

  •
  provide a degree of certainty of value and liquidity upon closing of the Offer with regard to the cash component of the purchase price; and

  •
  provide Company shareholders with liquidity for their entire investment because the AMEC ADSs will be traded on the New York Stock Exchange, and the AMEC Shares are traded on the London Stock Exchange; and, in either case, will be freely tradable.

Other Material Factors Considered

  •
  The Company's operating conditions and financial performance.  The Board considered the Company's operating conditions, including its familiarity with the current and historical business, prospects, financial condition, results of strategies and operations, competitive position, assets, asbestos and other liability profile (and the impact on the Company's public Share price as a result thereof). In particular, the Board considered the following:

  •
  The fact that the Company's operations are concentrated across the following industry segments (oil and gas, oil refining, chemical/petrochemical, power generation, minerals and metals mining, environment and pharmaceuticals and healthcare); accordingly, the Company's results of operations are dependent on the demand for its products and services from clients in those industries, which historically have been, and will likely continue to be, cyclical in nature. The combined company is expected to have a broader and more diversified product and services offering and an expanded customer base, mitigating risks related to industry concentration and related volatility in the Company's results of operations.

    •
    The additional risks and uncertainties related to the Company remaining independent as a standalone public entity, including the ability to pursue operational and management improvements necessary to achieve the Company's long-term business plan, increasing global competition, risks and uncertainties in the US and global economy generally, changes in the demand for the Company's products and services, and the other risks and uncertainties discussed under the caption "Risk Factors" in the 2013 Annual Report.

    In light of all of the above factors, taken together, the Board determined that the timing of a potential transaction was favorable to the Company shareholders.

  •
  Increased scope and scale of operations.  The combined company is expected to have substantially greater cash flow, liquidity and financial flexibility than the Company currently has, with an improved ability to pursue growth opportunities globally, to expand into new businesses, to continue to develop new technology and to compete in its highly competitive industry.

  •
  Creation of a leading global engineering and services company.  The combined company is expected to have a broader and more diversified product and services offering and an expanded customer base, mitigating risks related to industry concentration and related volatility in the Company's results of operations referred to above and enabling the Company to better compete with the largest companies in the engineering and construction sector.

  •
  Strategic alternatives.  The Board believed, after consultation with the Special Projects Committee, the Financial Advisors and Freshfields that:

  •
  following its pre-signing canvass of potentially interested parties (including the month-long period following public announcement of the Proposed Terms, which occurred more than six weeks after the November 26 Press Reports), the proposed transaction with AMEC was the most attractive option reasonably available to the Company (taking into account, in addition to a sale of the entire Company, standalone sales of E&C or GPG, other non-premium combination transactions of the kind referred to at a high-level by parties approached in the process, or continuing to operate the Company as a standalone public company); and

  •
  prolonging the sale process further (i) could have resulted in the loss of the proposed offer from AMEC; (ii) could negatively impact the morale of employees and distract employees and senior management from implementing the Company's business plan; (iii) would increase the risk that current and prospective clients would defer or delay awarding new business pending the outcome of the sales process (given the November 26 Press Reports and the prior public announcement of the Proposed Terms); and (iv) would have been unlikely to lead to an offer that delivered higher value to the Company shareholders than the Offer.

  •
  Fairness opinions.  The Board considered the financial analyses from the Financial Advisors and IFBC, as well as the following opinions, each described in further detail below under "Opinions of the Company's Financial Advisors":

  •
  the opinion of Goldman Sachs that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the shareholders of the Company (other than AMEC and its affiliates) in the Offer pursuant to the Implementation Agreement was fair, from a financial point of view, to such shareholders;

    •
    the opinion of J.P. Morgan that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Total Per Share Payments (as defined in Item 4 above under the caption "Background to the Board's Recommendation") to be paid to the holders of Company shares in the proposed Offer and Squeeze-Out Merger was fair, from a financial point of view, to such shareholders; and

    •
    the opinion of IFBC that, as of the date of the written opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by IFBC in preparing the opinion, the aggregate consideration to be received by the shareholders of the Company in the Offer was fair, from a financial point of view, to such shareholders.

  •
  Results of due diligence.  The Board considered the results of due diligence conducted by the Company's senior management and its advisors, in particular, as they relate to the combined company's equity value, including (i) expected synergy analysis and understanding of AMEC's liability profile, (ii) questions raised by the Company's senior management to AMEC's management, and (iii) consensus analyst estimates (including the Company's senior management's views regarding analysts' models) and trends, which formed the basis of certain information provided by the Company's senior management to the Financial Advisors and IFBC, together with factors that could impact the realization of such estimates, financial and otherwise.

  •
  Key terms of the Implementation Agreement.  Of key importance to the Board's determination are the terms of the Implementation Agreement, including, without limitation, the fact that the Implementation Agreement:

  •
  was the product of arm's-length negotiations;

  •
  permits the Company to pay a pre-closing dividend of up to $0.40 per Share, such dividend not to be conditioned on closing of the Offer;

  •
  includes certain conditions to the closing of the Offer, among other things, the Minimum Tender Condition;

  •
  entitles the Company to propose two of its current Directors to the AMEC board of directors;

  •
  entitles Company employees, for a period of twelve months from closing of the Offer, to cash compensation, severance terms, pension benefits, and insured welfare plans on terms no less favorable than current terms;

  •
  has non-solicitation and termination provisions which permit the Board to consider unsolicited, alternative proposals and to change its recommendation in connection with a "superior proposal," subject to, among other things, payment to AMEC of a cost reimbursement of £32.5 million; and

  •
  does not contain any conditions relating to financing.

  •
  Potential tax benefits.  If a Squeeze-Out Merger is implemented, and the Offer and the Squeeze-Out Merger, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, Company shareholders generally would not recognize gain, for US federal income tax purposes, upon their exchange of Shares, except with respect to cash received. No rulings will be obtained from the US Internal Revenue Service and no assurance can be provided that if the Squeeze-Out Merger is implemented, the Offer and the Squeeze-Out Merger, taken together, will qualify as reorganization within the meaning of Section 368(a) of the Code. The Company shareholders are urged to carefully read the section entitled "Material

    Tax Consequences—Material US Federal Income Tax Considerations" of the Prospectus and to consult their own tax advisors in order to more fully understand the tax consequences of their participation in the Offer and their ownership of AMEC securities.

  •
  Market reaction.  The Board considered possible stock market reaction to the announcement of the Offer, including investors' reactions following announcement of the non-binding Proposed Terms and the potential negative reaction of the market to the announcement of the Offer (whether based on the business rationale, timing, terms or otherwise).

        The Board also considered a variety of other uncertainties and risks in its deliberations concerning the Implementation Agreement, which weighed against the approval of the Offer, including the following:

  •
  the risks associated with the deal process proposed by AMEC, including the expedited initial negotiations over a weekend followed by announcement of the Proposed Terms;

  •
  the risks and costs associated with obtaining regulatory approval and clearances across a number of countries (for more information see Item 8 below under the caption "Regulatory Approvals");

  •
  the risks and costs to the Company if the Offer is not consummated or is unduly delayed, including the diversion of management and employee attention, potential loss of employees, potential disruption of customer and business relationships and the incurrence of significant transaction costs;

  •
  the tax consequences tied to the Offer, including that even if the Offer and Squeeze-Out Merger qualify as a reorganization under the Code, the Cash Consideration to be received by the Company shareholders who are US persons would be taxable to such shareholders who have a gain for US federal income tax purposes, as well as the separate, general risk that the Offer and the Squeeze-Out Merger would not be treated as a reorganization under the Code (and as to which no rulings will be obtained from the US Internal Revenue Service), in which case the Share Consideration would similarly be taxable to US persons;

  •
  the possibility that due to the election allocation provisions, certain shareholders might (i) receive more or less cash or AMEC securities than such shareholder initially elected due to the pro-ration component, or (ii) receive consideration with differing implied values based on the election;

  •
  the risk of holding illiquid stock to Company shareholders who do not tender their Shares in the Offer, described in greater detail under the caption "Risk Factors—Risks Related to the Offer—The Offer may adversely affect the liquidity and value of non-tendered Foster Wheeler shares" in the Prospectus; and

  •
  the restrictions on the conduct of the Company's business before the closing of the Offer, generally requiring the Company to conduct its business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that could possibly arise pending closing of the Offer, whether or not consummated.

        After consideration of all of these factors, taken together, the Board determined that these risks could be mitigated or managed by the Company, AMEC, or the combined company, as applicable, were reasonably acceptable under the circumstances or were unlikely to have a material adverse impact on the Offer, or that, overall, the risks were significantly outweighed by the potential benefits of the transaction.

        The foregoing discussion of information and factors considered by the Board and the reasons for making its recommendations are not intended to be exhaustive, but is believed to include all of the material factors considered by the Board and the material reasons for making its recommendations. In view of the variety of factors considered in connection with its evaluation of the Offer and the related reasons for making its recommendations, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors and reasons. The Board conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, the Company's senior management and outside advisors, and considered the factors overall to be favorable to, and to support, its determination.

        In arriving at their respective recommendations, the Directors of the Company were aware of the interests of the Company's Directors, executive officers and affiliates as described above in Item 3 under the caption "Arrangements Between the Company and its Directors, Executive Officers and Affiliates."

Opinions of Financial Advisors

  Opinion of Goldman Sachs & Co.

        Goldman Sachs rendered its opinion to the Board that, as of February 13, 2014 and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the holders (other than AMEC and its affiliates) of Shares in the Offer pursuant to the Implementation Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated February 13, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in Offer or how any holder of Shares should vote or make any election in connection with the transactions contemplated by the Implementation Agreement or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Implementation Agreement;

  •
  annual reports to shareholders and Annual Reports on Form 10-K of the Company and annual reports to shareholders of AMEC for the five fiscal years ended December 31, 2012;

  •
  certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and interim reports to shareholders of AMEC;

  •
  certain other communications from the Company and AMEC to their respective shareholders;

  •
  certain publicly available research analyst reports for the Company and AMEC; and

  •
  certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for AMEC, in each case, as prepared by the management of the Company and approved for Goldman Sachs' use by the Company (the "Forecasts"), including certain cost savings and operating synergies projected by the management of the Company to result from the transaction (the "Synergies").

        Goldman Sachs also held discussions with members of the senior managements of the Company and AMEC regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the Implementation Agreement, and the past and current business operations, financial condition and future prospects of the Company and AMEC; reviewed the reported price and trading activity for Shares and AMEC Shares; compared certain financial and stock market information for the Company and AMEC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the engineering and construction and power industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with the consent of the Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Board that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or AMEC or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Implementation Agreement will be obtained without any adverse effect on the Company or AMEC or on the expected benefits of such transactions in any way meaningful to Goldman Sachs' analysis. Goldman Sachs assumed that such transactions will be consummated on the terms set forth in the Implementation Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs' analysis. In addition, Goldman Sachs assumed, with the consent of the Board, that a cash dividend, in an amount equal to $0.40 per Share, will be paid prior to the closing of the Offer to the holders of record of the issued and outstanding Shares as of the applicable record date.

        Goldman Sachs' opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Implementation Agreement, or the relative merits of such transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than AMEC and its affiliates) of Shares, as of February 13, 2014, of the aggregate consideration to be paid to such holders in the Offer pursuant to the Implementation Agreement. Goldman Sachs does not express any view on, and Goldman Sachs' opinion does not address, any other term or aspect of the Implementation Agreement or transactions contemplated thereby, including provisions in the Implementation Agreement for adjustment of the cash consideration to be paid to holders of Shares or payments of dividends by the Company in each case as a result of dividends paid by AMEC, or any term or aspect of any other agreement or instrument contemplated by the Implementation Agreement or entered into or amended in connection with such transactions, including the fairness of such transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, Directors or employees of the Company, or class of such persons, in connection with such transactions, whether relative to the aggregate consideration to be paid to the holders (other than AMEC and its affiliates) of Shares in the Offer pursuant to the Implementation Agreement or otherwise. Goldman Sachs has not expressed an opinion as to the prices at which the AMEC Shares, the AMEC ADSs or the Shares will trade at any time or as to the impact of the transactions contemplated by the Implementation Agreement on the solvency or viability of the Company or AMEC or the ability of the Company or AMEC to pay their respective obligations when they come due. Goldman Sachs' opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, February 13, 2014 and Goldman Sachs assumes no responsibility for updating, revising or reaffirming Goldman Sachs' opinion based on circumstances, developments or events occurring after February 13, 2014. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses performed by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 12, 2014, which was the last trading day prior to the date that Goldman Sachs delivered its opinion to the Board, and is not necessarily indicative of current market conditions.

        Historical Stock Trading Analysis.    Goldman Sachs analyzed the aggregate consideration to be paid to holders of Shares in the Offer pursuant to the Implementation Agreement, assuming a $32.64 value for such consideration (the "Implied Transaction Consideration," calculated as the blended cash consideration of $16.00 plus the blended stock consideration of $16.24 per Share based on 0.8998 ordinary AMEC Shares, at the closing price of £10.92 (converted to US dollars at 1.6525 US dollars per British pound) plus a cash dividend per Share of $0.40 assumed by the Company to be paid to holders of Shares prior to the closing of the Offer) in relation to the historical trading price of Shares. This analysis indicated that the Implied Transaction Consideration in the amount of $32.64 per Share represented premiums as summarized below:

Reference Point	Market Value of Share of Company Stock	Premium
Pre-announcement of the Proposed Transaction on January 13, 2014 - 1/10/14 closing price	$31.46	3.7%
Pre-November 26 Press Reports—11/26/2013 closing price	$28.73	13.6%
Pre-November 26 Press Reports 3-month Volume-Weighted Average Price ("VWAP")	$27.15	20.2%
Pre-November 26 Press Reports 12-month VWAP (12 months ending 11/26/2013)	$23.69	37.8%
Pre-November 26 Press Reports 52-Week High (52 week period ending 11/26/2013)	$30.65	6.5%

        Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for the Company and AMEC to the corresponding financial information, ratios and public market multiples for the following companies in the engineering and construction and power industries:

  •
  Fluor Corporation

  •
  Chicago Bridge & Iron Company N.V.

  •
  SNC-Lavalin Group Inc.

  •
  Jacobs Engineering Group Inc.

  •
  Petrofac Limited

  •
  URS Corporation

  •
  John Wood Group PLC

  •
  WorleyParsons Limited

  •
  KBR, Inc.

  •
  The Babcock & Wilcox Company

  •
  Técnicas Reunidas, S.A.

  •
  McDermott International, Inc.

        Although none of the selected companies is directly comparable to the Company or AMEC, the companies included were chosen because, in Goldman Sachs' professional judgment, they are all of the publicly traded companies in the engineering and construction and power industries with operations that for purposes of analysis may be considered similar to certain operations of the Company and AMEC.

        The estimates for earnings and for earnings before interest, taxes, depreciation, and amortization ("EBITDA") contained in the analysis set forth below were based on (a) in the case of the selected companies, Institutional Brokers' Estimate System ("IBES") consensus estimates as of February 7, 2014 and (b) in the case of the Company, IBES consensus estimates as of February 7, 2014 and the Forecasts.

        In its analysis, Goldman Sachs derived and compared for the Company and the selected companies:

  •
  enterprise value (which is defined as fully diluted equity value plus total debt and minority interests, less total cash and cash equivalents). For the selected companies this was based on market and publicly available data as of February 7, 2014. For the Company this was based on the Implied Transaction Consideration, as a multiple of estimated EBITDA for calendar years 2014 and 2015, which is referred to below as "2014E EV/EBITDA" and "2015E EV/EBITDA", respectively;

  •
  price per share, as of February 7, 2014 in the case of the selected companies and $32.64 for the Company (representing the Implied Transaction Consideration), as a multiple of estimated earnings for calendar years 2014 and 2015, which is referred to below as "2014E P/E" and "2015E P/E", respectively;

        The results of this analysis are summarized as follows:

	2014E EV/EBITDA	2015E EV/EBITDA	2014E P/E	2015E P/E
Range of the Selected Companies	5.4x - 11.2x	4.8x - 9.2x	10.1x - 21.2x	8.3x - 15.1x
Mean of the Selected Companies	7.8x	6.9x	14.2x	12.0x
Median of the Selected Companies	7.7x	7.1x	13.9x	12.5x

Foster Wheeler at the Implied Transaction Consideration (based on the Forecasts and including adjustments, per Company's senior management: (i) to the implied enterprise value to take into account the net present value of asbestos liabilities and (ii) to EBITDA and earnings to exclude gains and provisions for asbestos liability)

	9.6x	7.5x	18.4x	13.4x
Foster Wheeler at the Implied Transaction Consideration (based on the Forecasts)	9.6x	7.5x
Foster Wheeler at the Implied Transaction Consideration (based on IBES)	9.1x	7.8x	16.7	13.6x

        Goldman Sachs also analyzed revenue growth and EBITDA Margin of the Company based on the Forecasts and IBES, in relation to the selected companies (based on IBES):

	2013E		2014E		2015E
	Revenue Growth	EBITDA Margin	Revenue Growth	EBITDA Margin	Revenue Growth	EBITDA Margin
Foster Wheeler (based on the Forecasts)	0.9%	10.5%	27.2%	9.4%	10.1%	10.9%
Foster Wheeler (based on IBES)	1.0%	11.2%	12.9%	10.9%	13.6%	9.6%
Median of the Selected Companies	0.9%	8.0%	5.0%	8.1%	6.3%	8.7%

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to transactions in the engineering and construction and power industries since 2006. Specifically, Goldman Sachs reviewed the following transactions with respect to E&C:

Transaction	Enterprise Transaction Value	LTM EBITDA	Enterprise Value as a Multiple of LTM EBITDA
	($ billions)	($ millions)
Jacobs Engineering Group Inc.'s acquisition of Sinclair Knight Merz announced in September 2013	1.2	166	7.2x
Integrated Mission Solutions LLC's acquisition of Michael Baker Corporation announced in July 2013	0.3	26	12.2x
Chicago Bridge & Iron Company's acquisition of The Shaw Group Inc. announced in July 2012	1.9	272	7.0x
URS Corporation's acquisition of Flint Energy Services Ltd. announced in February 2012	1.5	129	11.5x
Technip S.A.'s acquisition of Global Industries, Ltd. announced in September 2011	1.1	—	—
Lamprell plc's acquisition of Maritime Industrial Services Co. announced in April 2011	0.4	46	8.4x
Jacobs Engineering Group Inc.'s acquisition of Aker Solutions ASA's Project & Construction business announced in December 2010	0.9	87	10.5x
KBR, Inc.'s acquisition of BE&K Inc. announced in May 2008	0.6	—	—
URS Corporation's acquisition of Washington Group International announced in November 2007	3.0	181	16.7x
WorleyParsons Limited's acquisition of Colt Companies announced in February 2007	0.9	91	9.7x

        Goldman Sachs also reviewed the following transactions with respect to GPG:

Transaction	Enterprise Transaction Value	LTM EBITDA	Enterprise Value as a Multiple of LTM EBITDA
	($ billions)	($ millions)
OJSC Power Machines' acquisition of EnergoMashinostroitelny Alliance announced in December 2011	0.3	61	5.3x
Doosan Heavy Industries & Construction Co., Ltd.'s acquisition of Skoda Power a.s. announced in September 2009	0.7	93	7.1x
Alstom (China) Investment Co., Ltd.'s acquisition of Wuhan Boiler Company Ltd. announced in April 2006	0.2	19	13.0x

        Although none of the companies that participated in the selected transactions are directly comparable to the Company and AMEC and none of the transactions in the selected transactions analysis is directly comparable to the transactions contemplated by the Implementation Agreement, Goldman Sachs selected these transactions because, in Goldman Sachs' professional judgment, they were all of the transactions in which the target company was involved in the engineering and construction or power industries and had operating characteristics, services and products that for purposes of analysis may be considered similar to certain operating characteristics, services and products of the Company and AMEC.

        For each of the selected transactions, Goldman Sachs calculated and compared, using publicly available information, the enterprise value of the target company, calculated based on the announced purchase price for the transaction as a multiple of the EBITDA of the target for the latest twelve month ("LTM") period ended prior to the announcement of the transaction. The following table presents the results of this analysis for E&C:

Enterprise Value as a Multiple of LTM EBITDA
Range of the Selected Transactions	7.0x - 16.7x
Median of the Selected Transactions	10.1x
Mean of Selected Transactions	10.4x

        The following table presents the results of this analysis for GPG:

Enterprise Value as a Multiple of LTM EBITDA
Range of the Selected Transactions	5.3x - 13.0x
Median of the Selected Transactions	7.1x
Mean of Selected Transactions	8.5x

Implied Enterprise Value as a multiple of 2013 EBITDA

Foster Wheeler at the Implied Transaction Consideration (based on publicly available information and including adjustments, per Company's senior management,(i) to the implied enterprise value to take into account the net present value of asbestos liabilities and (ii) to EBITDA to exclude gains and provisions for asbestos liability)

12.0.x
Foster Wheeler at the Implied Transaction Consideration (based on the publicly available information)	10.9x

        Illustrative Discounted Cash Flow Analyses.    Goldman Sachs performed illustrative discounted cash flow analyses for each of the Company, AMEC and the pro forma combined company, in each case based on the Forecasts, and in the case of the pro forma combined company analysis only, the Synergies.

        Goldman Sachs calculated the illustrative standalone discounted cash flow value per Share using discount rates ranging from 14.0% to 16.0%, reflecting an estimate of the weighted average cost of capital of the Company. Goldman Sachs derived a range of illustrative weighted average cost of capital of the Company based on the application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company's target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs calculated implied prices per Share using illustrative terminal values based on assumed perpetuity growth rates ranging from 1.50% to 3.50%. The terminal period metrics utilized in calculating the terminal value (per the Company's senior management) included $4.716 billion in revenue, $629 million in adjusted EBITDA and $435 million in unlevered free-cash flow. The resulting terminal values implied a terminal EBITDA multiple range of 6.1x to 8.3x across the discount rate range described above. These illustrative terminal values were then discounted to calculate implied indications of present values using the Company illustrative discount rates and added to the net present value of the unlevered free cash flows for the Company for fiscal years 2014 through 2022 to calculate implied indications of present values discounted to the beginning of fiscal year 2014. This analysis resulted in a range of illustrative implied equity values of $28.28 to $34.73 per Share.

        Goldman Sachs calculated the illustrative standalone discounted cash flow value per AMEC Share using discount rates ranging from 8.50% to 10.50%, reflecting an estimate of the weighted average cost of capital of AMEC. Goldman Sachs derived a range of illustrative weighted average cost of capital of

AMEC based on the application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company's target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, forecast tax rate and historical beta, as well as certain financial metrics for the United Kingdom financial markets generally. Goldman Sachs calculated implied prices per AMEC Share using illustrative terminal values based on assumed perpetuity growth rates ranging from 1.50% to 3.50%. The terminal period metrics utilized in calculating the terminal value (per the Company's senior management) included $9.523 billion in revenue, $859 million in EBITDA and $636 million in unlevered free-cash flow. The resulting terminal values implied a terminal EBITDA multiple range of 8.3x to 15.3x across the discount rate range described above. These illustrative terminal values were then discounted to calculate implied indications of present values using the AMEC illustrative discount rates and added to the net present value of the unlevered free cash flows for AMEC for fiscal years 2014 through 2022 and the illustrative terminal year to calculate implied indications of present values discounted to the beginning of fiscal year 2014. This analysis resulted in a range of illustrative implied equity values of £13.08 to £20.55 per AMEC Share.

        Goldman Sachs then calculated a range of implied exchange ratios (adjusted downward to take into account the cash dividend of $0.40 per Share assumed by the Company to be paid prior to the closing of the Offer) using the range of illustrative implied values per AMEC Share and the illustrative range of implied values per Share, in each case as described above. This analysis indicated an illustrative range of implied exchange ratios of 1.02 to 1.30.

        Goldman Sachs also performed an illustrative discount cash flow analysis for shares of the pro forma combined company using discount rates ranging from 9.0% to 11.0%, reflecting an estimate of the weighted average cost of capital of the pro forma combined company.

        Goldman Sachs derived a range of illustrative weighted average cost of capital of the pro forma combined company based on the application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company's target capital structure, the cost of long-term debt, after-tax yield on permanent excess case, forecast tax rate and historical beta, as well as certain financial metrics for the financial markets of the pro forma combined company generally. Goldman Sachs calculated implied prices per share of the pro forma combined company using illustrative terminal values based on assumed perpetuity growth rates ranging from 1.5% to 3.5%. The terminal period metrics utilized in calculating the terminal value (per the Company's senior management) included $14.239 billion in revenue, $1.563 billion in EBITDA and $1.163 billion in unlevered free cash flow. The resulting terminal values implied a terminal EBITDA multiple range of 8.2x to 14.3x across the discount rate range described above. These illustrative terminal values were then discounted to calculate implied indications of present values using the pro forma combined company illustrative discount rates and added to the net present value of the unlevered free cash flows of the pro forma combined company for the second half of fiscal year 2014 through the fiscal year 2022 and the illustrative terminal year to calculate implied indications of present values discounted to the beginning of fiscal year 2014. This analysis resulted in a range of illustrative implied equity values of £15.03 to £24.19 per AMEC Share after giving effect to the acquisition of the Company.

        Illustrative Present Value of Future Stock Price Analyses.    Goldman Sachs performed an illustrative analysis of the implied present value of the future stock price of the Company and AMEC. For these analyses, Goldman Sachs used the Forecasts.

        For the Shares, Goldman Sachs performed an analysis of the illustrative present value of the future stock price by first multiplying the Forecast of EPS for the 2016 fiscal year by P/E multiples of 12.0x to 15.0x to determine illustrative implied future equity values of the Shares. These illustrative implied per Share future equity values for the year ending December 31, 2015 were then discounted to the beginning of fiscal year 2014, using illustrative discount rates from 13.0% to 16.0% reflecting estimates of the Company's cost of equity. This analysis yielded an illustrative range of implied per Share present values of $24.97 to $32.89.

        For AMEC Shares (on a standalone basis), Goldman Sachs performed an analysis of the illustrative present value of the future stock price by first multiplying the Forecasts of EPS for the 2016 fiscal year by P/E multiples of 11.0x to 13.0x to determine illustrative implied future equity values of AMEC Shares. In addition, Goldman Sachs considered the Company's senior management's estimated dividends by AMEC of £0.38 and £0.40 for fiscal year 2014 and fiscal year 2015, respectively. These implied per share future equity values for the year ending December 31, 2015, taken together with these estimated dividends for fiscal years 2014 and 2015, were then discounted to the beginning of fiscal year 2014 using illustrative discount rates from 8.5% to 10.5%, reflecting an estimate of AMEC's cost of equity. This analysis yielded an illustrative range of implied per share present values of AMEC Shares of £10.33 to £12.53.

        Illustrative Present Value of Consideration and Cash Dividend Analyses.    Goldman Sachs performed an illustrative analysis of the implied present value of the consideration to be received in the Offer for one Share, together with the cash dividend of $0.40 per Share assumed by the Company to be paid prior to the closing of the Offer. For this analysis, Goldman Sachs used the Forecasts and the Synergies.

        Goldman Sachs performed this analysis by multiplying the EPS for the pro forma combined company for the 2016 fiscal year by P/E multiples of 11.0x to 13.0x to determine an illustrative range of implied values per ordinary share of the pro forma combined company as of December 31, 2015. Goldman Sachs then discounted this range of implied values, together with the £0.38 dividend as expected by the Company's senior management to be paid by AMEC in 2015, to arrive at an illustrative range of implied present values as of December 31, 2013 by using illustrative discount rates from 9.0% to 11.0%, reflecting an estimate of the pro forma combined company's cost of equity. Goldman Sachs then performed two different analyses using this illustrative range of implied present values. First, Goldman Sachs multiplied this illustrative range by 1.7996, the number of AMEC Shares that would be received for one Share in the Offer by a holder receiving all stock consideration, and added to this product the present value of the assumed $0.40 cash dividend (discounted from June 30, 2014 to December 31, 2013 using the same illustrative discount rates of 9.0% to 11.0%) to arrive at an illustrative range of implied present values ranging from $35.04 to $42.67. Second, Goldman Sachs multiplied this illustrative range by 0.8998, the number of AMEC Shares that would be received for one Share in the Offer by a holder receiving 50% of the consideration in the form of stock, and added, to this product, the sum of (a) the present value of the $0.40 cash dividend and (b) the present value of $16.00, the cash consideration that would be received for one Share in the Offer by a holder receiving 50% of the consideration in the form of cash (with the amounts in both (a) and (b) discounted from June 30, 2014 to December 31, 2013 using the same illustrative discount rates of 9.0% to 11.0%) to arrive at an illustrative range of implied present values ranging from $32.89 to $36.85.

        Illustrative Implied Contribution Analysis.    Goldman Sachs analyzed the Company's and AMEC's respective contributions to the pro forma combined company based upon the Forecasts for each company, on a standalone basis, for 2014 and 2015 for the following metrics: adjusted EBITDA; adjusted EBITDA minus capital expenditures; earnings before interest and taxes; and net income. For each of these metrics in each of 2014 and 2015, Goldman Sachs used multiples derived from Wall Street research and the enterprise values of the Company (on November 26, 2013, the last trading date before the November 26 Press Reports of a possible transaction for the sale of the Company) and AMEC (on January 10, 2014, the last trading date before the announcement of the Proposed Transaction). Applying these multiples to the Forecasts for these metrics for 2014 and 2015 (and assuming $430 million of net cash in the case of the Company and $195 million of net cash in the case of AMEC), Goldman Sachs calculated the illustrative range of implied equity percentages of the pro forma combined company for the Company. In addition, Goldman Sachs used these multiples (and the respective market capitalizations of the Company (on November 26, 2013) and AMEC (on January 10, 2014)) to calculate a market-capitalization-weighted average multiple for each of these metrics and then applied each of these multiples to the Forecasts for these metrics for 2014 and 2015 (and assuming $430 million of net cash (in the case of the Company) and $195 million of net cash (in the case of AMEC)) to calculate the illustrative range of implied equity percentages of the pro forma combined company for the Company. Goldman Sachs then calculated an illustrative range of implied exchange ratios, based on the illustrative range of implied equity percentages (using the multiples for each company derived from Wall Street research and the enterprise values of the Company (on November 26, 2013) and AMEC (on January 10, 2014)), and adjusted this exchange ratio downward to take into account the assumed $0.40 per Share cash dividend to be paid prior to the closing of the Offer. The following table summarizes this analysis:

	Foster Wheeler Shareholder Equity of Pro Forma Combined Company	Implied Exchange Ratio
Standalone Multiples for Foster Wheeler and AMEC (based on 2014 and 2015 Forecasts)	36% - 40%	1.65 - 1.97
Market-Capitalization Weighted Average Multiples (based on 2014 and 2015 Forecasts)	32% - 41%
Foster Wheeler Exchange Ratio (assuming all stock consideration)		1.7996
Market Capitalization of Foster Wheeler (on November 26, 2013) and AMEC (on January 10, 2014) (adjusted downward to take into account the assumed $0.40 per Share cash dividend)		1.60

        The following table provides a summary of the implied exchange ratios based (adjusted downward to take into account the cash dividend of $0.40 per Share assumed by the Company to be paid prior to the closing of the Offer) on the Standalone Multiples for Foster Wheeler and AMEC (based on 2014 and 2015 Forecasts):

Valuation Multiple	Year of Operating Metric	Implied Exchange Ratio
Adj. EBITDA	2014E	1.67
	2015E	1.86
Adj. EBITDA—Capex	2014E	1.65
	2015E	1.88
EBIT	2014E	1.71
	2015E	1.86
Net Income	2014E	1.82
	2015E	1.97

        Additional Information.    Goldman Sachs reviewed and compared for informational purposes the pre-announcement price targets of 14 brokers covering the Company, which ranged from $26.00 -$38.00.

        General.    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summaries set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the Board that, as of February 13, 2014 and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the holders (other than AMEC and its affiliates) of Shares in the Offer pursuant to the Implementation Agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, AMEC, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The aggregate consideration was determined through arm's-length negotiations between the Company and AMEC and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to the Company or the Board or recommend that any specific consideration constituted the only appropriate consideration for the transaction.

        As described above, Goldman Sachs' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Implementation Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I to this Schedule 14D-9.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, AMEC, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Implementation Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, these transactions. Goldman Sachs may also in the future provide investment banking services to the Company, AMEC and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Pursuant to an engagement letter dated October 10, 2013, the Company engaged Goldman Sachs to act as its financial adviser in connection with the transactions contemplated by the Implementation Agreement. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs an aggregate fee currently estimated to be approximately $18.5 million, all of which is contingent upon closing of the Offer. In addition, the Company has agreed to reimburse certain of Goldman Sachs' expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

        The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Implementation Agreement.

  Opinion of J.P. Morgan Securities LLC

        Pursuant to an engagement letter dated October 7, 2013, the Company retained J.P. Morgan as its financial adviser in connection with the proposed Offer and Squeeze-Out Merger.

        J.P. Morgan delivered its written opinion to the Board, dated February 13, 2014, that, as of such date, the Total Per Share Payments to be paid to the holders of the Shares in the proposed Transaction was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

        The full text of the written opinion of J.P. Morgan, dated February 13, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The Company shareholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to the Board, is directed only to the fairness from a financial point of view of the Total Per Share Payments to be paid to the holders of the Shares in the Transaction as of the date of the opinion and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its Shares into the Offer or how such shareholder should vote with respect to the Transaction or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

        In arriving at its opinion, J.P. Morgan, among other things:

  •
  reviewed the Implementation Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and AMEC and the industries in which they operate;

  •
  compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

  •
  compared the financial and operating performance of the Company and AMEC with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and the AMEC Shares and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the Company's and AMEC's businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        J.P. Morgan also held discussions with certain members of the management of the Company and AMEC with respect to certain aspects of the Transaction, and the past and current business operations of the Company and AMEC, the financial condition and future prospects and operations of the Company and AMEC, the effects of the Transaction on the financial condition and future prospects of the Company and AMEC, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company and AMEC or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or AMEC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company and AMEC to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Implementation Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of the Company, and will be consummated as described in the Implementation Agreement. J.P. Morgan also assumed that the Squeeze-Out Merger shall occur following the Offer and each outstanding Share will be converted in the merger into the right to receive an amount equal to the merger consideration. J.P. Morgan has further assumed that the special dividend of $0.40 cash per Share shall be paid prior to the date of the closing of the Offer. J.P. Morgan has also assumed that the payment of any permitted AMEC dividend shall not affect J.P. Morgan's analysis in any material respect. J.P. Morgan has also assumed that the representations and warranties made by the Company and AMEC in the Implementation Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or AMEC or on the contemplated benefits of the Transaction.

        The projections furnished to J.P. Morgan for the Company and AMEC were prepared by the Company's management. Neither the Company nor AMEC publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

        J.P. Morgan's opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan's opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the Total Per Share Payments to be paid to the holders of the Shares in the proposed Transaction, and J.P. Morgan has expressed no opinion as to the fairness of the Transaction, or any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Board to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Total Per Share Payments to be paid to the holders of the Shares in the Transaction or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares, AMEC Shares or AMEC ADSs will trade at any future time.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's financial analyses.

        Public Trading Multiples.    Using publicly available information, J.P. Morgan compared selected financial data of the Company and AMEC with similar data for selected publicly traded companies which J.P. Morgan judged to be relevant. The companies selected by J.P. Morgan were:

  •
  Fluor Corporation

  •
  Chicago Bridge & Iron Company N.V.

  •
  SNC-Lavalin Group Inc.

  •
  Jacobs Engineering Group Inc.

  •
  Petrofac Limited

  •
  URS Corporation

  •
  John Wood Group PLC

  •
  WorleyParsons Limited

  •
  KBR, Inc.

  •
  The Babcock & Wilcox Company

  •
  Tecnicas Reunidas

  •
  McDermott International Inc.

        These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company and AMEC.

        Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of such company's firm value (calculated as the market value of such company's common stock on a fully diluted basis, plus any debt, preferred stock and minority interest, less cash and cash equivalents) to the consensus equity research analyst estimate for such company's calendar year 2014 EBITDA (the "Firm Value/2014E EBITDA") and the ratio of such company's firm value to the consensus equity research analyst estimate for such company's calendar year 2015 EBITDA (the "Firm Value/2015E EBITDA"). In addition, J.P. Morgan calculated, for each selected company, the price to earnings ratio for such company's calendar year 2014 and the price to earnings ratio for such company's calendar year 2015 (respectively, "2014E P/E" and "2015E P/E").

        The following table represents the results of this analysis:

	Mean	Median
Firm Value / 2014E EBITDA	7.8x	7.7x
Firm Value / 2015E EBITDA	6.9x	7.1x
2014E P/E	14.2x	13.9x
2015E P/E	12.0x	12.5x

        Based on this analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 7.5x to 8.5x to the Company's fiscal year 2014 EBITDA estimate under the Company's management projections, a valuation range of 6.5x to 7.5x to the Company's fiscal year 2015 EBITDA estimate under the Company's management projections, a valuation range of 15.0x to 17.0x to the Company's fiscal year 2014 EPS estimate under the Company's management projections and a valuation range of 12.0x to 14.0x to the Company's fiscal year 2015 EPS estimate under the Company's management projections, and derived implied per Share price ranges for the Shares. The analysis indicated the following implied per Share price ranges for the Shares, rounded to the nearest $0.05:

Valuation Basis (Applied Range)	Implied Foster Wheeler Per Share Price Range
Firm Value/2014E EBITDA (7.5x - 8.5x)	$26.60 - $29.60
Firm Value/2015E EBITDA (6.5x - 7.5x)	$29.05 - $32.90
2014E P/E (15.0x - 17.0x)	$26.65 - $30.20
2015E P/E (12.0x - 14.0x)	$29.15 - $34.00

        Based on the above analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 8.0x to 9.0x to AMEC's fiscal year 2014 EBITDA estimate under the Company's management projections, a valuation range of 7.0 to 8.0x to AMEC's fiscal year 2015 EBITDA estimate under the Company's management projections, a valuation range of 11.0x to 13.0x to AMEC's fiscal year 2014 EPS estimate under the Company's management projections and a valuation range of 10.0x to 12.0x, to AMEC's fiscal year 2015 EPS estimate under the Company's management projections, and derived implied per share price ranges for the AMEC shares. The analysis indicated the following implied per share price ranges for the AMEC Shares, rounded to the nearest $0.05:

Valuation Basis (Applied Range)	Implied AMEC Per Share Price Range
Firm Value/2014E EBITDA (8.0x to 9.0x)	$16.30 - $18.25
Firm Value/2015E EBITDA (7.0 to 8.0x)	$15.30 - $17.40
2014E P/E (11.0x to 13.0x)	$15.60 - $18.40
2015E P/E (10.0x to 12.0x)	$16.15 - $19.40

        J.P. Morgan compared the results for the Company to the results for AMEC, for both the fiscal year 2014 and fiscal year 2015 projections. For each set of projections, J.P. Morgan calculated the ratio of the lowest implied equity value per Share shown above to the highest implied equity value per AMEC Share shown above, and the ratio of the highest implied equity value per Share shown above to the lowest implied equity value per AMEC Share shown above, in order to derive a range of implied exchange ratios associated with each set of projections:

Valuation Basis	Implied Exchange Ratios
Firm Value/2014E EBITDA	1.457x - 1.815x
Firm Value/2015E EBITDA	1.671x - 2.149x
2014E P/E	1.447x - 1.938x
2015E P/E	1.505x - 2.107x

        Selected Transaction Analysis.    J.P. Morgan examined selected transactions with respect to companies J.P. Morgan judged to be relevant. Specifically, J.P. Morgan reviewed the following transactions:

Engineering and Construction Comparables

Date Announced	Acquiror	Target	Target Value ($ billion)
September 2013	Jacobs Engineering Group Inc.	Sinclair Knight Merz	1.2
July 2013	Integrated Mission Solutions, LLC	Michael Baker Corporation	0.3
July 2012	Chicago Bridge & Iron Co. N.V.	The Shaw Group	1.9
February 2012	URS Corporation	Flint Energy Services Ltd.	1.5
September 2011	Technip	Global Industries, Ltd	1.1
April 2011	Lamprell plc	Maritime Industrial Services Co. Ltd. Inc.	0.4
December 2010	Jacobs Engineering Group Inc.	Aker Solutions' P&C Business	0.9
May 2008	KBR, Inc.	BE&K, Inc.	0.6
November 2007	URS Corporation	Washington Group International, Inc.	3.0
February 2007	WorleyParsons Limited	Colt Companies	0.9

Power Comparables

Date Announced	Acquiror	Target	Target Value ($billion)
December 2011	OJSC Power Machines	EnergoMashinostroitelny Alliance	0.3
September 2009	Doosan Heavy Industries & Construction	Skoda Power a.s.	0.7
April 2006	Alstom (China) Investment Co., Ltd.	Wuhan Boiler Company Ltd.	0.2

        These transactions were selected, among other reasons, because, in J.P. Morgan's professional judgment, they were all of the transactions whose participants are companies with operations and business in engineering and construction or power that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company and AMEC.

        Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company's firm value to the target company's EBITDA for the twelve-month period prior to announcement of the applicable transaction ("LTM EBITDA").

        The following table represents the results of this analysis:

Firm Value / LTM EBITDA
Engineering & Construction: Mean	10.4x
Engineering & Construction: Median	10.1x
Power: Mean	8.5x
Power: Median	7.1x

        Based on this analysis and other factors J.P. Morgan deemed relevant, J.P. Morgan applied a valuation range of 8.0x to 10.0x to the Company's fiscal year 2013 EBITDA estimate under the Company's management projections, and derived an implied per Share price range for the Shares between $25.15 and $30.50 per Share.

        Discounted Cash Flow Analysis.    J.P. Morgan conducted a discounted cash flow analysis for each of the Company and AMEC for the purpose of determining their respective fully diluted equity value per share on a standalone basis (i.e., without synergies).

        The Company's management prepared the unlevered free cash flows that the Company is expected to generate during fiscal years 2014 through 2022. J.P. Morgan then calculated a range of terminal values of the Company by applying a perpetual growth rate ranging from 2.0% to 3.0% of the unlevered free cash flow of the Company in 2022. The terminal period values utilized in calculating the terminal value included $4.834 billion in revenue, $654 million in EBITDA and $446 million in unlevered free cash flow. The unlevered free cash flows and the range of terminal firm values were then discounted to present values using a range of discount rates from 13.5% to 15.5%. This discount rate range was based upon J.P. Morgan's analysis of the Company's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal firm values were then adjusted for the Company's net cash and the present value of asbestos liability.

        Based on the foregoing, this analysis indicated an implied per Share price range for the Shares of approximately $29.55 to $35.50.

        The Company's management prepared the unlevered free cash flows that AMEC is expected to generate during fiscal years 2014 through 2022. J.P. Morgan then calculated a range of terminal values of AMEC by applying a perpetual growth rate ranging from 2.0% to 3.0% of the unlevered free cash flow of AMEC in 2022. The unlevered free cash flows and the range of terminal firm values were then discounted to present values using a range of discount rates from 8.5% to 10.5%. This discount rate range was based upon J.P. Morgan's analysis of AMEC's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal firm values were then adjusted for AMEC's net cash.

        Based on the foregoing, this analysis indicated an implied per share price range for the AMEC Shares of approximately $22.05 to $31.60.

        J.P. Morgan compared the results for the Company to the results for AMEC. For each comparison, J.P. Morgan calculated the ratio of the lowest implied equity value per Share for the Company shown above to the highest implied equity value per share for AMEC shown above, and the ratio of the highest implied equity value per Share for the Company shown above to the lowest implied equity value per share for AMEC shown above, in order to derive a range of implied exchange ratios associated with each comparison:

Implied Exchange Ratios
AMEC Share per Company Share	0.935x - 1.609x

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company or AMEC, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company or AMEC. The transactions selected were similarly chosen because their participants and other factors, for purposes of J.P. Morgan's analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company or AMEC and the transactions compared to the Transaction.

        As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transaction on the basis of such experience and its familiarity with the Company.

        Pursuant to the terms of this engagement letter, the Company has agreed to pay J.P. Morgan an aggregate fee currently estimated to be approximately $18.5 million, all of which is contingent upon closing of the Offer. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

        During the two years preceding the date of J.P. Morgan's opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or material commercial or investment banking relationships with AMEC. During the two years preceding the date of J.P. Morgan's opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as the Company's financial advisor from the second half of 2011 through 2012 in connection with the Company's analysis and consideration of various alternative potential transactions. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or AMEC for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

  Opinion of IFBC AG

        At a meeting of the Board held on the evening of February 12, 2014, IFBC delivered its oral opinion to the Board, confirmed by delivery of a written opinion, dated February 13, 2014, to the effect that, as of February 13, 2014, and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the aggregate consideration to be received by the shareholders of the Company in the Offer was fair, from a financial point of view, to such holders. IFBC acted as an independent fairness opinion provider and prepared its opinion according to the standards typically applied to fairness opinions in tender offers governed by Swiss takeover law.

        The full text of IFBC's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by IFBC. This opinion is attached as Annex III to this Schedule 14D-9 and is incorporated herein by reference. IFBC's opinion was provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the consideration to be received by the shareholders of the Company in the Offer. The IFBC opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the transaction contemplated by the Offer. The IFBC opinion does not constitute a recommendation to any Company shareholder as to how such shareholder should vote or act with respect to the Offer or any other matter, including any election a shareholder should make with respect to the consideration to be received in the Offer. Holders of Shares are encouraged to read this opinion carefully in its entirety. The summary of IFBC's opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its opinion.

        In arriving at its opinion, IFBC, among other things:

  •
  reviewed the financial terms and conditions of the Implementation Agreement;

  •
  reviewed certain publicly available historical business and financial information relating to the Company's and AMEC's performance;

  •
  reviewed certain historical business and financial information and financial forecasts made available by the senior management of the Company relating to the Company's business;

  •
  reviewed certain financial forecasts and other data provided to IFBC by the Company's senior management relating to AMEC's business;

  •
  reviewed publicly available financial estimates relating to the Company's and AMEC's business;

  •
  held discussions with the representatives of the Company with respect to the businesses and prospects of the Company and AMEC;

  •
  reviewed public information of certain companies that IFBC believed to be in businesses similar to the Company and AMEC;

  •
  compared the financial performance of the Company and AMEC and their stock market trading multiples with those of certain other publicly traded companies that IFBC deemed relevant;

  •
  reviewed the financial terms and conditions of similar transactions that IFBC believed to be generally relevant for assessing the transaction;

  •
  reviewed historical prices and trading volumes of the Shares;

  •
  reviewed historical prices and trading volumes of the AMEC Shares; and

  •
  conducted other financial studies, analyses and investigations that IFBC deemed appropriate.

        In connection with its review, IFBC assumed and relied upon the accuracy and completeness of all publicly available information, and all of the information supplied or otherwise made available to, discussed with, or reviewed by IFBC. With the consent of the Board, IFBC assumed and relied upon this information and did not undertake any independent verification of any such information and assumes no liability therefor. IFBC is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to such matters. In addition, with the consent of the Board, IFBC did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company or AMEC, and was not furnished with any such evaluation or appraisal. IFBC did not evaluate the solvency or fair value of the Company or AMEC under any laws or regulations relating to bankruptcy, insolvency or similar matters. The information used by IFBC in its analyses was based on market data and other information as it existed on or before February 12, 2014, which was the last trading day prior to the date of IFBC's written opinion to the Board, and is not necessarily indicative of current market conditions.

        With respect to the Company financial forecasts referred to above, IFBC assumed, with the consent of the Board, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's senior management as to the future financial performance of the Company. With respect to the AMEC financial forecasts referred to above, which were prepared by members of the Company's senior management, IFBC assumed, based on discussions with, and with the consent of, the Board, that these were a reasonable basis upon which to evaluate the future performance of AMEC and were appropriate to use in IFBC's analyses. IFBC was not asked to, and did not, conduct any due diligence on AMEC, and IFBC was not provided with financial forecasts prepared by AMEC. Further, the AMEC financial forecasts and the Company financial forecasts that IFBC reviewed, both of which were prepared by the Company, did not include cost savings or operational synergies for the transaction contemplated by the Offer, and any such cost savings or operational synergies were not considered by IFBC in connection with its analyses. In addition, IFBC assumed, with the approval of the Board, that the financial forecasts and estimates referred to above would be achieved at the times and in the amounts projected. IFBC's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to IFBC as of, the date of its opinion and IFBC assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date.

        At the direction of the Board, IFBC was not asked to, and it did not, offer any opinion as to the terms of the Implementation Agreement or the form of the Offer, other than the consideration to be received by the Company shareholders in the Offer to the extent expressly specified in IFBC's opinion. IFBC did not express a view on, and its opinion does not address, the fairness of the transaction contemplated by the Offer to, or any consideration to be received in connection therewith by, the holders of any securities other than the Shares, creditors or other constituencies of the Company. In addition, IFBC expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Implementation Agreement, or any class of such persons, relative to the consideration payable in the Offer or otherwise. IFBC expressed no opinion as to the anticipated value of the AMEC Shares when issued pursuant to the Offer or the price at which AMEC Shares or the Shares would trade at any time. IFBC was not requested to, and did not, express any opinion regarding any legal, regulatory, tax, accounting or financial reporting matters.

        In rendering its opinion, IFBC assumed, with the consent of the Board, that in all respects material to its analysis, the representations and warranties of each party contained in the Implementation Agreement were true and correct when made, that the parties will perform all of the covenants and agreements required to be performed by it under the Implementation Agreement and that all conditions to the consummation of the transaction contemplated by the Offer will be satisfied without material waiver or material modification thereof. IFBC also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Offer would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the consummation of the transaction contemplated by the Offer or materially reduce the benefits to the Company shareholders. IFBC was not authorized to solicit and did not solicit indications of interest in a business combination with the Company from any party and did not participate in any of the discussions or negotiations with any party. Except as described above, the Company imposed no other limitations on IFBC with respect to the investigations made or the procedures followed by IFBC in rendering its opinion. IFBC's opinion was furnished for the use of the Board in connection with its evaluation of the transaction contemplated by the Offer and, except for inclusion in this Schedule 14D-9 (and related SEC filings in connection with the Offer), may not be used for any other purpose without IFBC's prior written consent. The issuance of IFBC's opinion was approved by an authorized Opinion Committee of IFBC.

        The following is a summary of the material financial and comparative analyses that IFBC performed in connection with rendering its opinion. This summary is not a complete description of all analyses performed and factors considered by IFBC in connection with its opinion and the order of the analyses described does not represent relative importance or weight given to those analyses by IFBC. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        IFBC believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying IFBC's analyses and opinion. IFBC did not draw conclusions from, or with regard to, any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company and AMEC prepared by the Company's senior management and used in or underlying IFBC's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, IFBC considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and AMEC. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

        The consideration to be paid in the Offer was determined through negotiation between the Company and AMEC and the decision to enter into the Implementation Agreement was solely that of the Board. IFBC's opinion (including the underlying financial analyses) was only one of many factors considered by the Board in its evaluation of the transaction contemplated by the Offer and should not be viewed as determinative of the views of the Board or management with respect to the Offer or the consideration to be received by Company shareholders in the Offer.

        In the past two years, IFBC has not provided any financial advisory or other services to the Company (other than as described herein) or AMEC. IFBC may provide financial advisory and other services to or with respect to the Company or AMEC or their respective affiliates in the future, for which it may receive compensation. Certain (1) of IFBC's and its affiliates' directors, officers and employees, or family members of such persons, (2) of IFBC's affiliates or related investment funds and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and/or other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, AMEC or any of their respective affiliates, or any other party that may be involved in the transaction contemplated by the Offer.

        IFBC is a Zurich-based internationally recognized corporate finance and financial advisory firm that is qualified by the Swiss Takeover Board to perform fairness opinions and is therefore regularly engaged to render financial opinions in connection with mergers, acquisitions and other types of transactions. The Company engaged IFBC based on its qualifications, expertise, independence and reputation.

        For a description of the terms of IFBC's engagement, see the discussion under Item 5 below.

  Discounted Cash Flow Analysis

        IFBC performed a discounted cash flow analysis of each of the Company and AMEC using certain financial forecasts and estimates prepared by the Company's senior management for calendar year 2014 through calendar year 2022 that the Board directed IFBC to utilize for purposes of its analyses. IFBC considered these forecasts and estimates in relation to analyst estimates, peer group companies consensus estimates and relevant industry outlook that it deemed appropriate. A discounted cash flow analysis is a method of calculating a company's implied equity value using estimates of the future unlevered free cash flows generated by the company and taking into consideration the time value of money with respect to those future cash flows by calculating their present value. For purposes of IFBC's analyses:

  •
  "free cash flow" refers to EBITDA minus capital expenditures, taxes and changes in net working capital;

  •
  "present value" refers to the current value of future free cash flows and is obtained by discounting those future free cash flows back to the present using a discount rate that takes into account estimates of risk, the opportunity costs of capital and other factors; and

  •
  "terminal value" refers to the value of all free cash flows for periods beyond the final forecast period.

        Using the financial forecasts provided to IFBC and a discount rate of 12.70% (reflecting IFBC's estimate of the Company's weighted average cost of capital), IFBC calculated the operating enterprise value of the Company as the sum of the discounted (1) unlevered free cash flows that the Company was forecasted to generate for the calendar years 2014 through 2022 and (2) terminal value of the Company as of December 31, 2022. IFBC calculated the Company's terminal value based on a sustainable EBITDA margin assumption determined by IFBC to be appropriate using provided historical and forecasted figures and a revenue growth rate corresponding with the long-term inflation expectations according to the International Monetary Fund (the "IMF"). In order to determine the Company's implied equity value, its operating enterprise value was increased by the value of its excess cash and then reduced by its financial liabilities and certain other liabilities. The implied equity value was then divided by the number of fully diluted Shares outstanding, resulting in an implied value per Share of $32.43 as of February 12, 2014. In order to analyze the impact of changes to several assumptions on the implied value per Share, IFBC performed a sensitivity analysis with a range of +/- 0.5% on the sustainable EBITDA margin, the sustainable growth rate and the discount rate. According to this analysis, the implied value per Share as of February 12, 2014 (before the proposed dividend payment of $0.40 per Share) ranged from $30.40 to $34.72.

        Using the financial forecasts provided to IFBC and a discount rate of 10.80% (reflecting IFBC's estimate of AMEC's weighted average cost of capital), IFBC calculated the operating enterprise value of AMEC as the sum of the discounted (1) unlevered free cash flows that AMEC was forecasted to generate for the calendar years 2014 through 2022 and (2) terminal value of AMEC as of December 31, 2022. IFBC calculated AMEC's terminal value based on a sustainable EBITDA margin determined by IFBC to be appropriate using provided historical and forecasted figures and a revenue growth rate corresponding with the long-term inflation expectations according to the IMF. In order to determine AMEC's implied equity value, its operating enterprise value was increased by the value of its excess cash and then reduced by its financial liabilities and certain other liabilities. The implied equity value was then divided by the number of fully diluted AMEC Shares outstanding, resulting in an implied value per AMEC Share of $22.97 as of February 12, 2014. In order to analyze the impact of changes to several assumptions on the implied value per AMEC Share, IFBC performed a sensitivity analysis with a range of +/- 0.5% on the sustainable EBITDA margin, the sustainable growth rate and the discount rate. According to this analysis, the implied value per AMEC Share as of February 12, 2014 ranged from $20.90 to $25.35.

  Selected Public Companies and Precedent Transactions Multiples Analyses

        IFBC compared selected financial and stock market data of the Company with corresponding data for the following publicly traded companies ("Company Peer Group"):

• Aker Solutions	• KBR Inc.
• Alstom Power S.A.	• McDermott International, Inc.
• Andritz Group AG	• Petrofac Ltd
• Babcock & Wilcox Company	• Saipem S.p.A.
• Chicago Bridge & Iron	• SNC-Lavalin Group Inc.
• Fluor Corporation	• Technip
• Graham Corp.	• Técnicas Reunidas, SA
• Jacobs Engineering Group Inc.	• URS Corporation
• John Wood Group	• WorleyParsons Limited

        In addition, IFBC compared selected financial and stock market data of AMEC with corresponding data for the following publicly traded companies ("AMEC Peer Group"):

• AECOM	• Lycopodium
• Aker Solutions	• McDermott International, Inc.
• Arcadis	• Petrofac Ltd
• Babcock & Wilcox Company	• RPS Group
• Balfour Beatty	• Saipem S.p.A.
• Chicago Bridge & Iron	• SNC-Lavalin Group Inc.
• Fluor Corporation	• Subsea 7
• Graham Corp.	• Technip
• Grontmij	• Técnicas Reunidas, SA
• Jacobs Engineering Group Inc.	• Tetra Tech Inc
• John Wood Group	• URS Corporation
• KBR Inc.	• WorleyParsons Limited

        For each of the selected public companies, IFBC considered, among other things, (1) market capitalization (computed using closing stock prices as of February 12, 2014), (2) enterprise values (calculated as market capitalization, plus book value of financial liabilities, plus book value of minority interests and preferred stock, less cash and cash equivalents according to the latest available financial statements) and (3) enterprise values as a multiple of EBITDA estimated for the fiscal years 2013 through 2015. Financial data for the selected public companies were based on the consensus estimates of analysts published by Bloomberg. Financial data for the Company were based on estimates provided by the Company's senior management. Financial data for AMEC were based on the forecasts and analyses prepared by the Company's senior management in respect of AMEC as well as on analyst estimates. The following table shows the median ratio of enterprise value (or EV) to EBITDA for the selected public company peer groups:

EV/EBITDA
Trading Multiples (median of peer group)	2013E	2014E	2015E
Company Peer Group	8.6x	7.9x	7.0x
AMEC Peer Group	8.8x	8.2x	7.4x

        IFBC also analyzed certain transaction values in acquisition transactions that IFBC deemed relevant to consider in relation to the transaction contemplated by the Offer. With respect to the selected companies analysis summarized above and the selected transactions analysis summarized below, no company or transaction used as a comparison is either identical or directly comparable to the Company or the transaction contemplated by the Offer. See below for a listing of the 47 transactions reviewed by IFBC.

        IFBC identified 43 historical transactions involving engineering and construction companies engaged in the Company's business segments (oil & gas and power equipment). The multiples related to these transactions were provided by different financial information providers and were calculated based on the equity value plus net debt of each target company divided by the target company's EBITDA for the last reported 12 months as of the date of the transaction, excluding discontinued operations. The median of these multiples was 8.4x.

        In addition, IFBC identified 46 historical transactions involving engineering, project management and consultancy companies engaged in AMEC's business segments (oil & gas, mining, clean energy, environment and infrastructure). The multiples related to these transactions were provided by different financial information providers and were calculated based on the equity value plus net debt of each target company divided by the target company's EBITDA for the last reported 12 months as of the date of the transaction, excluding discontinued operations. The median of these multiples was 8.4x.

        Applying the EBITDA multiples determined in accordance with the analyses described above to the EBITDA estimates for the Company and AMEC resulted in the values per Share as of February 12, 2014 shown in the following table:

	Trading Multiples
				Transaction Multiples
Value per Share (before proposed dividend payment, as of February 12, 2014)	FY2013	FY2014	FY2015
Foster Wheeler (based on EBITDA according to Company's senior management estimates)	$26.69	$27.32	$30.92	$26.58
AMEC (based on EBITDA according to Company's senior management estimates)	$17.94	$16.70	$16.20	$17.33
AMEC (based on EBITDA according to analyst estimates)	n/a	$17.71	$17.69	n/a

  Analysis of the Offer

        The following table summarizes the implied valuation range of (1) a Share after the proposed dividend payment and (2) the Offer (assumed for this analysis to comprise $16.00 in cash and 0.8998 AMEC Shares, which is what a shareholder would receive per Share assuming full proration, as described above in Item 2 under the caption "Exchange Offer"), in each case as of February 12, 2014, derived from the different valuation analyses described above:

		Multiples Analysis
Implied Value Range (after proposed dividend payment, as of February 12, 2014)	Discounted Cash Flow Analysis	Trading Multiples	Transaction Multiples
Implied Value range of a Share (adjusted by proposed dividend of $0.40 per Share)	$30.00 - 34.32	$26.29 - 30.52	$26.18
Implied Value range of the Offer ($16.00 plus 0.8998 AMEC Shares)	$34.81 - 38.81	$30.58 - 32.14	$31.59

        IFBC also calculated the premium to be paid for a Share represented by (1) the value of the Offer, based on the closing price and the 60-day value weighted average share price, or VWAP, of an AMEC Share as of February 12, 2014, and the (2) closing price and 60-day VWAP of a Share (reduced by the proposed dividend of $0.40 per Share) as of (x) November 26, 2013 (the trading day prior to the November 26 Press Reports) and (y) January 10, 2014 (the trading day prior to the announcement of the Proposed Transaction). The following table summarizes these analyses:

	Company Share Value (after proposed dividend payment)
	as of 11/26/2013 based on		as of 1/10/2014 based on
Premium of the Offer compared to the Value of a Share (%)	Closing Price ($28.33)	VWAP ($26.97)	Closing Price ($31.06)	VWAP ($29.71)
Offer Value based on Closing Price of an AMEC Share ($32.31, as of February 12, 2014)	14.0%	19.8%	4.0%	8.8%
Offer Value based on VWAP of an AMEC Share ($31.75, as of February 12, 2014)	12.1%	17.7%	2.2%	6.9%

  List of Reviewed Transactions

        IFBC reviewed the following 47 historical transactions involving companies engaged in the Company's and AMEC's business segments:

Date	Target	Acquiror	Enterprise value ($ millions)(1)
December 2013	Valerus Compression Services LP (Field Solution Divisions)	Kentz Corporation Limited	435.0
November 2013	Aker Solutions ASA (Well-Intervention Services Business)	EQT VI Fund	657.5
October 2013	Aker Pusnes AS	MacGREGOR Group AB	248.0
July 2013	Clough Limited (38.4% Stake)	Murray & Roberts Holdings Limited	857.9
July 2013	Michael Baker Corporation	Integrated Mission Solutions, LLC	323.4
July 2013	Brinderson, L.P.	Aegion Corporation	150.0
July 2012	The Shaw Group Inc.	Chicago Bridge & Iron	4,249.0
June 2012	Greenvision Ambiente s.p.a. (36.22% Stake)	Ladurner Finance S.p.A.	145.6
May 2012	NPS Energy	Aker Solutions ASA	460.0
April 2012	Entrepose Contracting (19.83% Stake)	Vinci SA	569.9
February 2012	Flint Energy Services Ltd	URS Corporation	1,415.7
November 2011	Neo Structo Construction Ltd	Bilfinger SE	80.0
May 2011	Petron Engineering Construction Ltd.	KazStroyService Global B.V.	62.5
May 2011	Maritime Industrial Services Co Ltd	Lamprell PLC	370.7
April 2011	Kvaerner ASA	Aker Solutions ASA (shareholders)	374.5
February 2011	John Wood Group plc (well support division)	General Electric Company	2,800.0
December 2010	Production Services Network Limited	John Wood Group Plc	955.0
December 2010	Easternwell Group	Transfield Services Limited	589.8
July 2010	The Babcock & Wilcox Company	McDermott International, Inc.	2,730.8
June 2010(2)	Spig s.p.a. (30% Stake)	Ambienta SgR SpA	127.7
June 2010(3)	Grontmij France	Grontmij N.V.	158.5
March 2010	Technip KTI SpA (75% Stake)	Maire Tecnimont SpA	94.5
December 2009	Hallin Marine Subsea International Plc	Superior Energy Services Inc	176.5
November 2009	CIMC Raffles Offshore (Singapore) Limited (81.7% Stake)	Bright Day Ltd	547.2
November 2009	Precision Pipeline LLC	MasTec, Inc.	150.0
September 2009(3)	TWP Holdings (Pty) Ltd	Basil Read Holdings Limited	104.2
June 2009	Great Offshore Limited (33.85% Stake)	Eleventh Land Developers Private Ltd	761.6

Date	Target	Acquiror	Enterprise value ($ millions)(1)
June 2009	Great Offshore Limited (27.56% Stake)	Natural Power Ventures Private Limited	845.2
February 2009(3)	PT Petrosea Tbk (82% Stake)	Indika Energy Tbk, PT	147.3
January 2009	Fomento de Construcciones y Contratas SA (2x 3.4% Stake)	Royal Bank of Scotland Group Plc & Credit Agricole	15,687.2
November 2008	Ferrostaal GmbH (70% Stake)	International Petroleum Investment Company	885.5
October 2008	Wanzek Construction, Inc	MasTec North America, Inc.	160.7
September 2008	Heurtey Petrochem SA (35% Stake)	IFP Investissements	148.5
August 2008	Indu Projects Limited (10% Stake)	CSFB Private Equity	1,216.1
March 2008	Chiyoda Corporation (23.13% Stake)	Mitsubishi Corporation	1,949.4
February 2008	Primoris Services Corporation	Rhapsody Acquisition Corporation	187.6
February 2008	Gaztransport & Technigaz SA (30% Stake)	Hellman & Friedman LLC	1,766.4
August 2007	Wirth Maschinen und Bohrgeraete Fabrik GmbH (50% Stake)	Aker Solutions ASA	70.6
July 2007(3)	DYWIDAG-Systems International GmbH	CVC Capital Partners Limited	1,906.6
June 2007	Aker Solutions ASA (16.04% Stake)	Saab AB; Investor AB; Government of Norway	6,868.6
May 2007	Washington Group International, Inc.	URS Corporation	2,671.3
May 2007	Entrepose Contracting (94.83% Stake)	Vinci SA	268.3
February 2007	Colt Engineering Corporation	WorleyParsons Limited	882.8
December 2006	McNicholas plc	Skanska AB	97.7
December 2006	Fomento de Construcciones y Contratas SA (15.07% Stake)	Inmobiliaria Colonial SA	20,686.8
April 2006	Aker Kvaerner (Pulping and Power business)	Metso Oyj	423.2
February 2006	Snamprogetti SpA	Saipem S.p.A.	493.4

Notes:

(1)
Enterprise value according to Mergermarket. The enterprise value is equal to the sum of the target company's implied equity value plus the value of its net debt at the date of the applicable transaction.

(2)
Target company only engaged in the Company's business segments.

(3)
Target company only engaged in AMEC's business segments.

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, all of the Directors and Company executive officers and its affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority).

Item 5.    Person/Assets Retained, Employed, Compensated or Used

Goldman Sachs & Co.

        Pursuant to an engagement letter dated October 10, 2013, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Implementation Agreement.

        Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs an aggregate fee currently estimated to be approximately $18.5 million, all of which is contingent upon closing of the Offer. In addition, the Company has agreed to reimburse certain of Goldman Sachs' expenses arising, and indemnify Goldman Sachs' against certain liabilities that may arise, out of its engagement.

        Goldman Sachs has not been engaged, retained or compensated to make solicitations or recommendations to any shareholders of the Company.

J.P. Morgan Securities LLC

        Pursuant to an engagement letter dated October 7, 2013, the Company engaged J.P. Morgan to act as its financial advisor in connection with the transactions contemplated by the Implementation Agreement.

        Pursuant to the terms of this engagement letter, the Company has agreed to pay J.P. Morgan an aggregate fee currently estimated to be approximately $18.5 million, all of which is contingent upon closing of the Offer. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

IFBC AG

        While the Offer and the other transactions contemplated by the Implementation Agreement are not subject to the Swiss takeover rules, because the Company is incorporated under the laws of Switzerland and Swiss law governs the assessment of the Board's fiduciary duties, the Board retained IFBC, an independent Swiss financial advisor with experience in providing fairness opinions to Swiss corporations in exchange and tender offers, to provide an independent opinion to the Board as to the fairness, from a financial point of view, of the financial consideration to be received in the Offer by the Company shareholders.

        Pursuant to an engagement agreement dated January 14, 2014 (as amended) the Company paid IFBC CHF 375,000 for its services, which amount became payable upon the delivery of IFBC's opinion, regardless of the conclusion reached therein. No portion of IFBC's fee is contingent upon the successful completion of the transactions contemplated by the Offer. In addition, the Company has agreed to reimburse IFBC for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify IFBC and related persons against certain liabilities that may arise out of its engagement.

Morrow & Co., LLC

        Pursuant to an agreement dated December 23, 2013, the Company engaged Morrow & Co., LLC ("Morrow") to provide shareholder identification and consulting services in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse Morrow for its reasonable out-of-pocket expenses.

Joele Frank, Wilkinson Brimmer Katcher

        Pursuant to an agreement dated August 20, 2013, the Company engaged Joele Frank, Wilkinson Brimmer Katcher ("Joele Frank") to provide public and investor relations services in connection with a transformative corporate transaction or proxy contest. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

MacKenzie Partners, Inc.

        Pursuant to an agreement dated January 14, 2014, the Company engaged Mackenzie Partners, Inc. ("MacKenzie Partners") to provide advisory, consulting and solicitation services in connection with the Offer. The Company has agreed to pay customary compensation to MacKenzie Partners for such services. In addition, the Company has agreed to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to Shares have been effected by the Company or, to the Company's knowledge, by any of its Directors, executive officers, affiliates, or subsidiaries during the 60 days before the date of this Schedule 14D-9, other than the following:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($) (if applicable)		Nature of Transaction
J. Kent Masters	September 30, 2014	27,872	N/A		Acquisition of shares upon vesting of RSUs
J. Kent Masters	September 30, 2014	3,920	N/A		Acquisition of shares upon vesting of PRSUs
J. Kent Masters	September 30, 2014	15,067	31.7764	(1)	Sale of shares pursuant to a Rule 10b5-1 trading plan

(1)
Weighted average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $31.665 to $31.845.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9, including in the Exhibits hereto, and the information incorporated herein by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the

Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        In the Implementation Agreement, the Company has agreed, among other things, until the closing of the Offer or the termination of the Implementation Agreement, not to encourage, solicit, initiate or facilitate discussions with any person concerning any alternative transactions, but the Company would have the opportunity to participate in discussions with parties that have made an unsolicited alternative proposal if the Board, following receipt of such alternative proposal, determines that the failure to do so would likely constitute or would reasonably be expected to result in a breach of applicable fiduciary duties or that such alternative proposal constitutes or is reasonably likely to lead to a "superior proposal" (as defined in the Implementation Agreement) to the Offer. In the event that the Board determines any such alternative proposal constitutes a superior proposal, prior to taking any of the actions prohibited by the non-solicitation covenant in the Implementation Agreement, the Company is required to provide AMEC with notice of its intention to take such action and offer AMEC an opportunity to negotiate adjustments to the terms and conditions of the Implementation Agreement such that such alternative proposal no longer constitutes a superior proposal (such notice and match right to apply three times, for a three business day period in the first instance and for a one business day period in the second and third instances).

        Under the Implementation Agreement, in the event of an alternative proposal, the Board is permitted to change its recommendation in respect of the Offer so long as such alternative proposal is or is reasonably likely to constitute a superior proposal, and if the Board changes its recommendation, the Company is permitted to terminate the Implementation Agreement (and upon such a termination, a cost reimbursement of £32.5 million will be due to AMEC).

        The information set forth in the Prospectus under the caption "Material Agreements—Implementation Agreement—Change of Recommendations and Non-solicitation" is incorporated herein by reference.

        Except as set forth in this Schedule 14D-9, including in the Exhibits hereto, and the information incorporated herein by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs.

Item 8.    Additional Information

Golden Parachute Compensation

        The information set forth in Item 3 under the caption "Arrangements Between the Company and its Directors, Executive Officers and Affiliates" is incorporated herein by reference.

Appraisal Rights

        Company shareholders are not entitled under Swiss law or otherwise to appraisal rights with respect to the Offer. For additional information, see "The Offer—Appraisal Rights" in the Prospectus.

Shareholder Approval

        Company shareholders are not being asked to vote on approval of the Offer, and this Schedule 14D-9 does not constitute a solicitation for proxies for any meeting of shareholders. However, in order to satisfy two of the conditions to the closing of the Offer as set forth in the Implementation Agreement, the Company held the Extraordinary General Meeting on July 10, 2014, where Company shareholders approved, among other things, the following: (i) amendment of the 10% transfer restriction and the 10% voting limitation contained in the Company's Articles of Association to remove such restriction and limitation with respect to any shareholder who, together with its affiliates, acquires more than two-thirds of the Shares in a successful public tender offer, and (ii) election of Messrs. Tarun Bafna, Samir Brikho and Ian McHoul, nominated by AMEC pursuant to the Implementation Agreement, to the Board. In addition, following shareholder approval at the Company's Annual General Meeting on May 7, 2014, the Company paid a dividend of $0.40 per share on May 21, 2014, to shareholders of record as of May 7, 2014.

        As set forth in the Prospectus, an Extraordinary General Meeting of the AMEC shareholders is to be held by AMEC on October 23, 2014 to obtain the approval of AMEC shareholders of the acquisition of the Company pursuant to the Offer and to authorize AMEC directors to allot the amount of AMEC Shares required in the Offer. For more information regarding AMEC shareholder approval in connection with the Offer and the transactions contemplated thereby, see the information contained in the Prospectus under the caption "The Offer—Shareholder Approval."

Regulatory Approvals

Antitrust

        Under the merger control rules of certain nations and multinational authorities where the Company and AMEC and their respective subsidiaries conduct business, the proposed acquisition of the Company by AMEC may not be completed unless: (i) certain filings are made (by AMEC, the Company, or both parties jointly) with such regulatory authorities and (ii) specified waiting periods are observed, or these authorities approve or clear the proposed acquisition of the Company by AMEC. As of the date of this Schedule 14D-9, all approvals and clearances required by such regulatory authorities for the closing of the proposed acquisition of the Company pursuant to the Implementation Agreement have been received, as further described below.

  Hart-Scott-Rodino Antitrust Improvement Act of 1976

        As required by the provisions of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, on March 13, 2014, each of the Company and AMEC filed a Premerger Notification and Report Form with the Antitrust Division of the Department of Justice and the FTC relating to the proposed acquisition of the Company by AMEC. On March 26, 2014, the FTC granted early termination of the waiting period with respect to the proposed acquisition of the Company by AMEC.

  EU Merger Regulation

        As required by Council Regulation EC No. 139/2004 (the "EU Merger Regulation") on June 24, 2014, AMEC submitted the Form CO to the European Commission notifying the European Commission of the proposed acquisition of the Company by AMEC. On July 17, 2014, the European Commission announced its clearance of the proposed acquisition of the Company by AMEC under the EU Merger Regulation.

  Other Antitrust Approvals

        Closing of the proposed acquisition of the Company by AMEC also requires antitrust clearances from the regulatory authorities in South Africa, Canada, Russia, South Korea, Turkey, Ukraine and Mexico, pursuant to each jurisdiction's respective merger control laws. As of the date of this Schedule 14D-9, clearances have been received in each of these jurisdictions and pre-closing approval was received from the antitrust authority in South Korea.

CFIUS

        The parties submitted a voluntary notification under Section 721 of the US Defense Production Act of 1950, as amended ("Section 721"), regarding the proposed acquisition of the Company by AMEC to CFIUS. On June 4, 2014, CFIUS notified the parties in writing that there were no unresolved national security concerns with respect to the proposed acquisition of the Company and that action under Section 721 was concluded.

Shareholder Litigation

        Four putative class action lawsuits, purportedly on behalf of all Company shareholders, have been filed regarding the Offer. Two of the lawsuits were filed in the District Court of Harris County, Texas (the "Texas Complaints"), while the other two were filed in the U.S. District Court for the District of New Jersey (the "New Jersey Complaints").

The Texas Complaints

        On March 4, 2014, a putative stockholder class action complaint was filed in the District Court of Harris County in the State of Texas, captioned William W. Wood v. Foster Wheeler AG, et. al., Case No. 2014-11323. The complaint purports to be brought on behalf of the Company shareholders and names as defendants the Company, each member of the Company's Board (collectively, the "Individual Defendants"), and AMEC. The complaint alleges that the Individual Defendants breached their fiduciary duties and that each of the Individual Defendants, the Company, and AMEC aided and abetted these purported breaches. Specifically, the complaint alleges: (i) that the consideration to be paid by AMEC in the Offer represents an unfairly low value, does not adequately compensate the Company shareholders and significantly undervalues the Company's prospects as a standalone entity; (ii) that the Individual Defendants knowingly and in bad faith violated their fiduciary duties by approving the Implementation Agreement and the transactions contemplated thereby without regard to the fairness of the transaction to the Company shareholders; (iii) that the transaction suffers from serious conflicts of interest because members of the Company's senior management who led the negotiations with AMEC were improperly incentivized to pursue the transaction, and because two of the Individual Defendants have secured continuing positions on AMEC's board of directors post-transaction; and (iv) that certain of the provisions of the Implementation Agreement constitute onerous and preclusive deal protection devices which will unreasonably deter and discourage superior offers from other interested parties. The Wood plaintiffs seek, among other forms of relief: (i) a declaration that the Implementation Agreement was entered into in breach of the Individual Defendants' fiduciary duties and is therefore unlawful and unenforceable; (ii) an injunction prohibiting the closing of the Offer; (iii) rescission of the Implementation Agreement (to the extent the Offer has already been completed); and (iv) the payment of the plaintiffs' attorneys' and experts' fees and costs.

        On March 18, 2014, a second putative stockholder class action complaint, captioned Jalli Harinder v. Foster Wheeler AG, et al., Case No. 2014-14742, was filed in the same Texas state court in Harris County as the Wood complaint. This complaint also purports to be brought on behalf of the Company shareholders and names as defendants the Company, each of the Individual Defendants and AMEC. The allegations made and the relief sought in this complaint are substantially the same as in the Wood complaint described above save that, to the extent that plaintiffs are required to plead a specific amount of damages, the Harinder plaintiffs seek monetary damages in excess of $1 million.

The New Jersey Complaints

        In March 2014, two additional putative class action lawsuits purporting to be on behalf of all Company shareholders were filed in the U.S. District Court for the District of New Jersey. Empire State Supply Corp. v. Foster Wheeler et al., No. 3:14-cv-01608 was filed on March 12, 2014 and JR Fitch v.

Foster Wheeler et al., No. 3:14-cv-01777 was filed on March 19, 2014. Both complaints name the Company and the Individual Defendants as defendants, and the Fitch complaint also names as a defendant Roberto Quarta, a former member of the Board. Unlike the Wood and Harinder complaints, neither of the New Jersey Complaints names AMEC as a defendant.

        The allegations contained in the New Jersey Complaints are substantially the same as those set out in the two Texas Complaints. They allege that the Individual Defendants breached their fiduciary duties and that the Company and Individual Defendants aided and abetted these purported breaches. The New Jersey Complaints seek substantially the same relief sought by plaintiffs in the Texas Complaints, as well as an order for the Individual Defendants to account to the plaintiff and class shareholders for all damages suffered as a result of the alleged wrongdoing.

Current Status of Litigation

        The four lawsuits have been consolidated into two separate proceedings. On April 17, 2014, the U.S. District Court for the District of New Jersey, at the request of the parties, consolidated the New Jersey actions (the "New Jersey Consolidated Action") and appointed lead co-counsel for the New Jersey plaintiffs. On April 21, 2014, the Texas state court, at the request of the parties, consolidated the Texas actions (the "Texas Consolidated Action") and appointed lead co-counsel for the Texas plaintiffs. Pursuant to a stipulation between the parties in the Texas Consolidated Action, approved by the Court on May 7, 2014, the three Directors who have appeared in that action have provided limited document discovery to the Texas plaintiffs. The operative stipulations in the Texas and New Jersey consolidated proceedings provide that plaintiffs will not file consolidated amended complaints until after the Company files this Schedule 14D-9 (in the New Jersey Consolidated Action) or prior to July 31, 2014 (in the Texas Consolidated Action). The Company is under no obligation to respond to the previously filed Texas and New Jersey Complaints until such consolidated amended complaints might be filed.

        In connection with the Texas Consolidated Action, the Company agreed to make a limited document production to counsel for the Texas plaintiffs and thereafter engaged in settlement negotiations with counsel for the Texas plaintiffs concerning certain additional disclosures in this Schedule 14D-9. On October 1, 2014, the parties to the Texas Consolidated Action entered into a Stipulation of Settlement (the "Settlement Agreement") reflecting the terms of an agreement, subject to final approval by the Texas state court and closing of the Offer, to settle the Texas Consolidated Action. Pursuant to the Settlement Agreement, the Company agreed to make certain of the supplemental disclosures proposed by counsel for the Texas plaintiffs (the "Additional Disclosure") in this Schedule 14D-9. The Company agreed to make the Additional Disclosure at the request of counsel for the Texas plaintiffs and solely for settlement purposes. The Company, AMEC and the Individual Defendants have denied, and continue to deny, all allegations of wrongdoing, fault, liability or damages to the Texas plaintiffs, the Company or its shareholders; deny that they breached any fiduciary duties or aided and abetted any such breaches, or engaged in any wrongdoing or violation of law; deny that they acted improperly in any way; and maintain that they have committed no disclosure violations or any other breaches of duty whatsoever in connection with the Offer or any public disclosures. The Settlement Agreement further provides for, among other things: (a) the dismissal with prejudice of the Texas Consolidated Action; (b) the complete discharge, dismissal with prejudice on the merits, release, and/or settlement, to the fullest extent permitted by law, of all known and unknown claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature and description whatsoever arising from or relating to the Offer that have been or could have been asserted against the Company, AMEC the Individual Defendants and/or related parties; (c) certification of the Texas Consolidated Action as a class action for settlement purposes only; and (d) payment of fees and expenses by the Company to counsel for the Texas plaintiffs in the form of AMEC Shares with a fair market value of $650,000 (plus up to the value of a single AMEC Share), to be measured by the aggregate purchase price of such AMEC Shares at the time of the purchase (the "Settlement Shares"). The Settlement Shares shall be placed in escrow, and released to counsel for the Texas plaintiffs within ten days after entry of a judgment and order by the Texas state court dismissing the Texas Consolidated Action with prejudice.

        The Texas state court granted preliminary approval of the Settlement Agreement on October 2, 2014, on the condition that the Company provide notice, at its own expense, of the pendency and proposed settlement of the Texas Consolidated Action (the "Notice") to members of the proposed class. Such Notice is annexed hereto as Exhibit (a)(24). The settlement contemplated by the Settlement Agreement is also contingent upon, among other things, the closing of the Offer. In the event that the settlement does not become effective, the Company, AMEC and the Individual Defendants will continue to vigorously defend themselves against the claims asserted in the Texas Consolidated Action.

        If and when the settlement contemplated by the Settlement Agreement is finalized and approved, the Company believes that the New Jersey Consolidated Action will be barred by the release and that the action should be dismissed. Plaintiffs in the Texas Consolidated Action agreed in the Settlement Agreement to cooperate in connection with any efforts by the Company and the Individual Defendants to secure the dismissal of the New Jersey Consolidated Action. In the event that the New Jersey Consolidated Action is allowed to proceed, the Company and the Individual Defendants intend to vigorously defend themselves against the claims asserted in the New Jersey Consolidated Action.

Certain Financial Projections

Introduction

        In connection with AMEC's due diligence investigation of the Company in August 2013, the Company provided AMEC with certain of senior management's internal non-public standalone financial projections of the Company's operating performance for fiscal years 2013, 2014 and 2015. These projections were also provided to the Board and to each of the Financial Advisors in connection with their advice to the Board. In February 2014, the Company provided AMEC with updated projections for fiscal years 2014 and 2015 for use in connection with AMEC's due diligence and analyses of the combined company's working capital requirements (together with the projections referred to above, the "Projections"); these projections were provided to the Board and to the Financial Advisors and IFBC for use in connection with the rendering of their respective fairness opinions and performing related financial analyses. In addition, the Company provided to the Board and to each of the Financial Advisors and IFBC certain internal financial analyses and forecasts, which were in addition to the Projections, prepared by the Company's senior management for use by the Financial Advisors and IFBC in connection with their financial analyses as described in Item 4 under the caption "Opinions of Financial Advisors."

Cautionary Notes

        While the Company has, in the past, provided on an annual basis, certain quantitative guidance with respect to EBITDA margins on scope revenue by business group (E&C and GPG) and qualitative guidance on revenue and earnings (and has periodically provided updates to such guidance in connection with its quarterly financial reporting), and did, in 2013, provide a quantitative reference for full-year earnings per Share, the Company does not, as a matter of course, otherwise publicly disclose long-term projections as to future performance or earnings due to the significant unpredictability of the underlying assumptions and estimates.

        The Projections were prepared solely for internal use and were not prepared with a view toward ultimate public disclosure, nor were they prepared in accordance with US GAAP, IFRS or any other generally accepted accounting principles, or with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for

preparation and presentation of financial forecasts or projections. Neither the Company's nor AMEC's independent public accounting firms, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

        While presented with numerical specificity, the Projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, including the Company's revenues (including as expressed by its backlog), the expected profitability of ongoing projects and future project awards, liquidity, the outcomes of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries, all of which are difficult to predict and many of which are beyond the Company's control.

        The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking statements and are subject to a variety of factors that could cause actual results to differ materially from the results forecasted in the Projections, including, but not limited to, the factors set forth in the 2013 Annual Report and the other reports filed by the Company with the SEC, and those set forth in "Forward-Looking Statements" below.

        There can be no assurance that the financial results set out in the Projections will be realized or that actual results will not be significantly higher or lower than projected.

        The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, the Projections will be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control.

        The Projections also reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results.

        Moreover, the inclusion of the Projections should not be regarded as an indication that the Company, AMEC, any of their respective advisors or anyone who received this information (or any information relating to the Company or AMEC which may have been considered or referred to by the Company's management in preparing such projections or evaluating the Offer) then considered, or now considers, the information necessarily predictive of actual future events.

        None of the Company, AMEC, their respective advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update or revise the Projections, except to the extent required by applicable law.

        Certain of the Projections with respect to the year ended December 31, 2013, presented below were estimates and were provided prior to the Company's filing of its 2013 Annual Report, and investors are directed to the information regarding the Company's actual financial results contained in the 2013 Annual Report, including the Company's consolidated financial statements and accompanying notes thereto.

        The Projections do not take into account any circumstances or events occurring after the date they were prepared or any circumstances resulting from or otherwise relating to the Offer, including the November 26 Press Reports, the January 13, 2014 announcement of the Proposed Terms or the announcement, on February 13, 2014, of the execution of the Implementation Agreement and the pending acquisition of the Company by AMEC, or any subsequent integration activities. For example, there can be no assurance that as a result of the public disclosures referred to above, the Company's clients (in particular in E&C) will not delay or cancel orders pending the consummation of the Offer. Any such delay or cancellation of orders could adversely affect the Company's ability to achieve the results reflected in the Projections. Further, the Projections do not take into account the effect of the public disclosures referred to above followed by any failure of the Offer to be consummated in accordance with the terms of the Implementation Agreement, and should not be viewed as accurate or continuing in that context.

        The inclusion of the Projections should not be deemed an admission or representation by the Company (or any other person) that the Projections are viewed by the Company as material information of the Company. To the contrary, the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long-term forecasts.

        The Projections are not being included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but because they were made available by the Company's management to (i) AMEC, (ii) each of the Financial Advisors and IFBC for use in connection with preparing their opinions and (iii) to the Board, and to each of the Financial Advisors in connection with their financial analyses and their advice to the Board. The information from the Projections should be evaluated, if at all, in conjunction with, among other things: (i) the other information regarding the Company contained elsewhere in this Schedule 14D-9, (ii) the important information and risk factors relating to the Offer, AMEC and the AMEC Shares set out in the Prospectus and the Letter of Transmittal (including as set out in the information captioned "Risk Factors—Risks related to the Acquisition—The projections and forecasts presented in this prospectus are for illustrative purposes and may not be an indication of actual results" in the Prospectus) and (iii) the historical financial statements and other information regarding the Company and its business and results of operations contained in the Company's public filings with the SEC.

        In light of the foregoing factors and the uncertainties inherent in the Projections, shareholders are cautioned not to place undue, if any, reliance on the Projections.

Projected Financial Information

        The Company provided the following internal non-public standalone financial projections of the Company's operating performance for fiscal years 2013, 2014 and 2015 to AMEC on August 28, 2013.

Projections provided as of August 28, 2013

	Year ended December 31
	2013E	2014E	2015E
	(amounts in millions of dollars, except ratio data) (unaudited)
Scope Revenue (continuing operations)
E&C	1,870	2,366	2,555
GPG	846	988	1,012

Scope Revenue (continuing operations)	2,716	3,354	3,567

Adjusted EBITDA (continuing operations)(1)
E&C	211	253	319
GPG	156	140	161
C&F(2)	(82)	(80)	(82)

Adjusted EBITDA (continuing operations)(1)	285	313	398

Ratios based on continuing operations
Adjusted EBITDA margin	10.5%	9.3%	11.2%
Adjusted EPS (continuing operations)	$1.60	$1.86	$2.50

	Year ended December 31
	2013E	2014E
	(amounts in millions of dollars, except ratio data) (unaudited)
Scope Backlog
E&C	3,230	3,790
GPG	731	829
Scope Backlog	3,961	4,619

(1)
Excludes net asbestos-related provision.

(2)
Includes general corporate income and expense, the Company's captive insurance operation and the elimination of transactions and balances related to intercompany interest.

Projections provided during February 2014

        In connection with the preparation of a working capital statement as required under the rules of the UKLA, during February 2014, the Company provided AMEC with the following internal non-public standalone financial projections of the Company's operating performance for fiscal years 2014 and

2015, which were also provided to the Board and to the Financial Advisors and IFBC for use in connection with the rendering of their respective financial opinions and performing related analyses.

	Year ended December 31
	2014E	2015E
	(amounts in millions of dollars, except ratio data) (unaudited)
Scope Revenue (continuing operations)
E&C	2,475	2,656
GPG	823	975

Scope Revenue (continuing operations)	3,298	3,631
Adjusted EBITDA (continuing operations)(1)
E&C	252	314
GPG	133	159
C&F(2)	(75)	(77)

Adjusted EBITDA (continuing operations)(1)	310	396
Ratio based on continuing operations
Adjusted EBITDA margin	9.4%	10.9%

(1)
Excludes net asbestos-related provision.

(2)
Includes general corporate income and expense, the Company's captive insurance operation and the elimination of transactions and balances related to intercompany interest.

Projections provided in August, 2014

        Also in connection with the preparation of the working capital statement, the Company provided AMEC with the following internal non-public standalone financial projections of the Company's operating performance for the financial years ended December 31, 2014 and 2015.

	Year ended December 31
	2014E	2015E
	(amounts in millions of dollars, except ratio data) (unaudited)
Scope Revenue (continuing operations)
E&C	2,348	2,590
GPG	792	1,123

Scope Revenue (continuing operations)	3,141	3,713
Adjusted EBITDA (continuing operations)(1)
E&C	232	280
GPG	151	150
C&F(2)	(75)	(78)

Adjusted EBITDA (continuing operations)(1)	308	352
Ratio based on continuing operations
Adjusted EBITDA margin	9.8%	9.5%

(1)
Excludes net asbestos-related provision.

(2)
Includes general corporate income and expense, the Company's captive insurance operation and the elimination of transactions and balances related to intercompany interest.

Projections Utilized in Fairness Opinions of Goldman Sachs and J.P. Morgan

        The following financial projections were utilized by Goldman Sachs and J.P. Morgan in connection with their fairness opinions:

Company Management Projections

	2014	2015	2016	2017	2018	2019	2020	2021	2022
	($ millions, unless otherwise stated)
Revenue	3,298	3,631	3,802	3,944	4,095	4,252	4,394	4,559	4,716
Adj. EBITDA(1)	310	396	444	478	511	546	555	592	629
Cashflow conversion rate(2)	78.3%	74.0%	72.4%	70.9%	69.0%	68.7%	68.3%	68.7%	69.2%
Unlevered free cash flow	242	293	322	399	353	375	379	406	435

(1)
Excludes asbestos related provision.

(2)
Based on management guidance. Defined as unlevered free cash flow / EBITDA.

Cautionary Statement Regarding Forward-Looking Statements

        Information both included and incorporated by reference in this Schedule 14D-9 may contain forward-looking statements that are based on management's assumptions, expectations and projections about the Company and the various industries within which the Company operates. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. These include statements regarding the Company's expectations about revenues (including as expressed by its backlog), its liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described in the Prospectus and the 2013 Annual Report, and the following, could cause the Company's business conditions and results to differ materially from what is contained in forward-looking statements: the timing and success of the pending offer and acquisition of the Company by AMEC, the risk that the Company's business will be adversely impacted during the pending offer and acquisition of the Company by AMEC, the risk of the occurrence of any event, change or other circumstances that could give rise to the termination of the Implementation Agreement, the risk that the Minimum Tender Condition will not be met, unexpected costs or unexpected liabilities that may arise from the proposed offer and acquisition of the Company by AMEC, whether or not consummated, deterioration in global economic conditions, changes in investment by the oil and gas, oil refining, chemical/petrochemical and power generation industries, changes in the financial condition of its customers, changes in regulatory environments, changes in project design or schedules, contract cancellations, the changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, compliance with laws and regulations relating to the Company's global operations, currency fluctuations, war, terrorist attacks and/or natural disasters affecting facilities either owned by the Company or where equipment or services are or may be provided by the Company, interruptions to shipping lanes or other methods of transit, outcomes of pending and future litigation, including litigation regarding the Company's liability for damages and insurance coverage for asbestos exposure, protection and validity of the Company's patents and other intellectual property rights, increasing global competition, compliance with its debt covenants, recoverability of claims against the Company's customers and others by the Company and claims by third parties against the Company, and changes in estimates used in its critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond the Company's control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with or furnished to the SEC.

Where You Can Find More Information

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its Directors and officers, their remuneration, share options granted to them, the principal holders of their securities and any material interest of such persons in transactions with the Company or AMEC, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

        The SEC allows the Company to "incorporate by reference" information into this Schedule 14D-9, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

        The Company incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

  •
  the 2013 Annual Report;

  •
  the Company's Proxy Statement on Schedule 14A filed on April 1, 2014;

  •
  the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2014;

  •
  the Company's Proxy Statement on Schedule 14A filed on June 12, 2014; and

  •
  the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2014.

        The Company also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

        Company shareholders can obtain documents related to AMEC and the Company, without charge, by requesting them in writing or by telephone from the appropriate company.

AMEC Old Change House 128 Queen Victoria Street London EC4V 4BJ United Kingdom +44(0) 20 7429 7500 Attention: Investor Relations www.amec.com	Foster Wheeler 53 Frontage Road P.O. Box 9000 Hampton, NJ 08827-9000 United States +1 (908) 730 4000 Attention: Corporate Secretary www.fwc.com	Foster Wheeler Lindenstrasse 10 6340 Baar, Switzerland +41 41 748 4320 www.fwc.com

Item 9.    Exhibits

Exhibit No.	Document
(a)(1)	Prospectus, dated October 7, 2014 (incorporated by reference to AMEC's Registration Statement on Form F-4, filed on October 2, 2014).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by AMEC International Investments BV on October 7, 2014 (the "Schedule TO")).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(6)	Summary advertisement in The New York Times, dated October 7, 2014 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(a)(7)	Press Release issued by the Company on February 13, 2014 (incorporated by reference to Exhibit 99.03 to the Company's Current Report on Form 8-K, filed on February 13, 2014).

(a)(8)	Internal Announcement to Employees of the Company, dated February 13, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on February 13, 2014).

(a)(9)	Presentation to Employees of the Company, dated February 13, 2014 (incorporated by reference to Exhibit 99.02 to the Company's Current Report on Form 8-K, filed on February 13, 2014).

(a)(10)	Internal Announcement to Employees of the Company, dated April 25, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on April 25, 2014).

(a)(11)	Internal Announcement to Employees of the Company, dated May 9, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on May 9, 2014).

(a)(12)	Internal Announcement to Employees of the Company, dated May 23, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on May 23, 2014).

(a)(13)	Internal Announcement to Employees of the Company, dated June 5, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on June 6, 2014).

(a)(14)	Internal Announcement to Employees of the Company, dated June 6, 2014 (incorporated by reference to Exhibit 99.02 to the Company's Current Report on Form 8-K, filed on June 6, 2014).

(a)(15)	Foster Wheeler AG Interview Discussion Guide, dated June 16, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on June 17, 2014).

Exhibit No.		Document
(a)(16)		Internal Announcement to Employees of the Company, dated June 20, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on June 20, 2014).

(a)(17)		Internal Announcement to Employees of the Company, dated July 3, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on July 3, 2014).

(a)(18)		Internal Announcement to Employees of the Company, dated August 1, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on August 1, 2014).

(a)(19)		Internal Announcement to Employees of the Company, dated September 5, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on September 5, 2014).

(a)(20)		Internal Announcement to Employees of the Company, dated September 26, 2014 (incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K, filed on September 26, 2014).

(a)(21)	*	Opinion of Goldman, Sachs & Co., dated February 13, 2014 (included as Annex I to this Schedule 14D-9).

(a)(22)	*	Opinion of J.P. Morgan Securities LLC, dated February 13, 2014 (included as Annex II to this Schedule 14D-9).

(a)(23)	*	Opinion of IFBC AG, dated February 13, 2014 (included as Annex III to this Schedule 14D-9).

(a)(24)	*	Notice of Pendency and Proposed Settlement of Class Action.

(e)(1)(A)		Implementation Agreement by and between AMEC and the Company, dated 13 February 2014 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on February 13, 2014).

(e)(1)(B)		Letter agreement, dated 28 March 2014, by and between AMEC and the Company (incorporated by reference to Exhibit 2.2 to the Company's Form 10-Q for the quarter ended March 31, 2014).

(e)(1)(C)		Deed of Amendment, dated 28 May 2014, by and between AMEC and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on May 28, 2014).

(e)(1)(D)		Deed of Amendment, dated 2 October 2014, by and between AMEC and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on October 2, 2014).

(e)(2)		Foster Wheeler Annual Executive Short-term Incentive Plan, as amended and restated effective February 28, 2013 (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(3)		First Amendment to the Foster Wheeler Annual Executive Short-term Incentive Plan (as amended and restated effective February 28, 2013), effective February 26, 2014 (incorporated by reference to Exhibit 10.10 to the 2013 Annual Report).

Exhibit No.	Document
(e)(4)	Foster Wheeler AG Omnibus Incentive Plan, Amended and Restated Effective as of May 2, 2013 (incorporated by reference to Annex B to the Company's Definitive Proxy Statement, filed on March 26, 2013).

(e)(5)	Form of Employee Nonqualified Stock Option Agreement, effective May 2010 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.16 to the Company's Form 10-Q for the quarter ended March 31, 2010).

(e)(6)	Form of Employee Nonqualified Stock Option Agreement, effective November 2012 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(7)	Form of Employee Nonqualified Stock Option Agreement, effective February 2013 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.20 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(8)	Form of Employee Restricted Stock Unit Award Agreement, effective May 2010 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.17 to the Company's Form 10-Q for the quarter ended March 31, 2010).

(e)(9)	Form of Employee Restricted Stock Unit Award Agreement, effective November 2012 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(10)	Form of Employee Restricted Stock Unit Award Agreement, effective February 2013 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(11)	Form of Employee Restricted Stock Unit Award Agreement, effective February 2014 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.18 to the 2013 Annual Report).

(e)(12)	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 2, 2011).

(e)(13)	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals), effective November 2012 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(14)	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals), effective February 2013 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(15)	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals), effective December 2013 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.22 to the 2013 Annual Report).

(e)(16)	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals), effective February 2014 with respect to certain employees and executive officers (incorporated by reference to Exhibit 10.23 to the 2013 Annual Report).

Exhibit No.	Document
(e)(17)	Form of Director Nonqualified Stock Option Agreement, effective February 2013 with respect to non-employee directors (incorporated by reference to Exhibit 10.29 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(18)	Form of Director Restricted Stock Unit Agreement, effective February 2013 with respect to non-employee directors (incorporated by reference to Exhibit 10.31 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(19)	Foster Wheeler AG Senior Executive Severance Plan, effective as of February 28, 2013 (incorporated by reference to Exhibit 10.34 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(20)	Employment Agreement by and between Foster Wheeler Inc. and J. Kent Masters, dated July 21, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 25, 2011).
(e)(21)	First Amendment to Letter Agreement by and between Foster Wheeler Inc. and J. Kent Masters, dated October 29, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 1, 2012).

(e)(22)	Employment Agreement by and between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of June 1, 2009 (incorporated by reference to Exhibit 10.43 to the 2013 Annual Report).

(e)(23)	First Amendment to the Employment Agreement by and between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.44 to the 2013 Annual Report).

(e)(24)	Second Amendment to the Employment Agreement by and between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of November 11, 2013 (incorporated by reference to Exhibit 10.45 to the 2013 Annual Report).

(e)(25)	Employment Agreement, by and between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of January 6, 2009 (incorporated by reference to Exhibit 10.76 to the Company's Form 10-K for the year ended December 26, 2008).

(e)(26)	First Amendment to the Employment Agreement by and between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of December 21, 2009 (incorporated by reference to Exhibit 10.89 to the Company's Form 10-K for the year ended December 31, 2009).

(e)(27)	Second Amendment to the Employment Agreement by and between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of August 30, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 30, 2010).

(e)(28)	Third Amendment to the Employment Agreement by and between Foster Wheeler North America Corp. and Gary Nedelka, dated as of April 12, 2011 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2011).

(e)(29)	Fourth Amendment to the Employment Agreement by and between Foster Wheeler North America Corp. and Gary Nedelka, effective January 1, 2013 (incorporated by reference to Exhibit 10.73 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(30)	Employment Agreement by and between Foster Wheeler Ltd. and Franco Baseotto, dated as of May 6, 2008 (incorporated by reference to Exhibit 10.1 to Foster Wheeler Ltd.'s Current Report on Form 8-K, filed on May 12, 2008).

Exhibit No.	Document
(e)(31)	First Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Franco Baseotto, effective as of January 18, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 20, 2010).

(e)(32)	Second Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Franco Baseotto, dated as of May 4, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 10, 2010).

(e)(33)	Third Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Franco Baseotto, dated as of March 14, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2012).

(e)(34)	Fourth Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Franco Baseotto, dated October 29, 2012 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on November 1, 2012).

(e)(35)	Fifth Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Franco Baseotto, effective January 1, 2013 (incorporated by reference to Exhibit 10.54 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(36)	Contract of Employment by and between Foster Wheeler Energy Limited and Michelle Davies, prepared on August 8, 2008 (incorporated by reference to Exhibit 10.99 to the Company's Form 10-K for the year ended December 31, 2009).

(e)(37)	First Amendment to the Employment Agreement by and between Foster Wheeler Energy Limited and Michelle K. Davies, dated as of January 1, 2010 (incorporated by reference to Exhibit 10.14 to the Company's Form 10-Q for the quarter ended March 31, 2010).

(e)(38)	Second Amendment to the Employment Agreement by and between Foster Wheeler Energy Limited and Michelle K. Davies, dated as of November 17, 2011 (incorporated by reference to Exhibit 10.62 to the Company's Form 10-K for the year ended December 31, 2011).

(e)(39)	Third Amendment to the Employment Agreement by and between Foster Wheeler Energy Limited and Michelle K. Davies, effective as of March 1, 2013 (incorporated by reference to Exhibit 10.58 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(40)	Fourth Amendment to the Contract of Employment by and between Foster Wheeler Energy Limited and Michelle K. Davies, effective as of May 7, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2013).

(e)(41)	Contract of Employment by and between Foster Wheeler Management Limited and Stephen Rostron, effective as of August 27, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2013).

(e)(41)(A)	First Amendment to the Contract of Employment by and between Foster Wheeler Management Limited and Stephen Rostron, effective as of March 3, 2014 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2014).

(e)(42)	Employment Agreement by and between Foster Wheeler Ltd. and Beth B. Sexton, dated as of April 7, 2008 (incorporated by reference to Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2008).

Exhibit No.	Document
(e)(43)	First Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Beth Sexton, effective as of January 18, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on January 20, 2010).

(e)(44)	Second Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Beth B. Sexton, dated as of May 4, 2010 (incorporated by reference to Exhibit 10.3 to Foster Wheeler's Form 10-Q for the quarter ended June 30, 2010).

(e)(45)	Third Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Beth Sexton, dated as of February 22, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2011).

(e)(46)	Fourth Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Beth B. Sexton, dated October 29, 2012 (incorporated by reference to Exhibit 10.3 to the Company's Current Report Form 8-K, filed on November 1, 2012).

(e)(47)	Fifth Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Beth B. Sexton, effective January 1, 2013 (incorporated by reference to Exhibit 10.68 to the Company's Form 10-K for the year ended December 31, 2012).

(e)(48)	Employment Agreement by and between Foster Wheeler Ltd. and Lisa Z. Wood, dated as of January 6, 2009 (incorporated by reference to Exhibit 10.77 to the Company's Form 10-K for the year ended December 26, 2008).

(e)(49)	First Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Lisa Z. Wood, effective as of January 18, 2010 (incorporated by reference to Exhibit 10.91 to the Company's Form 10-K for the year ended December 31, 2009).

(e)(50)	Second Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Lisa Z. Wood, dated as of July 16, 2010 (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended June 30, 2010).

(e)(51)	Employment Agreement among Foster Wheeler Inc., Rakesh K. Jindal and Foster Wheeler International Corp., dated as of April 27, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2009).

(e)(52)	First Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Rakesh K. Jindal, effective as of January 18, 2010 (incorporated by reference to Exhibit 10.95 to the Company's Form 10-K for the year ended December 31, 2009).

(e)(53)	Second Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Rakesh K. Jindal, effective as of April 1, 2010 (incorporated by reference to Exhibit 10.98 to the Company's Form 10-K for the year ended December 31, 2010).

(e)(54)	Third Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Rakesh K. Jindal, dated as of May 25, 2010 (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended June 30, 2010).

(e)(55)	Fourth Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Rakesh K. Jindal, dated as of March 14, 2012 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2012).

(e)(56)	Fifth Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Rakesh K. Jindal, dated October 29, 2012 (incorporated by reference to Exhibit 10.82 to the Company's Form 10-K for the year ended December 31, 2012).

Exhibit No.	Document
(e)(57)	Sixth Amendment to the Employment Agreement by and between Foster Wheeler Inc. and Rakesh K. Jindal, dated November 8, 2013 (incorporated by reference to Exhibit 10.78 to the 2013 Annual Report).

(e)(58)	Contract of Employment by and between Foster Wheeler Management Ltd. and Jon Nield, dated as of September 19, 2013 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 2013).

(e)(59)	Letter of appointment by and between J. Kent Masters and AMEC, dated October 2, 2014 (incorporated by reference to Exhibit 10.21 to AMEC's Registration Statement on Form F-4, filed on October 2, 2014).

(e)(60)	Letter of appointment by and between Stephanie S. Newby and AMEC, dated October 2, 2014 (incorporated by reference to Exhibit 10.22 to AMEC's Registration Statement on Form F-4, filed on October 2, 2014).

(e)(61)	Mandate Agreement by and between J. Kent Masters and AMEC dated October 2, 2014 (incorporated by reference to Exhibit 10.26 to AMEC's Registration Statement on Form F-4, filed on October 2, 2014).

(e)(62)	Mandate Agreement by and between Stephanie S. Newby and AMEC dated October 2, 2014 (incorporated by reference to Exhibit 10.27 to AMEC's Registration Statement on Form F-4, filed on October 2, 2014).

(e)(63)	Coordination and Settlement Agreement between J. Kent Masters and AMEC dated October 2, 2014 (incorporated by reference to Exhibit 10.23 to AMEC's Registration Statement on Form F-4, filed on October 2, 2014).

(e)(64)	Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended June 30, 2014).

(e)(65)	Form of Indemnification Agreement for Directors and Officers of the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on November 8, 2004).

(e)(66)	Form of Indemnification Agreement for Directors and Officers of the Company (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed on February 9, 2009).

(e)(67)	Confidentiality Agreement, dated August 26, 2013, by and between AMEC and the Company (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

(e)(68)	Non-Solicitation Agreement, dated January 12, 2014, by and between AMEC and the Company (incorporated by reference to Exhibit (d)(11) to the Schedule TO).

Annex I	Opinion of Goldman, Sachs & Co., dated February 13, 2014 (included as Annex I to this Schedule 14D-9).

Annex II	Opinion of J.P. Morgan Securities LLC, dated February 13, 2014 (included as Annex II to this Schedule 14D-9).

Annex III	Opinion of IFBC AG, dated February 13, 2014 (included as Annex III to this Schedule 14D-9).

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOSTER WHEELER AG
Date: October 7, 2014	By:	/s/ MICHELLE K. DAVIES
		Name:	Michelle K. Davies
		Title:	Executive Vice President, General Counsel and Corporate Secretary

 Annex I

200 West Street | New York, New York 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

February 13, 2014

Board of Directors
Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug)
Switzerland

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than AMEC plc ("AMEC") and its affiliates) of the outstanding registered shares of capital stock, par value CHF 3.00 per share (the "Company Shares"), of Foster Wheeler AG (the "Company") of the Aggregate Consideration (as defined below) to be paid to the holders of Company Shares in the Exchange Offer (as defined below) pursuant to the Implementation Agreement, dated as of February 13, 2014 (the "Agreement"), by and between AMEC and the Company. The Agreement provides for an exchange offer for Company Shares (the "Exchange Offer") pursuant to which AMEC will exchange each Company Share accepted for, at the election of the holder thereof, either (a) $32.00 in cash (the "Cash Consideration") or (b) at the election of the holder thereof, either 1.7996ordinary shares, par value £0.50 per share (the "AMEC Shares"), of AMEC or 1.7996 American Depositary Shares of AMEC ("ADSs"), each representing one AMEC Share (the "Share Consideration; taken in the aggregate with the Cash Consideration, the "Aggregate Consideration"), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. In addition, pursuant to the Agreement, the Company may declare and pay, at any time prior to the Offer Closing Date (as defined in the Agreement), a dividend, not conditioned on the completion of the Exchange Offer, in an amount up to $0.40 per Company Share (the "Dividend") to the holders of record of the issued and outstanding Company Shares as of the applicable record date. The Agreement further provides that, following completion of the Exchange Offer and the satisfaction of certain other conditions, including the absence of any legal impediments and the acquisition or control by AMEC of 90% of the outstanding Company Shares, AMEC shall use reasonable endeavors to cause the Company to be merged with and into a wholly owned subsidiary of AMEC and each outstanding Company Share (other than Company Shares already owned by AMEC) will receive consideration pursuant to a merger agreement to be prepared, executed and delivered by AMEC and the Company after the completion of the Exchange Offer, as to which agreement and the transaction contemplated thereby we are expressing no opinion.

Securities and Investment Services Provided by Goldman, Sachs & Co.

        Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, AMEC, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Agreement (collectively, the "Transaction") for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Exchange Offer, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide investment banking services to the Company, AMEC and their respective affiliates for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company and annual reports to shareholders of AMEC for the five years ended December 31, 2012; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and interim reports to shareholders of AMEC; certain other communications from the Company and AMEC to their respective shareholders; certain publicly available research analyst reports for the Company and AMEC; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for AMEC, in each case, as prepared by the management of the Company and approved for our use by the Company (the "Forecasts"), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the "Synergies"). We have also held discussions with members of the senior managements of the Company and AMEC regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and AMEC; reviewed the reported price and trading activity of the Company Shares and of the AMEC Shares; compared certain financial and stock market information for the Company and AMEC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the engineering and construction and power industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or AMEC or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or AMEC or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we have assumed, with your consent, that the Dividend, in an amount equal to

$0.40 per Company Share, will be paid prior to the Offer Closing Date to the holders of record of the issued and outstanding Company Shares as of the applicable record date.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than AMEC and its affiliates) of Company Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders in the Exchange Offer pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including provisions in the Agreement for adjustment of the Cash Consideration or payments of dividends by the Company in each case as a result of dividends paid by AMEC, or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than AMEC and its affiliates) of Company Shares in the Exchange Offer pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the AMEC Shares, the ADSs or the Company Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or AMEC or the ability of the Company or AMEC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Exchange Offer or as to how any holder of Company Shares should vote or make any election with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than AMEC and its affiliates) of Company Shares in the Exchange Offer pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

 Annex II

February 13, 2014

STRICTLY CONFIDENTIAL

The Board of Directors
Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug)
Switzerland

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value CHF 3.00 per share (the "Company Common Stock"), of Foster Wheeler AG (the "Company") of the consideration to be paid to such holders in the proposed Exchange Offer and Merger (each as defined below) pursuant to the Implementation Agreement, dated as of February 13, 2014 (the "Agreement"), between the Company and AMEC plc (the "Acquiror"). Pursuant to the Agreement, the Acquiror will commence, or will cause a direct wholly-owned subsidiary to commence, an exchange offer for all the shares of the Company Common Stock (the "Exchange Offer") for consideration per share equal to, at the election of the holder, either $32.00 in cash (the "Cash Consideration") or 1.7996 shares (the "Stock Consideration", and, together with the Cash Consideration, the "Merger Consideration") of the Acquiror's common stock, par value £0.50 per share (the "Acquiror Common Stock"), or the Acquiror's American Depositary Shares, with each American Depositary Share representing one share of Acquiror Common Stock (the "ADSs"); provided, that the Cash Consideration and the Stock Consideration will be subject to certain limitations and proration procedures set forth in the Agreement. The Agreement also permits the payment by the Company, at any time prior to the Offer Closing Date (as defined in the Agreement), of a cash dividend in an amount up to $0.40 per share of Company Common Stock to the holders of record of the issued and outstanding shares of Company Common Stock as of the applicable record date (the "Special Dividend", and, together with the Merger Consideration, the "Total Per Share Payments"). The Agreement further provides that, following completion of the Exchange Offer, and subject to certain other conditions, the Company will be merged with and into a wholly-owned subsidiary of Acquiror (the "Merger") and each outstanding share of Company Common Stock, if any, will be converted into the right to receive consideration pursuant to article 8 para 2 of the Swiss Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities. The Exchange Offer and Merger, together and not separately, are referred to herein as the "Transaction".

        In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the Company's and the Acquiror's businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Synergies"); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the Merger shall occur following the Exchange Offer and each outstanding share of Company Common Stock will be converted in the Merger into the right to receive an amount equal to the Merger Consideration. We have further assumed that the Special Dividend of $0.40 per share of Company Common Stock shall be paid prior to the Offer Closing Date. We have also assumed that the payment of any Permitted AMEC Dividend (as defined in the Agreement) shall not affect our analysis in any material respect. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Total Per Share Payments to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Total Per Share Payments to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock, the Acquiror Common Stock or the ADSs will trade at any future time.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, all of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as the Company's financial advisor from the second half of 2011 through 2012 in connection with the Company's analysis and consideration of various alternative potential transactions. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Total Per Share Payments to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares in the Exchange Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

 Annex III

Foster Wheeler AG
Lindenstrasse 10
6340 Baar
Switzerland

Zurich, 13 February 2014

Dear Members of the Board

        We understand that Foster Wheeler AG (the "Company") and AMEC plc (the "Buyer", together with the Company, the "Parties") have entered into an Implementation Agreement dated 13 February 2014 (the "Agreement") relating to the proposed acquisition by the Buyer of the outstanding registered capital stock, par value CHF 3.00 per share, of the Company (the "Company Shares"). The Agreement provides that the Buyer will commence an exchange offer to acquire the Company Shares (the "Transaction") pursuant to which the Buyer will exchange for each Company Share, in proportions elected by the holder thereof subject to certain procedures, conditions and limitations contained in the Agreement, (a) USD 16.00 (the "Cash Consideration") and (b) at the election of the holder, 0.8998 ordinary shares, par value GBP 0.50 per share, in the capital of the Buyer (the "AMEC Shares") or American Depositary Shares representing an equivalent number of AMEC Shares, (the "Share Consideration", together with the Cash Consideration, the "Aggregate Consideration").

        In addition, the Board of the Company intends to recommend to the shareholders of the Company the approval of a one-time dividend of up to USD 0.40 per share prior to the closing, the payment of which (assuming shareholder approval) is not conditioned on the Transaction and will not lead to an adjustment of the Aggregate Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have asked for our opinion as to whether the Aggregate Consideration to be received by the Company's shareholders in the Transaction pursuant to the Agreement is fair from a financial point of view. We have prepared this Fairness Opinion according to the standards typically applied to Fairness Opinions in tender offers governed by Swiss takeover law.

        In establishing the Fairness Opinion, we

  i.
  Reviewed the financial terms and conditions of the Agreement;

  ii.
  Reviewed certain publicly available historical business and financial information relating to the Company's and the Buyer's performance;

  iii.
  Reviewed certain historical business and financial information made available by the management of the Company;

  iv.
  Reviewed various financial forecasts and other data provided to IFBC or approved for IFBC's use by the Company's management relating to the Company's businesses;

  v.
  Reviewed publicly available financial estimates relating to the Company's and the Buyer's business;

III-1

  vi.
  Held discussions with the representatives of the Company with respect to the businesses and prospects of the Company and Buyer;

  vii.
  Reviewed public information of companies conducting similar business as the Parties;

  viii.
  Compared the financial performance of the Parties and their stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

  ix.
  Reviewed the financial terms and conditions of similar transactions, of which we believe to be generally relevant for assessing the transaction;

  x.
  Reviewed historical stock prices and trading volumes of the Company's shares;

  xi.
  Reviewed historical stock prices and trading volumes of the Buyer's shares; and

  xii.
  Conducted other financial studies, analyses and investigations as deemed appropriate.

        For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefore. With respect to the projected financial data relating to the Company and the Buyer referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the Buyer under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company and the Buyer or the assumptions on which they are based.

        For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that the Parties will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Transaction or materially reduce the benefits to the shareholders of the Company.

        We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Buyer nor the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company and the Buyer under any laws or regulation relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

        We have not been asked to pass upon, and express no opinion with respect to, any matter relating to the Transaction other than the fairness of the Aggregate Consideration to be received by the holders of the Company Shares, from a financial point of view. We do not express any view on, and our opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities (such as the holders of Buyer shares), creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Aggregate Consideration or otherwise. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision

III-2

of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board or to any other persons in respect of the Transaction, including as to how any shareholder of the Company should act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company or the Buyer will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

        IFBC is acting as an independent fairness opinion provider to the Board of the Company in connection with the Transaction and will receive usual marketable fees for its services, payable on the completion of our fairness opinion analysis. IFBC does not receive any compensation that depends on the statements in this fairness opinion or in relation to the successful completion of the transaction.

        This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of the Company in connection with their evaluation of the proposed Transaction. This opinion may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make in connection with the Transaction if such inclusion is required by applicable law. The issuance of this opinion has been approved by an Opinion Committee of IFBC.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be received by the shareholders of the Company in the Transaction is fair, from a financial point of view.

Very truly yours,

IFBC AG

Dr. Thomas Vettiger	Dr. Rudolf Volkart
Managing Partner	Senior Partner

III-3